Daniel A. Peterson Attorney 190 Carondelet Plaza, Suite 600 St. Louis, MO 63105 314.345.6246 fax: 314.480.1505 dan.peterson@huschblackwell.com

September 24, 2010

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4720 Washington, D.C. 20549
Attention: Mr. Dominic Minore, Mr. Kevin Ruppert, Mr. Richard Pfordte

Re:          MACC Private Equities Inc. (“MACC”)
File Number:  814-00150

To the Commission:

On July 30, 2010, MACC filed with the Securities and Exchange Commission (the “Commission”) a preliminary proxy statement (“Proxy”) and form of proxy respecting its 2010 annual shareholders’ meeting.  Subsequently, members of the Commission staff provided us oral comments on the Proxy and the form of proxy.  On August 26, 2010, MACC filed correspondence with the Commission staff which included a revised proxy statement and a copy redlined to the originally-filed Proxy and attachments, in response to those comments (the “August Correspondence”).  On September 22, 2010, the Commission staff provided us additional oral comments based on its review of the August Correspondence.  Attached to this correspondence is a revised proxy statement and a copy which is redlined to the Proxy version MACC filed via correspondence on August 26, 2010, in response to those comments.

Below are summaries of the Staff’s comments received by us on September 22, 2010, organized around the format of the Proxy attached to this correspondence, followed by MACC’s explanations or responses, as applicable.  Page references are to the redlined version of the Proxy attached to this correspondence.  We note that because MACC has been delisted from the Nasdaq, as discussed with the Commission staff, MACC has removed original proposal five from the Proxy, which sought shareholder approval for a private placement or rights offering which may have been required by Nasdaq rules, and therefore proposals 5-10 in the originally-filed Proxy are now renumbered as 5-9.

Background for Proposals 2-5; Page 4

Comment:  Please highlight the market issues associated with changing from trading on the Nasdaq to the over-the-counter quotation system.

HUSCH BLACKWELL LLP

September 24, 2010

MACC Response: We have added additional background on the market issues associated with the over-the-counter quotation system on page 4, as well as elsewhere in the Proxy where appropriate.

Background for Proposals 2-5; Page 4

Comment:  Please note that shareholders should evaluate their continual ownership of MACC’s common stock in light of all of the proposals and MACC’s circumstances.

MACC Response:  We have added this disclosure on page 4.

Proposal 4; Page 16

Comment:  Please explain that a change in control of MACC would occur if Mr. Roth or Roth Capital Partners acquires 25% or more of MACC’s common stock.

MACC Response:  We have added this disclosure on page 16.

Proposal 4; Page 16

Comment:  Please note that shareholders will not be protected by the limitations imposed on any shelf registration in any private placement.  Additionally, please note that MACC would not conduct an offering under shelf registration if at the time its auditors expressed doubt as to its ability to continue as a going concern.

MACC Response:  We have added these disclosures on page 16.

Proposal 4; Page 17

Comment:  Please note that shareholders will bear the costs of any offerings, which would dilute their interests.

MACC Response:  We have added this disclosure on page 17.

Proposal 4; Page 17

Comment:  Please eliminate or use a term other than “notional” to describe the offerings assumed.

MACC Response:  We have revised this disclosure on page 17.

Proposal 4; Page 17
Comment:  Please explain that in the example the market price of the common stock is speculated to increase only as a function of the split and in proportion to the split.

MACC Response:  We have added this disclosure on page 17.

HUSCH BLACKWELL LLP

September 24, 2010

Proposal 4; Page 18

Comment:  Please note, next to each dilution chart, that in addition to the dilution to NAV, that shareholders should consider that market price of the common stock may decrease as a result of the offerings below NAV.

MACC Response:  We have added these disclosures on page 18 under each dilution chart.

Proposal 4; Page 18

Comment:  Please clarify what is meant by the term “interest” in the dilution example charts.

MACC Response:  We have changed the line item in the charts to “Total Pro Rata ownership of Stockholder A” on page 18.

Proposal 4; Page 18

Comment:  Please discuss the intended benefits of any offering below NAV, and clarify that the impact on the market price of the stock cannot be determined.

MACC Response:  We have added the Board’s intended goals in effecting any such offerings on page 18.

Proposal 5; Page 24

Comment:  Please note that Convertibles will contain terms that will automatically adjust for any reduction of outstanding common stock resulting from the effect of any reverse stock split.

MACC Response:   We have added this disclosure to page 24.

Proposal 5; Page 24

Comment:  Please note the impact on common stockholders if a Convertible constituted a “senior security” under the Investment Company Act of 1940.

MACC Response:  We have added these disclosures to page 24.

Proposal 5; Page 27
Comment:  Please check the calculations on the chart regarding NAV per share upon exercise price and conversion of the Convertibles.  Additionally, please show illustrations with and without effecting the reverse stock split.

MACC Response:  We have recalculated the chart and added the comparison on page 27.

HUSCH BLACKWELL LLP

September 24, 2010

Periodic Reports; Page 45

Comment:  Please add a reference to the Form 10-Q/A for the period ended June 30, 2010.

MACC Response:  We have added the reference on page 45.

Miscellaneous

Comment:  Please provide an undertaking by MACC to separately account for its “New Portfolio” and “Legacy Portfolio” and present such separate accounting as appropriate in its periodic reports.

MACC Response:  MACC undertakes to so account for its portfolios and appropriately present such accounting in its future periodic reports.

Should you have any questions about the foregoing, please do not hesitate to contact myself at the number listed above.

Sincerely,

/s/ Daniel A. Peterson

Daniel A. Peterson

HUSCH BLACKWELL LLP

 SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934

Filed by the Registrant X
Filed by a Party other than the Registrant ___
Check the appropriate box:

X	Preliminary Proxy Statement
Confidential, for Use of the Commission Only (as permitted by Rule 14A-6(e)(2))
Definitive Proxy Statement
Definitive Additional Materials
Soliciting Material Pursuant to §240.14a-12

MACC PRIVATE EQUITIES INC.
(Name of Registrant as Specified In Its Charter)
_______________________________________________________________
(Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box)

X	No fee required
Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11
1) Title of each class of securities to which transaction applies: ______________________________________________.
2) Aggregate number of securities to which transaction applies:______________________________________________.

3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):___________________________________________________________.

4) Proposed maximum aggregate value of transaction:______________________________________________.
5) Total fee paid:__________________________________________.

Fee paid previously with preliminary materials

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)	Amount Previously Paid:	.
2)	Form, Schedule or Registration Statement No.:	.
3)	Filing Party:	.
4)	Date Filed:	.

September __, 2010

To the Shareholders of MACC Private Equities Inc.:

The Annual Meeting of Shareholders of MACC Private Equities Inc. will be held on Thursday, October 28, 2010, at 10:00 a.m. Pacific Daylight Time at 24 Corporate Plaza Drive, Newport Beach, California 92660.

A Notice of the meeting, a Proxy and Proxy Statement containing information about matters to be acted upon are enclosed.  In addition, our Annual Report for the fiscal year ended September 30, 2009, is enclosed and provides information regarding our financial results for the year.  Holders of common stock are entitled to vote at the Annual Meeting on the basis of one vote for each share held.  If you attend the Annual Meeting in October, you retain the right to vote in person even though you previously mailed the enclosed Proxy.

At the Annual Meeting, among other items, you will be asked to authorize MACC to issue common stock at a price below its current net asset value per share, and raise additional capital through the issuance of warrants, options or other rights to subscribe for or convert into common stock.  The terms of such securities to be authorized, including interest rates, dividends, conversion prices, voting rights, redemption prices, and similar matters will be determined by our Board of Directors.  You should review the current risks, financial statements and management’s discussion and analysis of financial condition and results of operations as provided in our 2009 Annual Report filed with the Securities and Exchange Commission on December 28, 2009 and also our subsequent periodic reports which are incorporated by reference herein.

Please also note that the form of Proxy, this Proxy Statement and our 2009 Annual Report are available at http://bnymellon.mobular.net/bnymellon/macc for your viewing.  You may access those proxy materials any time beginning September ___, 2010.

It is important that your shares be represented at the meeting whether or not you are personally in attendance, and I urge you to review carefully the Proxy Statement and sign, date and return the enclosed Proxy at your earliest convenience.  I look forward to meeting you and, together with our Directors and Officers, reporting our activities and discussing our business and prospects.  I hope you will be present.

Very truly yours,

Michael W. Dunn
Chairman of the Board

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD OCTOBER 28, 2010

To the Shareholders of MACC Private Equities Inc.:

NOTICE IS HEREBY GIVEN, that the Annual Meeting of the Shareholders of MACC Private Equities, Inc., a Delaware corporation (the “Company,” “MACC,” “we” or “us”), will be held on Thursday, October 28, 2010, 10:00 a.m. Pacific Daylight Time at 24 Corporate Plaza Drive, Newport Beach, California 92660, for the following purposes

1.	To elect four directors to serve until the 2011 Annual Shareholders Meeting or until their respective successors shall be elected and qualified;

2.	To authorize us to conduct a reverse stock split of our common stock with one new share being issued for every three shares currently outstanding and to adopt conforming changes to our articles of incorporation (the “Articles”);

3.	To change our name to “MACC Equities Inc.” by amending our Articles to more appropriately reflect our intended investment strategy;

4.	To authorize us, with the approval of the Board, to sell or otherwise issue shares of our common stock at a price below its then-current net asset value per share, subject to certain limitations discussed below;

5.	To authorize us to issue warrants, options or rights to subscribe for or convert into our common stock;

6.	To ratify the appointment of KPMG LLP as our independent auditors for our fiscal year ending September 30, 2010;

7.	To approve the Amended and Restated Investment Advisory Agreement (the “Amended Advisory Agreement”) between us and our investment adviser, Eudaimonia Asset Management, LLC (“EAM”);

8.	To approve the Amended and Restated Subadvisory Agreement (the “Amended Subadvisory Agreement”) among MACC, EAM and InvestAmerica Investment Advisors, Inc., (“IAIA”); and

9.	To transact such other business as may properly come before the meeting and any adjournment thereof.

Only holders of MACC’s common stock of record at the close of business on August 23, 2010, will be entitled to notice of, and to vote at, the meeting and any adjournment thereof.

By Order of the Board of Directors
Montie L. Weisenberger, Secretary

Your Officers and Directors desire that all shareholders be present or represented at the Annual Meeting.  Even if you plan to attend in person, please date, sign and return the enclosed proxy in the enclosed postage-prepaid envelope at your earliest convenience so that your shares may be voted.  If you do attend the meeting in October, you retain the right to vote even though you mailed the enclosed proxy.  The proxy must be signed by each registered holder exactly as the stock is registered.

PROXY STATEMENT
FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD OCTOBER 28, 2010

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (the “Board of Directors” or the “Board”) of MACC of proxies to be voted at the Annual Meeting of Shareholders to be held on October 28, 2010, or any adjournment thereof (the “2010 Annual Meeting”).  The date on which this Proxy Statement and the enclosed form of proxy are first being sent or given to shareholders of MACC is on or about ________, 2010.

PURPOSES OF THE MEETING

The 2010 Annual Meeting will be held for the purposes of:

(1)	electing four persons to serve as directors to serve until the 2011 Annual Shareholders Meeting or until their respective successors shall be elected and qualified

(2)	authorizing us to conduct a reverse stock split of our common stock;

(3)	authorizing us to change our name to “MACC Equities Inc.”;

(4)	authorizing us to sell or otherwise issues shares of common stock at a price below its then-current net asset value (“NAV”) per share, subject to certain limitations;

(5)	authorizing us to issue warrants, options or rights to subscribe for or convert into our common stock;

(6)	ratifying the appointment by the Board of KPMG LLP as our independent auditors for the fiscal year ending September 30, 2010 (“Fiscal Year 2010”);

(7)	approve the Amended Advisory Agreement with EAM;

(8)	approve the Amended Subadvisory Agreement among MACC, EAM and IAIA; and

(9)	transacting such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors unanimously recommends that the shareholders vote FOR the election as directors of the persons named under ELECTION OF DIRECTORS, FOR the authorization to conduct a reverse stock split, FOR changing our name, FOR the authorization to sell or issue common stock below NAV, FOR the authorization to issue warrants, options or rights to subscribe for or convert into our common stock, FOR the ratification of the appointment of KPMG LLP as independent auditors, FOR approval of the Amended Advisory Agreement, and FOR approval of the Amended Subadvisory Agreement

VOTING AT THE MEETING

The record date for MACC stockholders entitled to notice of, and to vote at, the 2010 Annual Meeting is the close of business on August 23, 2010 (the “Record Date”).  As of the Record Date, we had outstanding and entitled to vote at the 2010 Annual Meeting 2,464,621 shares of common stock.  The presence, in person or by proxy, of the holders of a majority of the shares of our common stock outstanding and entitled to vote at the 2010 Annual Meeting is necessary to constitute a quorum.  Abstentions and shares held by brokers, banks, other institutions and nominees that are voted on any matter at the 2010 Annual Meeting are included in determining the presence of a quorum for the transaction of business at the commencement of the 2010 Annual Meeting and on those matters for which the broker, nominee or fiduciary has authority to vote.  In deciding all questions, a shareholder shall be entitled to one vote, in person or by proxy, for each share of common stock held in the shareholder’s name at the close of business on the Record Date.

To be elected a Director, each nominee under PROPOSAL 1 must receive the favorable vote of the holders of a plurality of the shares of common stock entitled to vote and represented at the 2010 Annual Meeting.

1

In order to (i) authorize a reverse stock split under PROPOSAL 2, (ii) change our name to “MACC Equities Inc.” under PROPOSAL 3, and (iii) ratify the appointment of KPMG LLP as our independent auditors for Fiscal Year 2010 under PROPOSAL 6, these proposals must receive the favorable vote of a majority of the outstanding shares of common stock entitled to vote at the 2010 Annual Meeting.

In order to (i) authorize us to sell or otherwise issue shares of common stock below NAV under PROPOSAL 4, (ii) approve the Amended Advisory Agreement under PROPOSAL 7, and (iii) approve the Amended Subadvisory Agreement under PROPOSAL 8, these proposals must receive the affirmative vote of a majority of our outstanding common stock as defined by the Investment Company Act of 1940, as amended (the “1940 Act”), which is the vote of the lesser of (a) 67% or more of the outstanding shares of our common stock present at the 2010 Annual Meeting or represented by proxy if the holders of more than 50% of our shares are present or represented by proxy or (b) more than 50% of our outstanding shares of common stock.  In addition, PROPOSAL 4 must receive the favorable vote of a majority of the outstanding shares which are not held by our “affiliated persons” (as that term is defined by the 1940 Act).

In order to authorize us to issue warrants, options or rights to subscribe for or convert into our common stock under PROPOSAL 5, the proposal must receive the favorable vote of a majority of the votes cast at the 2010 Annual Meeting.

Each proxy delivered to us, unless the shareholder otherwise specifies therein, will be voted:

➢	FOR the election as Directors of the persons named under ELECTION OF DIRECTORS—NOMINEES;
➢	FOR authorization to conduct a reverse stock split;
➢	FOR authorization to change our name to “MACC Equities Inc.”;
➢	FOR authorization to sell or issue common stock at a price below NAV;
➢	FOR authorization to issue warrants, options or rights to subscribe for or convert into our common stock
➢	FOR the ratification of the appointment by the Board of KPMG LLP as our independent auditors;
➢	FOR the approval of the Amended Advisory Agreement with EAM; and
➢	FOR the approval of the Amended Subadvisory Agreement with IAIA and EAM.

In each case where the shareholder has appropriately specified how the proxy is to be voted, it will be voted in accordance with this specification.  As to any other matter or business which may be brought before the meeting, a vote may be cast pursuant to the accompanying proxy in accordance with the judgment of the person or persons voting the same, but neither our management nor the Board of Directors knows of any such other matter or business.  Any shareholder has the power to revoke his proxy at any time insofar as it is then not exercised by giving notice of such revocation, either personally at the meeting or in writing, to Secretary, MACC Private Equities Inc., 2533 South Coast Highway 101, Suite 240, Cardiff-By-The-Sea, California 92007, or by the execution and delivery to us of a new proxy dated subsequent to the original proxy.

2

BACKGROUND FOR PROPOSALS 2-5

At the 2008 Annual Meeting, our shareholders approved the appointment of EAM as our adviser to manage all investments we made with new capital raised after that time (the “New Portfolio”) while retaining IAIA, our long time investment adviser, to subadvise EAM respecting the assets we held at that time (the “Legacy Portfolio”).  The strategy we announced at that time was that we would, once we had assets available, seek to transition from investing in the types of illiquid debt and equity securities comprising our Legacy Portfolio, toward investing in EAM’s growth strategy for us, which included the following elements:

●
Making investments in small companies which may not have access to traditional means of financing through private investments in public equities (so-called “Pipes”) and registered direct offerings permissible for business development companies (“BDCs”) under the 1940 Act;

●	Investing up to a maximum of 30% of our total assets in equity positions of promising companies that are publicly-listed, with a focus on small- and micro-cap companies;
●	Investing on a limited basis (up to maximum of 10% of our total assets) in privately-held companies;
●	Recruiting directors with diverse and broad financial and business experience;
●	Undertaking an investor relations strategy to improve our market presence;
●
Diligently focusing on internal growth through capital appreciation while retaining income and capital gains, and obtaining additional equity capital to reduce fixed expenses per share, increase stockholder liquidity and maximize stockholder value; and

●	Retaining IAIA on a transitional basis as a subadviser to liquidate and maximize the value of the Legacy Portfolio.

At the 2008 Annual Meeting, our shareholders also approved the terms of a rights offering, among other strategies designed to increase our shareholder base, market interest in us, and our asset level.  Since that time, a number of factors have contributed to a decrease in our net asset value and our share price.  The U.S. capital markets entered into a period of disruption as evidenced by a lack of liquidity in the debt capital markets, significant write-offs in the financial services sector, the re-pricing of credit risk in the broadly syndicated credit market and the failure of major financial institutions.  These factors accelerated during the last half of 2008, and the number of investors sold assets because they had to repay debt or meet equity redemption requirements or other obligations increased significantly during the last half of 2008 and first half of 2009.  This created forced selling that negatively impacted valuations of debt securities (which comprises a majority of our Legacy Portfolio) in most markets.  The negative pressure on our Legacy Portfolio valuations contributed to significant unrealized write-downs of our debt investments.

Even though the underlying performance of a particular portfolio company may not indicate an impairment or its inability to repay all principal and interest in full, volatility in the debt capital markets may negatively impact the valuations of debt investments and result in unrealized write-downs of those debt investments. These unrealized write-downs, as well as unrealized write-downs based on the underlying performance of some of the Legacy Portfolio companies, negatively impact our stockholders’ equity.

The global financial crisis which began in late 2008 and continued through 2009, continues to result in slow economic growth in the U.S. and elsewhere, has severely impacted our share price along with a majority of most listed companies.  Because of our historically small size, limited shareholder base and limited trading volume, our stock price was hit particularly hard.  From the second quarter of our fiscal year ended September 2008 (“Fiscal Year 2008”) through the quarter ended June 30, 2010, our stock price has dropped from a high of $2.77 a share to a low of $0.54 a share—an 81% decline.  During the same period, our net asset value per share has dropped from $4.18 to $2.98—a 29% decline.

The steep decline in our share price lead the Nasdaq Capital Market (“Nasdaq”) to notify us on September 15, 2009 that we were not in compliance with Nasdaq Listing Rule 5550(a)(2) because our common stock did not maintain a minimum bid price of $1.00 per share for the preceding 30 consecutive business days.  Since the bid price of our common stock had not closed at $1.00 per share or more for a minimum of ten consecutive business days, the Nasdaq staff provided us written notification on March 16, 2010 that we had not complied with the rule, and accordingly our common stock is subject to delisting from the Nasdaq.  In accordance with Nasdaq rules, we filed an appeal of the delisting decision on March 23, 2010.  That appeal suspended the delisting.  We conducted our appeal on April 28, 2010, where presented a plan to regain compliance with the rule.  On May 14, 2010, we received a letter from Nasdaq informing us that the Nasdaq hearings panel (the “Panel”) had granted our request to remain listed on the Nasdaq Capital Market.  The Panel’s determination was subject to: (i) an understanding that on or about July 15, 2010, we would inform the Panel that we had filed a definitive proxy for our annual shareholder meeting that includes a proposal for a reverse stock split, and (ii) that on or before September 13, 2010, we must show a closing bid price of $1.00 or more for a minimum of ten prior consecutive trading days.

3

On September 13, 2010 we were notified by Nasdaq that our stock failed to show a closing bid price of $1.00 or more for a minimum of ten prior consecutive trading days and that the Panel issued a final determination to delist our shares effective on September 15, 2010.

Currently our common stock has satisfied the quotation requirements to trade on the over-the-counter “pink sheets” bulletin board.  Beginning on September 15, 2010 our common stock has been quoted on the OTCQB marketplace under the ticker symbol “MACC.”  One goal of the strategy below is to provide capital to move to the premier over-the-counter marketplace, the OTCQX and eventually return to listing our shares on Nasdaq.  The OTCQX premier over-the-counter marketplace requires: $2 million in total assets, a minimum bid price of $0.10, annual revenues of $2 million, net tangible asets of $1 million, net income of $500,000 and the market value of listed securities to equal at least $5 million.  The upper tier of the OTCQX premier maintains the same listing requirements as Nasdaq including, among other things, the $1.00 minimum bid price.  Our initial goal is to move from the OTCQB to the OTCQX.  Our long term goal is to regain listing on Nasdaq.  The quotation of our common stock on the over-the-counter “pink sheets” bulletin board provides limited liquidity for our common stock and may negatively affect the price of our common stock.

As we have previously reported, our Board has explored a number of alternatives in the last two years to address these problems.  In an attempt to raise additional capital and achieve other stated goals, we prepared to make a rights offering by filing a registration statement with the Securities and Exchange Commission (“SEC”).  In conjunction with discussions with the SEC, the Board determined to withdraw that offering and submit to shareholders the items included in this Proxy prior to moving forward with a capital transaction.  While potential Legacy Portfolio disposition options have been investigated, the Board has not received any indication that the Legacy Portfolio could be sold for a value which is reasonable, as compared to the value of the Legacy Portfolio if held to intended maturities.  Proposing a plan of liquidation was another option available to the Board.  However, because of (i) the costs associated with maintaining our registration under the Securities Exchange Act of 1934 (the “1934 Act”) and our BDC election under the 1940 Act, (ii) the uncertainty as to whether those costs could be mitigated in any meaningful way under a plan of liquidation, and (iii) the number of years that would be required to realize acceptable gains on the Legacy Portfolio, the Board was not persuaded that presenting a plan of liquidation was in the best interests of MACC or its stockholders.  Furthermore, the Board strongly believes that MACC retains enterprise value as an established public issuer operating as a BDC.  The only thing missing is additional capital.  Stockholders should evaluate their continued investment in the Company based on the risks and uncertainties associated with the proposals in this Proxy.

As discussed above and elsewhere in prior reports, obtaining additional capital, even relatively small amounts, could increase our market recognition, reduce the per-share cost of our listed BDC status, and allow EAM to undertake its promising strategy for the New Portfolio.  Since 2008, EAM’s assets under management have increased from $77,956,496 to $78,792,559 as of June 30, 2010, all of which are invested in a strategy similar to what we propose for the New Portfolio.  The Board believes that obtaining additional capital through multiple methods proposed under PROPOSALS 2-5 below can put MACC again on solid footing and provide a platform to execute on our new investment strategy.

4

PROPOSAL 1 ELECTION OF DIRECTORS

All Director nominees elected at the 2010 Annual Meeting will serve until the 2011 Annual Meeting of shareholders or until their respective successors shall be elected and qualified.  The persons named in the accompanying form of proxy intend to vote such proxy for the election of the nominees named below as Directors to serve until the next Annual Meeting of shareholders or until their respective successors shall be elected and qualified, unless otherwise properly indicated on such proxy.  If any nominee shall become unavailable for any reason, the persons named in the accompanying form of proxy are expected to consult with the Board of Directors in voting the shares represented by them at the 2010 Annual Meeting.  The Board of Directors has no reason to doubt the availability of any of the nominees and no reason to believe that any of the nominees will be unable or unwilling to serve the entire term for which election is sought.  Proxies may not be voted for more than the four Director nominees set forth below.  To be elected a Director, each nominee must receive the favorable vote of the holders of a plurality of the shares of common stock entitled to vote and represented at the 2010 Annual Meeting.  The names of the nominees, along with certain information concerning them, are provided below.

Nominees

The Board of Directors consists of a majority of Directors who are not “interested persons” (as defined by Section 2(a)(19) of the 1940 Act) of the Company, EAM, IAIA, or their affiliates.  The Director who is an interested person (as defined in the 1940 Act) is identified below.  The address for all Director nominees is 2533 South Coast Highway 101, Suite 240, Cardiff-By-The-Sea, California 92007.  None of the Director nominees serves as a director of any other company having a class of securities registered under the 1934 Act, or of any investment company registered under the 1940 Act.  Additionally, MACC consists of only one investment portfolio.

Interested Director:
Name and Age	Position(s) Held with the Corporation	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Gordon J. Roth, 56†	Director	Since 2000
CFO and Chief Operating Officer, Roth Capital Partners, LLC (independent investment banking firm specializing in small-cap companies), 2000-present; Chairman, Roth & Company, P.C. (public accounting firm located in Des Moines, Iowa), 1990-2000. Prior to that, Mr. Roth was a partner at Deloitte & Touche, a public accounting firm, in Des Moines.

† As a member of the Board of Managers of EAM, Mr. Roth is an “interested person,” as that term is defined in Section 2(a)(19) of the 1940 Act.

Independent Directors:
Name and Age	Position(s) Held with the Corporation	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Kevin J. Gadawski, 42	Director	Since January, 2010
President, NL Strategies, Inc. (a financial and strategic consulting firm), 2007-present; Owner and President of First Check Diagnostics, LLC (manufacturer of medical devices), 2004-2007;  COO and CFO, Worldwide Medical, 2002-2004; CFO, California Software, 2001-2002;  Prior to 2001, Mr. Gadawski was CFO at e-net Financial, a company providing mortgage services to both commercial and consumer markets.  Mr. Gadawski is a Certified Pubic Accountant and has a Bachelors of Science in Accounting from Northern Kentucky University.

James W. Eiler, 58	Director	Since January, 2008
Principal, Eiler Capital Advisors (Investment Banking), since 2007; Managing Director, First National Investment Bank (Investment Banking), 2007; Managing Partner, Cybus Capital Markets (Investment banking), 2004-2007; Senior Vice President, John Deere Credit (Agricultural Financial Services), 1999-2004.  Mr. Eiler holds an M.S. in Ag Economics and a B.S. in Ag Business from Iowa State University.

Michael W. Dunn, 61	Director	Since 1994	Director, MorAmerica (1994-2008); C.E.O. (since 1980), President and CEO and Director (since 1983), Farmers & Merchants Savings Bank of Manchester, Iowa.

5

Board of Directors Leadership Structure

We believe that the Board’s structure is appropriate for our operations as a BDC under the 1940 Act and having a class of securities registered under the 1934 Act and listed, in that its members possess an appropriate depth and breadth of experience relating to our investment program, in addition to having a supermajority of Independent Directors.  While our Interested Director plays a significant role in the Board’s oversight of our operations, the Chairman of the Board is an Independent Director, and the two Board Committees which directly oversee the most critical components of our corporate governance—the Audit Committee and the Corporate Governance / Nominating Committee—are made up entirely of Independent Directors.

 The primary risks we face in our business are overseen by our Board.  For example, while EAM and IAIA are primarily responsible for evaluating the credit worthiness of our portfolio companies, all of our investing activities are subject to the Board’s oversight.  Accordingly, EAM and IAIA share information about portfolio companies with the Board, and the Board provides input as to the merit of valuing the investment and making disposition determinations.  Furthermore, the Board’s Investment and Valuation Committee is directly charged with oversight of our portfolio and serves a primary role regarding the valuation of our investments.  Other risks we face relate to compliance.  Our Board is responsible for oversight of our compliance program and carries out that responsibility by monitoring compliance with our policies and reviewing periodic reports generated by our service providers as part of our compliance program.

Director Qualifications

The table below discusses the experiences, qualifications and skills of each of our Directors which led to the conclusion that they should serve as such.

Director	Experiences, Qualifications and Skills
Mr. Roth
Mr. Roth has served as a director since 2000.  As a certified public accountant, as Chairman of his own firm and prior to that as a partner at Deloitte & Touche, Mr. Roth was originally asked to join the Board to serve as the Audit Committee’s financial expert.   In his current position with RCP and throughout his service to us, Mr. Roth has helped the Board evaluate strategic options.    In addition, Mr. Roth has helped create our current strategy to change our investment focus.  Given his background as a CPA, his long Board service and his primary investment banking activities, Mr. Roth provides important skills to the Board as it moves forward with our new strategy.

Mr. Gadawski
Mr. Gadawski was recently recruited to serve on the Board to serve as a member of the Audit Committee and as that Committee’s financial expert.  In addition, Mr. Gadawski's career in smaller high growth companies will provide important insight as we begin our new investment strategy in mico-cap public companies.

Mr. Eiler
Mr. Eiler was asked to join the Board in 2007 due to his long career in financial services, including as CEO overseeing an extensive loan portfolio and as an investment banker.  Mr. Eiler’s extensive finance experience is important both to management of our Existing Portfolio and to our new investment strategy.

Mr. Dunn
Mr. Dunn has served as a Director since its inception and brings that experience to his continued service.  As the principal owner and CEO of a bank holding company and affiliates, Mr. Dunn brings the perspective of a highly-regulated financial industry to the Board and serves as its Chairman and the Chair of the Audit Committee.

Common stock Ownership of Directors

The following table represents, as of September 20, 2010 and based upon the closing price as quoted on the OTCQB of $0.63 per common share on that date, the dollar range value of equity securities beneficially owned (as that term is defined in Rule 16a-1(a)(2) of the 1934 Act) by each Director.
Name of Independent Director	Dollar Range of Equity Securities in the Corporation	Aggregate Dollar Range of Equity Securities in all Funds in Fund Complex†
Michael W. Dunn	$10,001 - $50,000	$10,001 - $50,000
Kevin J. Gadawski	$0	$0
James W. Eiler	$1- $10,000	$1- $10,000

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Name of Interested Director	Dollar Range of Equity Securities in the Corporation	Aggregate Dollar Range of Equity Securities in all Funds in Fund Complex†
Gordon J. Roth	$10,001- $50,000	$10,001- $50,000

†MACC consists of only one investment portfolio.

Section 16(a) Beneficial Ownership Reporting Compliance

Pursuant to Section 16(a) of the 1934 Act, our officers and directors and persons beneficially owning 10% or more of our common stock (collectively, “reporting persons”) must file reports on Forms 3, 4 and 5 regarding changes in their holdings of our equity securities with the SEC.  Based solely upon a review of copies of these reports sent to our Secretary and/or written representations from reporting persons that no Form 5 was required to be filed with respect to Fiscal Year 2009, we believe that all Forms 3, 4, and 5 required to be filed by all reporting persons have been properly and timely filed with the SEC.

Fiscal Year 2009 Meetings of the Board of Directors and Committees

The Audit Committee and the Corporate Governance/Nominating Committee operated during Fiscal Year 2009 to assist the Board of Directors in carrying out its duties.  During Fiscal Year 2009, eight meetings of the Board of Directors were held.  In addition, five meetings of the Audit Committee and two meetings of the Corporate Governance/Nominating Committee were held.  Each of the Directors who are nominated for election at the 2010 Annual Meeting attended at least 75% of the aggregate meetings of the Board of Directors and the meetings held by the committees of the Board of Directors on which each Director served during Fiscal Year 2009.  We strongly encourage our Directors to attend all annual meetings, and all then-acting Directors attended the 2009 Annual Meeting of shareholders.  As Kevin J. Gadawski was not yet serving as a Director at the time of the 2009 Annual Meeting, Mr. Gadawski was not in attendance.

Required Vote

To be elected a Director, each nominee must receive the favorable vote of the holders of a plurality of the shares of common stock entitled to vote and represented at the 2010 Annual Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE ELECTION AS DIRECTORS OF THE PERSONS NAMED UNDER “ELECTION OF DIRECTORS—NOMINEES” TO THEIR RESPECTIVE TERMS.

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PROPOSAL 2 AUTHORIZE US TO CONDUCT A REVERSE STOCK SPLIT

Introduction

The Board has adopted a resolution approving and recommending shareholders approve an amendment to our Amended and Restated Certificate of Incorporation (the “Certificate”) which would effect a reverse stock split of our issued and outstanding common stock at a ratio of 1 to 3.  The primary purpose in proposing the reverse stock split is to raise the trading price of our common stock to better enable us to move to the OTCQX over-the-counter market and eventually regain the listing of our common stock on the Nasdaq, as discussed above.  A higher net asset value and stock price will also put our share price in a more customary range, as further discussed below.  If it is approved by the shareholders, the reverse stock split will be accomplished by the filing of an amendment to the Certificate with the Secretary of State of the State of Delaware. The Board reserves the right to abandon the reverse stock split or to delay the reverse stock split for up to six months after the 2010 Annual Meeting if it determines that it is in the best interests of MACC and its shareholders to do so.

If our stockholders grant the Board the authority to effect a reverse stock split, we would file a Certificate of Amendment to the Certificate, with the Delaware Secretary of State to effect the proposed reverse stock split, in substantially the form attached to this proxy statement as Appendix A, the text of which may be altered for any changes required by the Delaware Secretary of State and changes deemed necessary or advisable by the Board of Directors. Our Board of Directors has approved and declared advisable the proposed Certificate of Amendment.  The following discussion contains all material considerations shareholders should consider when voting on this proposal, but the discussion is qualified by the full text of the proposed amendment to the Certificate, which is hereby incorporated by reference.  If the proposed reverse stock split is implemented, then the number of issued and outstanding shares of our Common Stock would be reduced by two-thirds.  Each shareholder will hold the same percentage of common stock outstanding immediately following the reverse stock split as that shareholder held immediately before the reverse stock split.

Purposes of the Reverse Stock Split

The Board’s primary objective in proposing the reverse stock split is to raise the per share trading price of our common stock to enable us to move to the OTCQX over-the-counter market and eventually regain the listing of our common stock on the Nasdaq, as discussed above under “Background for Proposals 2-5.”  While implementing a reverse stock split at this point will not assist in curing our delisting from Nasdaq, the Board nonetheless is seeking stockholder approval of the stock split to enable the Board with an additional tool to deploy to increase our stock price in any event.

An increase in the per-share trading value of our common stock would be beneficial because it would:

●	improve the perception of our common stock as an investment security;
●	return our stock price to a higher trading level after an extended period of inadequate performance;
●	appeal to a broader range of investors to generate greater investor interest in us; and
●
reduce stockholder transaction costs because investors would pay lower commission to trade a fixed dollar amount of our stock if our stock price were higher than they would if our stock price were lower.

A decrease in the number of issued and outstanding shares of our commons stock would be beneficial for MACC because by doing so, we will have more shares available for future issuances under the proposals we seek approval for below.

You should consider that, although our Board believes that a reverse stock split will in fact increase the price of our common stock, in many cases, because of variables outside of a company’s control (such as market volatility, investor response to the news of a proposed reverse stock split and the general economic environment), the market price of a company’s shares may in fact decline in value after a reverse stock split.  You should also keep in mind that the implementation of a reverse stock split will not have an effect on the actual or intrinsic value of our business or a stockholder’s proportional ownership in MACC.  However, should the overall value of our common stock decline after the proposed reverse stock split, then the actual or intrinsic value of the shares of our common stock held by you will also proportionately decrease as a result of the overall decline in value.

Risks Associated with the Reverse Stock Split

We cannot assure you that the proposed reverse stock split, if implemented, will have the desired effect of raising the price of our common stock over the long term. The history of similar stock split combinations for companies in like circumstances is varied.

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There is no assurance that the trading price per share of common stock after the reverse stock split would rise in proportion to the reduction in the number of pre-split shares outstanding before the reverse stock split; and the market price per post-split share would either meet, exceed or remain in excess of the $1.00 minimum bid price as required to eventually regain our listing with Nasdaq.  Furthermore, it is possible that the marketplace could negatively view the reverse stock split itself and therefore negate any potential share price increase.

The market price of our common stock would also be based on our performance and other factors, some of which are unrelated to the number of shares outstanding. If the proposed reverse stock split is consummated and the trading price of our common stock declines, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of the reverse stock split. Furthermore, the liquidity of our common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Potential Effects of Reverse Stock Split

Immediate Effects

The immediate effect of a reverse stock split would be to reduce the number of shares of our common stock outstanding and a likely increase in the trading price of our common stock.  However, we cannot predict the effect of any reverse stock split upon the market price of our common stock over an extended period, and in many cases, the market value of a company’s stock following a reverse stock split declines. We cannot assure you that the trading price of our common stock after the reverse stock split will rise in inverse proportion to the reduction in the number of shares of our common stock outstanding as a result of the reverse stock split. Also, we cannot assure you that a reverse stock split would lead to a sustained increase in the trading price of our common stock.  The trading price of our common stock may change due to a variety of other factors, including our operating results and other factors related to our business and general market conditions.

 The resulting decrease in the number of shares of our common stock outstanding could potentially adversely affect the liquidity of our common stock, especially in the case of larger block trades.

Effects on Ownership by Individual Stockholders

If we implement a reverse stock split, the number of shares of our common stock held by each stockholder would be reduced by dividing the number of shares held immediately before the reverse stock split by three and then rounding up to the nearest whole share.  We will round up to a whole number of shares in lieu of any fractional interest in a share to which each stockholder would otherwise be entitled as a result of the reverse stock split, as described in further detail below.  The reverse stock split would not affect any stockholder’s percentage ownership interest in MACC or proportionate voting power.

Other Effects on Outstanding Shares

If we implement a reverse stock split, the rights pertaining to the outstanding shares of our common stock would be unchanged after the reverse stock split.  Each share of our common stock issued following the reverse stock split would be fully paid and nonassessable.  The reverse stock split would result in some stockholders owning “odd-lots” of less than 100 shares.  Brokerage commissions and other costs of transactions in odd-lots are generally higher than the costs of transactions in “round-lots” of even multiples of 100 shares.

Effect on registration under the 1934 Act

Our common stock is currently registered under Section 12(b) of the 1934 Act, and we are subject to the periodic reporting and other requirements of the 1934 Act. The proposed reverse stock split will not affect the registration of our stock under the 1934 Act because we must remain registered under the 1934 Act to maintain our BDC election.  If the proposed reverse stock split is implemented, we currently expect that our common stock will continue to be traded on the OTCQB under the symbol “MACC,” with the potential to be quoted on the OTCQX, the premier over-the-counter market, as discussed above under “Background for Proposals  2-5.”

Effect on authorized and outstanding Shares

The reverse stock split would affect all issued and outstanding shares of common stock.  We will not change the number of shares of common stock currently authorized.  However, upon the effectiveness of the reverse stock split, the number of authorized shares of common stock that are not issued or outstanding would increase due to the reduction in the number of shares of common stock issued and outstanding as a result of the reverse stock split.

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Currently, we are authorized to issue up to a total of 10,000,000 shares of common stock, of which 2,464,621 shares were outstanding as of July 15, 2010. Immediately following the effectiveness of the proposed amendment to our Certificate, the total authorized number of shares of common stock would be 821,541.  The following table contains approximate information relating to the common stock under a proposed reverse stock split ratio of one for three (1:3), without giving effect to any adjustments for rounding up to the nearest whole share, as of July 15, 2010:

Shares of Common Stock	Pre-Reverse Split	Post Reverse Split
Outstanding	2,464,621	821,541
Reserved for future issuance	7,535,379	9,178,459

Effect on MACC

We expect our business and operations to continue as they are currently being conducted and the reverse stock split is not anticipated to have any effect upon the conduct of our business.  Because we are electing to round up when less than a whole share results from the reverse split of three shares to one, we will not pay any consideration to cash out fractional shares.  We expect to incur expenses of approximately $35,000 to effect the reverse stock split.

Accounting effects

Net earnings/loss per share and book value per share will be increased as a result of the reverse stock split because there will be fewer shares of common stock outstanding. Appropriate adjustments will be made to the shareholders equity account on our balance sheet to reflect the decrease in issued and outstanding shares and the increase in par value per share.  The par value of our common stock will change to $0.03 per share after the reverse stock split.  Also, our capital account would remain unchanged, and we do not anticipate that any other accounting consequences would arise as a result of the reverse stock split.

Procedure for Effecting the Proposed Stock Split and Exchange of Stock Certificates

If stockholders approve the proposal, we will file with the Delaware Secretary of State a Certificate of Amendment to our Certificate.  The reverse stock split will become effective at the time and on the date of filing of, or at such later time as is specified in, the Certificate of Amendment, which we refer to as the “effective time” and “effective date,” respectively.  Beginning at the effective time, each certificate representing shares will be deemed for all corporate purposes to evidence ownership of the number of whole shares into which the shares previously represented by the certificate were combined pursuant to the reverse stock split.

Upon the reverse stock split, we intend to treat stockholders holding our common stock in “street name,” through a bank, broker or other nominee, in the same manner as registered stockholders whose shares are registered in their names.  Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding our common stock in “street name.” However, these banks, brokers or other nominees may have different procedures than registered stockholders for processing the reverse stock split.  If you hold your shares with a bank, broker or other nominee and if you have any questions in this regard, we encourage you to contact your nominee.

Following the reverse stock split, stockholders holding physical certificates must exchange those certificates, will have their new shares deposited as book entry shares and will receive a statement reflecting their new  registered shareholder account balance. As noted above, in lieu of issuing fractional shares, the Company will round up in the event the stockholder would be entitled to receive less that one share of Common Stock as a result of the reverse stock split.  Our transfer agent will advise registered stockholders of the procedures to be followed to exchange certificates in a letter of transmittal to be sent to stockholders.  Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) until requested to do so.

Fractional Shares

We will not issue fractional shares in connection with the reverse stock split.  Instead, any fractional share resulting from the reverse stock split because the stockholder owns a number of shares not evenly divisible by three will instead be rounded up to the next whole share number.

No Appraisal Rights

No appraisal rights are available under the Delaware General Corporation Law or under our Certificate, or by-laws with respect to the reverse stock split.  There may exist other rights or actions under state law for stockholders who are aggrieved by reverse stock splits generally.

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Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following is a summary of the material U.S. federal income tax consequences of the reverse stock split to holders of our shares.  This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date of this document, all of which may be subject to change, possibly with retroactive effect.  This summary only addresses holders who hold their shares as capital assets within the meaning of the Code and does not address all aspects of U.S. federal income taxation that may be relevant to holders subject to special tax treatment, such as financial institutions, dealers in securities, insurance companies, foreign persons and tax-exempt entities. In addition, this summary does not consider the effects of any applicable state, local, foreign or other tax laws.

We have not sought and will not seek any ruling from the Internal Revenue Service (“IRS”), or an opinion from counsel with respect to the U.S. federal income tax consequences discussed below. There can be no assurance that the tax consequences discussed below would be accepted by the IRS or a court. The tax treatment of the reverse stock split to holders may vary depending upon a holder’s particular facts and circumstances.

We urge holders to consult with their own tax advisors as to any U.S. federal, state, local or foreign tax consequences applicable to them that could result from the reverse stock split.

The receipt of common stock in the reverse stock split should not result in any taxable gain or loss to a holder for U.S. federal income tax purposes. The aggregate tax basis of the common stock received by a holder as a result of the reverse stock split will be equal to the aggregate basis of the existing common stock exchanged for such stock.  A holder’s holding period for the common stock received in the reverse stock split will include the holding period of the common stock exchanged therefor.

Board of Directors Discretion

Although the Board of Directors requests shareholder approval of the proposed amendment to the Certificate, the Board reserves the authority to decide, in its discretion, to abandon or delay the reverse stock split after such vote and before the effectiveness of the reverse stock split. For example, the Board may decide in its discretion to abandon or delay the reverse stock split if we achieve compliance with the Nasdaq listing requirements as discussed above under “Background for Proposals 2-5.”  If the Board does not effect the reverse stock split within six months after the 2010 Annual Meeting, another shareholder approval would be required to implement any subsequent reverse stock split.

No Dissenters’ Rights

The holders of shares of our common stock will have no dissenters’ rights of appraisal under Delaware law, the Certificate or the Amended and Restated Bylaws with respect to the proposed amendment to the Certificate to accomplish the reverse stock split.

Approval Required

In order to authorize the reverse stock split of our common stock, the proposal to amend our Certificate to accomplish a reverse stock split of our common stock must receive the favorable vote of a majority of the shares entitled to vote and represented at the 2010 Annual Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE AUTHORIZATION OF MACC TO CONDUCT A REVERSE STOCK SPLIT.

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PROPOSAL 3 AUTHORIZE US TO CHANGE OUR NAME TO “MACC EQUITIES INC.”

As described above under “Background for Proposals 2-5” and in prior proxy statements, we intend, upon raising additional assets, to execute on EAM’s investment strategy for the New Portfolio and seek capital appreciation by making direct equity investments in small public companies that are eligible for BDC investment. These investments will be in small- and micro-cap growth companies benefiting from positive fundamental change.  These investments will primarily be in the form of public investment of private equity and registered direct offerings. We also intend to invest in small- and micro-cap growth companies that are listed and will be purchased on the national exchanges.

In light of this move away from holding primarily debt and equity securities of non-listed companies, and the 1940 Act requirement that an investment company’s name not imply that the investment company’s focus is something different than its name, the Board of Directors and management have recommended that we change our name and remove “Private” from “MACC Private Equities.”  We believe the new name “MACC Equities Inc.” would better reflect our new and more diversified strategy of investment while retaining reference to our existing name.  If authorized by the shareholders, we will effect this name change by amendment to the Certificate.

In order to authorize MACC to change its name, this proposal must receive the favorable vote of a majority of the shares entitled to vote and represented at the 2010 Annual Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE TO AUTHORIZE US TO CHANGE OUR NAME TO “MACC EQUITIES INC.”

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PROPOSAL 4 AUTHORIZE MACC TO SELL ITS COMMON STOCK AT A PRICE BELOW ITS THEN CURRENT NET ASSET VALUE PER SHARE

Introduction

MACC is a closed-end investment company that has elected to be regulated as a BDC under the 1940 Act. As a BDC, we are generally prohibited from issuing our common stock at a price below NAV unless we meet certain conditions, including obtaining stockholder approval.  Accordingly, we are seeking stockholder approval so that we may, in one or more public or private offerings of our common stock which approximate the then-current market value of our stock (which could be made in conjunction with the types of offerings authorized by our stockholders under PROPOSAL 5 below), issue shares of common stock, at a price below the then current NAV, subject to the conditions contained in this proposal.  If approved, the authorization would be effective for securities issued during a period beginning on the date of such stockholder approval and expiring on the earlier of the anniversary of the date of the 2010 Annual Meeting or the date of our 2011 Annual Meeting.  Pursuant to our bylaws, MACC’s annual shareholder meetings have traditionally been held in February of each year, so it is likely the authorization would expire in the first calendar quarter of 2011.

        Our Board of Directors, including a majority of the board of directors who have no financial interest in this proposal and a majority of the Independent Directors, has approved this proposal as in the best interests of MACC and its stockholders and recommends it to the stockholders for their approval.  Upon obtaining the requisite stockholder approval, we will comply with the conditions described below in connection with any financing undertaken pursuant to this proposal.  See below for a discussion of the risks of dilution.

Trading History

        Although MACC is no longer traded on Nasdaq, the following table provides, for each fiscal quarter during the last three fiscal years and the first three quarters of Fiscal Year 2010, the NAV per share of our common stock as previously traded on Nasdaq, the range of high and low closing sales prices of our common stock as reported on the Nasdaq and the closing sales price as a percentage of NAV.  On September 20, 2010, the last reported closing sales price of our common stock on the OTCQB was $0.63 per share, which represented a discount of approximately 79% to the unaudited NAV per share reported by us as of June 30, 2010.

		High Closing Sales Price Information			Low Closing Sales Price Information
	NAV (1)	Sales Price	% of NAV(2)	% Discount to NAV	Sales Price	% of NAV(2)	% Discount to NAV
Fiscal Year 2007
First Quarter	$4.83	$6.69	139%	--	$1.23	25%	75%
Second Quarter	$4.71	$2.73	58%	42%	$1.85	39%	61%
Third Quarter	$4.91	$2.67	54%	46%	$2.00	41%	59%
Fourth Quarter	$4.67	$2.50	54%	46%	$1.86	40%	60%
Fiscal Year 2008
First Quarter	$4.36	$4.20	96%	4%	$2.05	47%	53%
Second Quarter	$4.18	$2.77	66%	34%	$1.42	34%	66%
Third Quarter	$4.39	$2.40	55%	45%	$1.70	39%	61%
Fourth Quarter	$4.23	$2.16	51%	49%	$1.20	28%	72%
Fiscal Year 2009
First Quarter	$4.31	$1.46	34%	66%	$0.50	12%	88%
Second Quarter	$3.75	$0.84	22%	78%	$0.52	14%	86%
Third Quarter	$3.27	$1.74	53%	47%	$0.40	12%	88%
Fourth Quarter	$3.17	$1.15	36%	64%	$0.65	21%	79%
Fiscal Year 2010
First Quarter	$2.97	$0.96	32%	68%	$0.40	13%	87%
Second Quarter	$2.72	$0.90	33%	69%	$0.52	19%	81%
Third Quarter (ended June 30, 2010)	$2.96	$0.77	26%	74%	$0.54	18%	82%

(1) NAV is determined as of the last day in the relevant quarter and therefore may not reflect NAV on the date of the high and low closing sales prices. The NAVs shown are based on outstanding shares at the end of the relevant quarter.

(2) Calculated as the respective high or low closing sales price, divided by NAV.

        Our common stock has historically traded below its NAV. It is not possible to predict whether our common stock will trade at, above or below NAV in the future.  Under this PROPOSAL 4, we will not sell any of our common stock at a discount to NAV of

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greater than 60%.  Similarly, upon shareholder approval of PROPOSALS 4 and 5, we may issue our common stock below NAV in conjunction with a rights offering, a private placement, or the issuance of warrants or options, but in any event would not issue our common stock or rights or warrants to subscribe for or convert into shares of our common stock at a discount greater than 60% of NAV.

Reasons for Seeking Authorization

  The market disruption described above under “Background for Proposals 2-5” led to significant stock market volatility, particularly with respect to the stock of financial services companies, including MACC.  During times of increased price volatility, our common stock may trade with more volatility and below its NAV, which is not uncommon for BDCs.  However, the market conditions also have created, and we believe will continue to create, favorable opportunities to commence our New Portfolio strategy by investing, including opportunities that, all else being equal, may increase NAV over the longer-term, even if financed with the issuance of common stock below NAV.  Stockholder approval of the proposal to sell our common stock below NAV, subject to the conditions set forth in this proposal, would provide us with the flexibility to invest in such opportunities.

        The Board believes that having the flexibility to issue common stock below NAV in certain instances is in the best interests of MACC and its stockholders.  This would provide added financial flexibility to pursue attractive investment opportunities.  As described above under “Background for Proposals 2-5,” we need to raise capital in an efficient manner in order to commence our new investment strategy, reduce per-share operating expenses, and enhance market recognition of our outstanding stock.

Conditions to Sales Below NAV

The terms of any sale of common stock below NAV will be determined by the Board at the time of issuance and the stock will not include preemptive rights.  While we have no commitments from any party at this time, we project that we could, depending on market and other conditions, undertake offerings pursuant to this stockholder authorization.  The first would be a private placement of our common stock to one or more purchasers in the amount of $3,000,000.  Thereafter, we may undertake a private or public registered offering of our common stock in an amount of $10,000,000.  Roth Capital Partners, LLC (“RCP”) could serve as either an underwriter or placement agent in such an offering, and is partially controlled by one of our directors, Gordon Roth.  Gordon Roth holds 5.535% of the outstanding stock of CR Financial Holdings, Inc. (“CRFH”).  CRFH owns 100% of RCP and also holds a 49% equity interest in our investment adviser, EAM.  Additionally, Gordon Roth is also a member of the Board of Managers of EAM.  CRFH would indirectly benefit from increasing our assets, because it would increase the advisory fees we pay EAM, and RCP would directly benefit from serving as an underwriter or placement agent for our public offering.  As such, director Gordon Roth is not an Independent Director.  Our Independent Directors will only approve such a transaction if the price per share is sufficient to be in MACC’s and its stockholders’ best interests.  A change in control of ownership of MACC may occur if RCP or Mr. Roth purchase our common stock under such offerings and hold more than 25% of our common stock.

It is possible that we may register the sale of our common stock below NAV on a delayed or continuous basis under a “shelf” registration statement.  We will not sell shares under a shelf registration statement if the cumulative dilution to our NAV per share from such offerings exceeds 15%.  This limitation would be measured separately for each offering pursuant to a registration statement by calculating the percentage dilution or accretion to aggregate NAV from that offering and then summing the percentage from each offering.  To the extent we issue common stock below NAV in a private placement, no such dilution to NAV limitation would apply and shareholders would not be protected by such limitations.  However, a shelf registration is estimated to cost $75,000 for preparation and offering expenses, such as underwriting, professional and other fees and such costs will dilute the NAV of our common stock.  Moreover, we will not sell shares under a shelf registration statement if the report of our independent registered public accounting firm expresses substantial doubt about our ability to continue to operate as a going concern.

If PROPOSAL 5 below is approved, we may issue warrants, options or rights to subscribe for or convert into our common stock (subject to the conditions of that proposal).  If this PROPOSAL 4 is approved, such warrants, options or rights could authorize their holders to acquire our common stock below its NAV per share (subject to the conditions of this proposal).

Other than the foregoing, we have no immediate plans to issue any common stock, and therefore it is impracticable to describe any other transaction or transactions in which such shares of common stock would be issued.  Instead, any transaction where we issue such common stock, including the nature and amount of consideration that we would receive at the time of issuance and the use of any such consideration, will be reviewed and approved by the Board of Directors at the time of issuance.  If this proposal is approved, no further authorization from the stockholders will be solicited prior to any such issuance in accordance with the terms of this proposal.  If approved, the authorization would be effective for securities issued during a period beginning on the date of such stockholder approval and expiring on the earlier of the one year anniversary of the date of the 2010 Annual Meeting and the date of our 2011 Annual Meeting of Stockholders.  MACC has traditionally held its annual shareholders’ meeting in February of each year.

If stockholders approve this proposal, we will only issue shares of our common stock at a price below NAV under this proposal if the following conditions are met:

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●      A majority of our Independent Directors and a majority of our Directors who have no financial interest in the proposed transaction (for these purposes, Directors will not be deemed to have a financial interest solely by reason of their ownership of our common stock) (a “Required Majority”) have determined that any such sale would be in the best interests of MACC and its stockholders; and

●
A Required Majority, in consultation with the underwriter or underwriters of the offering if it is to be underwritten, have determined in good faith, and as of a time immediately prior to the first solicitation by or on behalf of us of firm commitments to purchase such common stock or immediately prior to the issuance of such common stock, that the price at which such shares of common stock are to be sold is not less than a price which closely approximates the market value of those shares of common stock, less any distributing commission or discount; and

●	The sale price of our common stock is at a price that is at least equal to 40% of our NAV (equal to a discount to NAV of no greater than 60%); and

●	If sold under a shelf registration statement, the cumulative dilution to our NAV per share from such offerings does not exceed 15%.

Key Stockholder Considerations

        Before voting on this proposal or giving proxies with regard to this matter, stockholders should consider the potentially dilutive effect of the issuance of our common stock at a price that is less than NAV and the expenses associated with such issuance.  Any sale of common stock at a price below NAV would result in an immediate dilution to existing common stockholders who do not participate in such sale on at least a pro-rata basis.  This dilution would include reduction in NAV as a result of the issuance of shares at a price below NAV and a proportionately greater decrease in a stockholder’s interest in our earnings and assets and voting interest in MACC than the increase in our assets resulting from such issuance.  Additionally, our common stock has historically traded at a price below NAV, and stockholders should evaluate the impact on the market price of our common stock if we issue new shares below NAV.  Finally, the costs we incur to effect either a private or public sale of our stock would be borne by our common stockholders and  would have a dilutive effect on our NAV.

Example of dilutive effect

      As of June 30, 2010, we had (unaudited) $12,047,075 in total assets and (unaudited) $4,741,074 in total liabilities, resulting in an unaudited NAV of $7,306,001, or $2.96 per share.  Assuming PROPOSAL 2 is authorized and effected, we will have 821,541 total shares of common stock outstanding, which would yield an unaudited NAV of $8.89 per share.  As indicated above, we will not sell our common stock in an offering pursuant to authority granted us under this PROPOSAL 4 at a discount to NAV greater than 60%.  In this example, we assume the sale price of $3.56 per share, or 40% of the NAV per share after implementing the 3 to 1 reverse stock split.

The following tables illustrate the reduction to NAV and the dilution experienced by Stockholder A if, for example, we (i) first raised $3,000,000 through the sale of a 842,697 shares of common stock at $3.56 per share in a  private placement (the “Private Placement”) and then (ii) raised $10,000,000 through the sale of 2,808,989 shares of common stock at $3.56 per share in a registered public offering (the “Public Offering,” together with the Private Placement, the “Offerings”).  Both Offerings would be pursuant to the authority to sell below NAV—and subject to the limitation that we not sell at a discount to NAV exceeding 60%—under this PROPOSAL 4.

For purposes of these examples, we are speculating that the market price per share will increase as a result of the function of the reverse stock split in proportion to the split, but remain below NAV per share.  It is possible that at the time of any such stock sale, the market price of our common stock could be higher or lower.  To the extent the market price is higher, stockholders would experience less dilution than is presented in the tables below in order for us to issue $13,000,000 of our common stock in the Offerings.  Conversely, if our market price were higher at the time of the sales, stockholders would experience less dilution than is presented below.  In these examples, we are also assuming offering expenses, such as underwriting, professional and other fees, would be approximately 9% of the gross proceeds from Offerings, resulting in net proceeds of $11,830,000 for both offerings.  Such offering expenses could be more or less than such estimate.

Private Placement:

	Prior to Sale Below NAV	New Shares Issued	Following Sale Below NAV†	Percentage Change
Reduction to NAV
Total Shares Outstanding	821,541	842,697	1,664,238	203%
NAV per share	$8.89	$3.24	$6.06	-31.8%

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Dilution to Stockholder A
Shares Held by Stockholder A	10,000	--	10,000±	0%
Percentage Held by Stockholder A	1.22%	--	0.6%	-49.2%
Total Pro Rata ownership of Stockholder A	$88,900	$--	$60,600	-31.8%

† In addition to the dilution of NAV resulting from the Offerings, shareholders should consider that such offerings may reduce the market price of our common stock.

± Assumes that Stockholder A does not purchase additional shares in the Private Placement of shares below NAV.

Public Offering:

	Prior to Sale Below NAV	New Shares Issued	Following Sale Below NAV†	Percentage Change
Reduction to NAV
Total Shares Outstanding	1,664,238	2,808,989	4,473,227	269%
NAV per share	$6.06	$3.24	$4.29	-29.2%
Dilution to Stockholder A
Shares Held by Stockholder A	10,000†	--	10,000±	0%
Percentage Held by Stockholder A	0.6%	--	0.22%	-63.3%
Total Pro Rata ownership of Stockholder A	$60,600	$--	$42,900	-29.2%

† In addition to the dilution of NAV resulting from the Offerings, shareholders should consider that such offerings may reduce the market price of our common stock.

± Assumes that Stockholder A does not purchase additional shares in the Private Placement of shares below NAV.

The 1940 Act establishes a connection between common stock sale price and NAV because, when stock is sold or otherwise issued at a sale price below NAV, the resulting increase in the number of outstanding shares is not accompanied by a proportionate increase in the net assets of the issuer.  The Board will consider the potential dilutive effect of the issuance of shares at a price below NAV when considering whether to authorize any such issuance pursuant to the stockholder approval being sought here.  While our NAV per share would likely be diluted if we conducted either of the Offerings, the Board’s intent in conducting the Offerings would be to increase our assets and our share price (although a favorable impact on our market price cannot be assured).

Stockholders should also consider that they will have no subscription, preferential or preemptive rights to additional shares of the common stock proposed to be authorized for issuance pursuant to this proposal, and thus any future issuance of common stock at a price below NAV will dilute each stockholder’s holdings of common stock as a percentage of shares outstanding to the extent each such stockholder does not purchase sufficient shares in the offering or otherwise to maintain their percentage interest.  Further, if current stockholders do not purchase any shares to maintain their percentage interest, regardless of whether such offering is above or below the then current NAV, their voting power will be diluted.  Stockholders should evaluate continuation of their investment in the Company based on the risks and uncertainties associated with any future issuance of common stock at a price below NAV.

The affirmative vote of the lesser of (i) 67% or more of the outstanding shares of our common stock present at the 2010 Annual Meeting or represented by proxy if the holders of more than 50% of our shares are present or represented by proxy or (ii) more than 50% of our outstanding shares of common stock, is required to approve this proposal.  This proposal must also receive the affirmative vote of the lesser of (i) 67% or more of the outstanding shares of our common stock not held by affiliates present at the 2010 Annual Meeting or represented by proxy if the holders of more than 50% of such shares are present or represented by proxy or (ii) more than 50% of our outstanding shares of common stock not held by affiliates.  Abstentions and broker non-votes will have the effect of a vote against this proposal.

As discussed above, the Board may undertake any transaction only if the price per share is at least equal to market value.  The Board believes that obtaining additional capital through multiple methods proposed as outlined in this Proxy can put MACC again on solid footing and provide a platform to execute on our new investment strategy.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE TO AUTHORIZE MACC TO SELL ITS COMMON STOCK AT A PRICE BELOW ITS THEN CURRENT NET ASSET VALUE PER SHARE, SUBJECT TO THE CONDITIONS CONTAINED IN THE PROPOSAL.

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PROPOSAL 5 AUTHORIZATION TO ISSUE WARRANTS, OPTIONS OR RIGHTS TO SUBSCRIBE FOR OR CONVERT INTO MACC’S COMMON STOCK

As discussed above under “Background for Proposals 2-5,” our Board believes that we need the capability to raise additional capital to commence our new investment strategy, decrease our per-share operating expenses and allow us to maximize the value we receive on our Legacy Portfolio.  Our Board therefore believes it is in our best interests to have the ability to issue warrants, options or rights to subscribe for or convert into our common stock (collectively, “Convertibles”) under appropriate circumstances in connection with our capital raising and financing activities.  If approved, the authorization would be effective for Convertibles issued during a period beginning on the date of such stockholder approval and expiring on the earlier of the anniversary of the date of the 2010 Annual Meeting or the date of our 2011 Annual Meeting.  Pursuant to our bylaws, MACC’s annual shareholder meetings have traditionally been held in February of each year, so it is likely the authorization would expire in the first calendar quarter of 2011.

The issuance of Convertibles is a common practice in connection with the sale of securities through private placements or obtaining debt financing.  Often Convertibles accompany the issuance of other securities to encourage the purchase of the other securities because Convertibles allow a purchaser to participate in any increase of the value of the issuer’s common stock.  The terms of such Convertibles would include an exercise/conversion price, term and exercise/conversion requirements which would be determined by our Board prior just prior to issuance (and subject to the requirements of Sections 18(d) and 61(a) of the 1940 Act as further discussed below).  More specifically the types of Convertibles that may be utilized would be: (i) warrants, which are securities that provide an investor a right but not an obligation, subject to certain terms, to buy stock at a specified price which can be higher or lower than the market price of stock at the time of issuance; (ii) options, which provide a right similar to warrants, but are considered a derivative instrument and contain the same ability to purchase stock at a specified price which can be higher or lower than the market price of stock at the time of issuance; (iii) convertible preferred stock, which allows an investor the option to convert such convertible preferred stock into a fixed number of common shares; or (iv) convertible debentures, which are a debt instrument that allow the holder the option to either receive payment on such debt or convert the debt into common shares.

The 1940 Act restricts the ability of a BDC to issue Convertibles.  Under this PROPOSAL 5, we are seeking additional flexibility to raise capital as provided in Section 61(a) of the 1940 Act.  That section provides that, in addition to stockholder approval of the transaction, (i) the exercise or conversion feature of the Convertibles must expire within 10 years of issuance, (ii) the exercise or conversion price for the Convertibles must not be less than the current market value of the BDC’s common stock at the date of the issuance of the Convertibles, (iii) the amount of a BDC’s voting securities that would result from the exercise of all outstanding Convertibles at the time of issuance may not exceed 25% of the BDC’s outstanding voting securities, and (iv) the individual issuances of Convertibles must be approved by a majority of the BDC’s Independent Directors on the basis that such issuance is in the BDC’s and its stockholders’ best interests.  Furthermore, if the Convertibles are accompanied by other securities when issued, the securities cannot be separately transferable unless no class of such Convertibles and the securities that accompany them has been publicly distributed.

If the Convertibles are to be converted into, or if holders of the Convertibles may subscribe for, our common stock at a price below its NAV, Section 63 of the 1940 Act also requires the shareholder approval we are seeking above under PROPOSAL 4.  If PROPOSAL 4 is not approved, then any Convertibles issued pursuant to this PROPOSAL 5 may not be converted into our common stock below its NAV per share.

Additionally, under Nasdaq rules, shareholder approval is required for stock offerings that are deemed to be other than “public offerings” and which involve the sale of more than 20% of the outstanding shares at a price less than the greater of NAV or market value.  However, no shareholder approval is required under Nasdaq rules with respect to offerings that are either (i) deemed to be public offerings or (ii) involve the sale of less than 20% of the outstanding shares of the issuer’s common stock.  Thus, if the shareholders do not approve this proposal, we may nonetheless effect a Convertible offering, so long as such offering does not require shareholder approval under Nasdaq rules and otherwise complies with the 1940 Act.

Our Board has approved and recommends to the stockholders for their approval a proposal to issue Convertibles, which Convertibles may or may not be accompanied by other securities issued by us.

Background and Reasons for the Proposal

Our management and the Board of Directors have determined that it would be advantageous for us to have the ability to issue Convertibles in connection with our financing and capital raising activities.  In this regard, the debt and equity capital markets in the United States have been severely impacted by significant write-offs in the financial services sector relating to sub-prime mortgages and the repricing of credit risk in the broadly syndicated loan market, among other reasons. These events, along with the deterioration of the housing market, have led to worsening general economic conditions, which have impacted the broader capital and credit

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markets and have reduced the availability of debt and equity capital for the market as a whole and financial firms in particular. Our ability to issue Convertibles may be an effective way for us to raise capital in the current and foreseeable environment.

We have no immediate plans to issue any Convertibles. However, in order to provide flexibility for future issuances, which typically must be undertaken quickly, the Board of Directors has approved and is seeking stockholder approval of this proposal to issue Convertibles either accompanied by or not accompanied by our other securities.  The final terms of any Convertibles (subject to the requirements of Section 61(a)(3) of the 1940 Act discussed above), including exercise/conversion price, term and exercise/conversion requirements would be determined by the Board of Directors at the time of issuance.  Also, the nature and amount of consideration that would be received by us at the time of issuance and the use of any such consideration will be considered and approved by the Board of Directors at the time of issuance.

Conditions to Issuance

Each issuance of Convertibles will comply with Section 61(a) of the 1940 Act.  Specifically, (i) the exercise or conversion feature of any Convertibles will expire within 10 years of issuance, (ii) the exercise or conversion price for any Convertibles will not be less than the current market value of the common stock at the date of the issuance of the Convertibles, and (iii) each issuance of Convertibles will be approved by a majority of our Independent Directors on the basis that such issuance is in our and our stockholders’ best interests.  If Convertibles are accompanied by other securities when issued, the Convertibles will not be separately transferable unless no class of such Convertibles and the other securities that accompany them has been publicly distributed.  Furthermore, any Convertibles will contain terms which automatically adjust to account for any reduction in our outstanding common stock resulting from effecting the reverse stock split proposed under PROPOSAL 2 or any future stock split.

In addition, Section 61(a) of the 1940 Act limits the number of securities into which Convertibles may be converted pursuant to this proposal.  Specifically, the amount of voting securities that would result from the exercise or conversion of all of our Convertibles at the time of issuance may not exceed 25% of our outstanding voting securities.

Key Stockholder Considerations

Shareholders should consider that the costs of issuing any Convertibles, as well as the costs of servicing any Convertibles, will be borne by our common stockholders.

Before voting on this proposal or giving proxies with regard to this matter, stockholders should consider the potentially dilutive effect of the issuance of Convertibles and the expenses associated with such issuances on the NAV per outstanding share of our common stock.  Because the exercise or conversion price per share at the time of exercise or conversion could be less than the NAV per share of our common stock at the time of exercise or conversion (if authority to issue Convertibles which are convertible into shares of common stock below NAV under PROPOSAL 4), and because we would incur expenses in connection with any such issuance of Convertibles, such exercise or conversion could result in a dilution of NAV per share of our common stock at the time of such exercise.

Any convertible preferred stock will have preference of liquidation and dividends as compared to the rights of holders of common stock.  Shareholders should understand that to the extent such Convertibles are considered “senior securities” under Sections 18(d) and 61(a) of the 1940 Act, the holders of such convertible preferred stock will have complete priority over any other class, which includes holders of common stock, to distribution of assets and payments of dividends.  Additionally, under the 1940 Act, immediately after such issuance or sale of the convertible preferred stock, the Company must have an asset coverage of 200% and provision must be made for such holders of preferred stock to elect at least at least two directors at all times, subject to the prior rights, if any, of the holders of any other class of senior securities outstanding.  If the Company does not pay dividends to such senior securities holders in an amount equal to two full years’ dividends on such securities, the senior securities holders shall have the right to elect a majority of the directors to the Board.  Finally, holders of common stock should consider that approval by the vote of a majority of such holders of senior securities, voting as a class, is necessary to effect any plan of reorganization that would adversely affect such holders of senior securities.

The following tables demonstrate the potential dilution existing shareholders could experience if we issued Convertibles as described below.  Table I assumes that the reverse stock split under PROPOSAL 2 is effected, resulting in an NAV per share of $8.89 per share (based on our unaudited June 30, 2010 per share NAV of $2.96 and adjusted to account for the reverse stock split), which otherwise remains constant.  Table II assumes that the reverse stock split under PROPOSAL 2 was not effected.  Table I also assumes that after (i) implementation of the reverse stock split under PROPOSAL 2, and (ii) effecting the Public Offering of 2,808,989 shares of our common stock as described in PROPOSAL 4, and (iii) effecting the Private Placement of 842,497 shares of our common stock, we have issued and outstanding 4,473,227 shares of common stock, meaning that we would have 5,526,773 shares of common stock authorized, but not issued.  Table II assumes that the reverse stock split under PROPOSAL 2 does not take place, but (i) the Public Offering of 2,808,989 shares of our common stock is effected as described in PROPOSAL 4, and (ii) the Private Placement of

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842,497 shares of our common stock is effected which would cause 6,116,107 shares of common stock issued and outstanding and 3,883,893 shares of our common stock authorized, but not issued.

Table I demonstrates the potential dilution existing shareholders could experience if we issued the following types of Convertibles after conducting the reverse split: (i) conversion of one share of convertible preferred stock which converts to two shares of common stock at a exercise price of $3.56 (12% below NAV) per share and accompanied with warrant rights to purchase up to an equal amount of shares of common stock at a price of the lesser of $2.57 (40% below NAV) or market value at the time of exercise of the warrant, and (ii) a convertible debenture at an exercise price of $3.00 (30% below NAV) per share and accompanied with option rights to purchase up to an equal amount of shares of common stock at a price of the lesser of $2.14 per share (50% below NAV) or the market value at the time of exercise of the warrant.  In these examples, we are also assuming offering expenses, such as underwriting, professional and other fees, would be approximately 9% of the gross proceeds from Offerings, resulting in gross proceeds of $9,837,654 and net proceeds of $8,952,265 for the convertible preferred offering and gross proceeds of $8,290,158 and net proceeds of $7,544,043 for the convertible debentures offering.  Such offering expenses could be more or less than such estimate.

Table I - Dilutive Effects of Convertible Offerings (reverse stock split effected)

Type of Convertible Offered	Proceeds from Convertible Security	Shares of Common Stock Issued Upon Offering	Shares of Common Stock Issued Upon Conversion	Exercise Price Per Share	NAV Per Share Before Offering	NAV Per Share After Offering	NAV Per Share Upon Conversion	Percentage Reduction in NAV Per Share After Offering
Convertible Preferred Stock with Warrants	$8,952,265	2,763,386	2,763,386	$3.56	$4.29	$2.24	$2.02	-48%

Convertible Debentures with Options	$7,544,043	2,763,386	2,763,386	$3.00	$4.29	$2.05	$1.27	-70%

As Table I demonstrates, provided we effect the reverse stock split, if we effected an offering under which we issued convertible preferred stock with warrants as described above, our NAV per share of $4.29 would be reduced by approximately $2.05 per share (or –48%) to $2.24 per share; if the holders of convertible preferred converted their stock to common shares and exercised their warrants, our NAV per share of $2.24 would decrease by approximately $0.22 (or -10%)  to $2.02 per share provided that the warrants were exercised at a price of $2.57 price per share.  If we effected an offering under which we issued convertible debentures with options as described above, our NAV per share of $4.29 would be reduced by approximately $2.24 per share (or –70%) to $2.05 per share; if the holders of the convertible debentures with options exercised their options, our NAV per share of $2.05 would decrease by approximately $0.78 (or -38%) provided that the options were exercised at the $2.14 per share.

 Table II below demonstrates the potential dilution existing shareholders could experience if we issued the following types of Convertibles without conducting the reverse split: (i) conversion of one share of convertible preferred stock which converts to two shares of common stock at a exercise price of $3.43 (12% below NAV) per share and accompanied with warrant rights to purchase up to an equal amount of shares of common stock at a price of the lesser of $2.34 (40% below NAV) or market value at the time of exercise of the warrant, and (ii) a convertible debenture at an exercise price of $2.73 (30% below NAV) per share and accompanied with option rights to purchase up to an equal amount of shares of common stock at a price of the lesser of $1.95 per share (50% below NAV) or the market value at the time of exercise of the warrant.  In these examples, we are also assuming offering expenses, such as underwriting, professional and other fees, would be approximately 9% of the gross proceeds from Offerings, resulting in gross proceeds of $6,660,874 and net proceeds of $6,061,395 for the convertible preferred offering and gross proceeds of $5,301,512 and net proceeds of $4,824,375 for the convertible debentures offering.  Such offering expenses could be more or less than such estimate.

Table II - Dilutive Effects of Convertible Offerings (reverse stock split not effected)
Type of Convertible Offered	Proceeds from Convertible Security	Shares of Common Stock Issued Upon Offering	Shares of Common Stock Issued Upon Conversion	Exercise Price Per Share	NAV Per Share Before Offering	NAV Per Share After Offering	NAV Per Share Upon Conversion	Percentage Reduction in NAV Per Share After Offering
Convertible Preferred Stock with Warrants*	$6,061,395	1,941,946	1,941,946	$3.43	$3.90	$2.18	$1.14	-70%
Convertible Debentures with Options	$4,824,375	1,941,946	1,941,946	$2.73	$3.90	$1.98	$1.07	-64%

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As Table II demonstrates, without effecting the reverse stock split, if we effected an offering under which we issued convertible preferred stock with warrants as described above, our NAV per share of $3.90 would be reduced by approximately $1.72 per share (or –70%) to $2.18 per share; if the holders of convertible preferred converted their stock to common shares and exercised their warrants, our NAV per share of $2.18 would decrease by approximately $1.04 (or -52%)  to $1.14 per share provided that the warrants were exercised at a price of $2.34 price per share.  If we effected an offering under which we issued convertible debentures with options as described above, our NAV per share of $3.90 would be reduced by approximately $1.92 per share (or –70%) to $1.98 per share; if the holders of the convertible debentures with options exercised their options, our NAV per share of $1.98 would decrease by approximately $0.91 (or -45%) to $1.07 provided that the options were exercised at the $1.95 per share.

We cannot state precisely the extent of any such dilution at this time because the Board of Directors has not considered any specific transactions and does not know what the NAV per share will be, what the exercise/conversion price will be or what proportion of any such exercise/conversion rights will be at the time any rights offerings are effected in the future.

If this proposal is approved, no further authorization from stockholders will be solicited by us prior to the issuance of any Convertibles.

Required Vote

The Board of Directors requests approval of the shareholders to issue Convertibles in accordance with Section 61(a)(3) of the 1940 Act, in each case on such terms and conditions as may be determined by the Board of Directors, for up to the total number of authorized but unissued shares.  Any transaction will be undertaken only with the approval of the Board of Directors on the basis that any such transaction is in the best interest of MACC and its shareholders.  Further, because the terms of any such offering are not known at this time, the terms of such an offering, and the securities issued thereunder, such as the price, voting rights and maturity dates would be determined by the Board of Directors.  If we issue common stock as a result of the Convertibles being converted into our common stock as contemplated in this proposal, that common stock would be listed on the Nasdaq (assuming we maintain such listing).

Approval of this proposal requires the favorable vote of a majority of the votes cast at the 2010 Annual Meeting.  Abstentions and broker non-votes will not be included in determining the number of votes cast and, as a result, will have no effect on this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE AUTHORIZATION FOR MACC TO ISSUE WARRANTS, OPTIONS OR RIGHTS TO SUBSCRIBE FOR OR CONVERT INTO MACC’S COMMON STOCK.

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PROPOSAL 6 RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

As recommended by the Audit Committee of our Board of Directors on July 27, 2010, a majority of the Independent Directors voted in favor of the appointment of KPMG LLP to serve as our independent auditors for Fiscal Year 2010.  The appointment of KPMG LLP as independent auditors is subject to ratification by the shareholders.  A representative of KPMG LLP is expected to be present at the 2010 Annual Meeting with an opportunity to make a statement, and will be available to respond to appropriate questions.

In order to ratify the appointment of KPMG LLP as independent auditors for the Fiscal Year 2010, the proposal must receive the favorable vote of a majority of the shares entitled to vote and represented at the 2010 Annual Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE RATIFICATION OF KPMG LLP AS THE INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING SEPTEMBER 30, 2010.

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PROPOSAL 7 APPROVAL OF THE AMENDED ADVISORY AGREEMENT WITH EAM

We and EAM are parties to an Investment Advisory Agreement (the “Advisory Agreement”) dated April 29, 2008, which was approved by the shareholders at our 2008 Annual Meeting held on April 29, 2008.  EAM’s address is 2533 South Coast Highway 101, Suite 240, Cardiff-By-The-Sea, California 92007.  At the time the Advisory Agreement was adopted, the shareholders also approved an Investment Subadvisory Agreement with IAIA dated April 29, 2008 (the “Subadvisory Agreement”).  We seek to revise the method by which we calculate the incentive fee payable to EAM under the Advisory Agreement, as described below, to conform it to the method utilized by most other BDCs.  Accordingly, the Board has determined to recommend to the shareholders that they approve the terms of the Amended Agreement.  The term Advisory Agreement was extended by the Board until this year’s annual meeting, when a new two year term will commence upon shareholder approval.  The adoption of the Amended Advisory Agreement will not impact any terms of the Subadvisory Agreement.

Upon shareholder approval at the 2010 Annual Meeting, the Advisory Agreement will be amended and restated with the Amended Advisory Agreement, a copy of which is attached to this Proxy Statement as Appendix B.  The Amended Advisory Agreement was approved on July 12, 2010 by the vote of a majority of the Independent Directors and a majority of the Directors who are not parties to the Amended Advisory Agreement, cast in person at a meeting called for the purpose of voting on such approval.

Under the Amended Advisory Agreement, EAM will continue to manage the New Portfolio, as well as have overall responsibility for the Legacy Portfolio (together, the “Portfolio”), with IAIA subadvising EAM with respect to the Legacy Portfolio under the Subadvisory Agreement.

Pursuant to the Amended Advisory Agreement, EAM will continue to be subject to the overall supervision and review of our Board, provide us with investment research, advice and supervision and will furnish us continuously with an investment program, consistent with our investment objective and policies.  EAM will continue to provide, on behalf of us, any managerial assistance requested by our Portfolio companies.  EAM also will determine from time to time what securities we will purchase, what securities will be held or sold, what portions of our assets will be held uninvested as cash or in other liquid assets, subject always to the provisions of our Certificate of Incorporation, Bylaws, and any registration statement under the 1933 Act.  EAM will also maintain books and records with respect to all of our transactions, and will regularly report to our Board on our investments and performance.

EAM’s services to us under the Amended Advisory Agreement will not, as under the Advisory Agreement, be exclusive, and EAM will continue to be free to furnish the same or similar services to other entities, including businesses which may directly or indirectly compete with us, so long as EAM notifies us prior to being engaged to serve as investment adviser to another fund.

Under the Amended Advisory Agreement, EAM will receive fees based on the same structure as the Advisory Agreement.  The management fee is equal to an annual rate of 2.0% of Assets Under Management, payable in arrears.  In April, 2009, EAM elected to reduce their fee to 1.5% and additionally in May, 2009, to reduce their fee to 1.0% - a reduction of 50%.  While there is no contractual commitment as to how long EAM’s management fee waiver will continue, we expect it to continue until we have additional assets to deploy in the New Portfolio strategy.  EAM may not recoup any management fees it has waived.  The remaining 1% of the management fee continued to be paid to our subadviser, IAIA.  In addition to the management fee, MACC contracted to pay an incentive fee of 13.4% of Net Capital Gains on Existing Portfolio Companies and an incentive fee of 20.0% of Net Capital Gains on New Portfolio Companies, before taxes.  Total management fees under the Advisory Agreement amounted to $81,525 for the year ended September 30, 2009. There were $0 incentive fees paid under the Advisory Agreement in 2009.

Comparison of Advisory Fees

The following table provides, both with and without EAM’s fee waiver described above: (i) the aggregate management and incentive fees paid to EAM under the Advisory Agreement during Fiscal Year 2009; (ii) the amount of management fees and incentive fees that EAM would have been paid had the Amended Advisory Agreement been in effect during Fiscal Year 2009; and (iii) the difference between these two amounts as a percentage of the amount of EAM’s fees during Fiscal Year 2009:

	Fiscal Year 2009 Advisory Fees— Advisory Agreement	Fiscal Year 2009 Advisory Fees— Amended Advisory Agreement	Difference
With Fee Waiver	$81,525	$81,525	0%
Without Fee Waiver	$142,279	$142,279	0%

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Management fees of $81,525 were paid to EAM in Fiscal Year 2009 under the Advisory Agreement, which would have been $142,279 without the fee waiver.  There were no incentive fees accrued or paid under the Advisory Agreement to EAM for Fiscal Year 2009 nor would there have been if the Amended Advisory Agreement were in place.  Under the terms of the Amended Advisory Agreement, EAM would have earned $81,525 in management and incentive fees in Fiscal Year 2009, or exactly the same as EAM was paid under the Advisory Agreement in Fiscal Year 2009.  Without the fee waiver by EAM, under the terms of the Amended Advisory Agreement, EAM would have earned $142,279 in management and incentive fees in Fiscal Year 2009, or exactly the same as EAM was paid under the Advisory Agreement in Fiscal Year 2009.
The following are the key provisions of the Amended Advisory Agreement, which are the same as the Advisory Agreement, except as to the incentive fee calculation:

●
Management Responsibilities: EAM will continue to manage the Portfolio and generally provide all facilities, personnel, and other means necessary for us to operate.  EAM will make all new and follow-on acquisitions, dispositions and other investment decisions of the Portfolio in its discretion, except (i) where specific board approval is required under our co-investment guidelines, or (ii) with respect to the Legacy Portfolio.

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Operating Expenses: Consistent with all our advisory contracts, EAM generally will continue to be responsible for all of our expenses relating to staff salaries, office space, and supplies and we will generally responsible for auditing fees, all legal expenses and other expenses associated with being a public company, fees to the Directors, and any and all expenses associated with property of a Portfolio company taken or received by us or on our behalf as a result of our investment in any Portfolio company.

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Term and Termination:  The Amended Advisory Agreement will continue in effect for two (2) years from its effective date, unless sooner terminated.  After the initial two-year term, the Amended Advisory Agreement will continue in effect so long as such continuance is specifically approved at least annually by the Board of Directors, including a majority of the Independent Directors, or by the vote of the holders of a majority, as defined in the 1940 Act, of our outstanding shares.  We may terminate the Amended Advisory Agreement, without payment of any penalty, on 60 days’ written notice to EAM if the decision to terminate has been made by the Board of Directors or by the vote of a majority, as defined in the 1940 Act, of the holders of a majority of our outstanding shares.  EAM may also terminate the Amended Advisory Agreement on 60 days’ written notice to us provided that another investment advisory agreement with a suitable investment adviser has been approved by the vote of the holders of a majority, as defined in the 1940 Act, of our outstanding shares, and by a majority of Directors who are not parties to such agreement or interested persons of any such party.

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Liability of EAM:  The Amended Advisory Agreement provides that EAM will not be liable to us in any way for any error in judgment or mistake of law made by EAM in connection with any investment made by or for us so long as such error or mistake was not made in bad faith or as a result of gross negligence or willful misconduct.

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Management Fee: We will pay EAM, monthly in arrears, a management fee equal to 2.0% per annum of our “Assets Under Management” (the total value of our assets managed by EAM, less any cash balances and cash equivalent investments which are not invested in debt or equity securities of Portfolio companies in accordance with our investment objectives).

●
Incentive Fee:  In addition, we will pay EAM an incentive fee consisting of two components—one respecting the Legacy Portfolio—the Existing Portfolio Company Incentive Fee (the “EPC Incentive Fee”) and one respecting the New Portfolio—the New Portfolio Company Incentive Fee (the “NPC Incentive Fee”).

The following definitions are used in both the Advisory Agreement and the Amended Advisory Agreement to calculate the incentive fee payable to EAM:

“GAAP” means generally accepted accounting principles in the United States.

“Net Realized Capital Gains” means Realized Capital Gains less Realized Capital Losses determined in accordance with GAAP.

“Realized Capital Gains” on a security means capital gains after deducting the cost and expenses necessary to achieve the gain (e.g., broker’s fees).  Under the Amended Advisory Agreement, capital gains are Realized Capital Gains upon the cash sale of the capital stock or assets of a Portfolio company or any other asset or item of property managed by EAM or any non cash Realized Capital Gain which has occurred in accordance with GAAP (which are recorded and calculated in the period the gain is realized; however in determining payment of any incentive fee, the payment will be made when the cash is received).

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“Realized Capital Losses” on a security are calculated as the amount by which the net amount realized from the sale or other disposition of such security is less than the original cost of such security.  Capital losses are Realized Capital Losses upon the cash sale of the disposition of a portfolio company’s capital stock or assets or any other asset or item of property managed by EAM or any Realized Capital Loss which has occurred in accordance with GAAP which is not cash as described in the following sentence.  Realized Capital Losses other than cash losses are recorded and calculated in the period that losses are realized.

“EPC Unrealized Capital Depreciation” means the amount by which the original cost of any capital stock or asset of an Existing Portfolio Company exceeds the fair value of such asset at the end of a fiscal quarter, as may be determined by our Board of Directors in accordance with GAAP and our Valuation Policy then in effect and as shown on its books as a part of the periodic valuation of the Existing Portfolio Companies by the Board of Directors.  EPC Unrealized Capital Depreciation includes any Unrealized Capital Depreciation which existed during the term of the Advisory Agreement.

“NPC Unrealized Capital Depreciation” means the amount by which original cost of any capital stock or asset of a New Portfolio Company exceeds the fair value of such asset at the end of a fiscal quarter, as may be determined by our Board of Directors in accordance with GAAP and our Valuation Policy then in effect and as shown on its books as a part of the periodic valuation of the New Portfolio Companies by the Board of Directors.  NPC Unrealized Capital Depreciation includes any Unrealized Capital Depreciation which existed during the term of the Advisory Agreement.

With respect to the Legacy Portfolio, we will pay EAM the EPC Incentive Fee calculated on a quarterly basis equal to 13.4% of (i) (A) our EPC Net Realized Capital Gains, before taxes, on a cumulative basis from the effective date of the Amended Advisory Agreement until the end of such fiscal quarter, less (B) any EPC Unrealized Capital Depreciation at the end of such fiscal quarter, less (ii) the aggregate amount of any EPC Incentive Fee previously paid in all prior fiscal periods.

With respect to the New Portfolio, we will pay EAM the NPC Incentive Fee calculated on a quarterly basis equal to 20% of (i) (A) NPC Net Realized Capital Gains, before taxes, on a cumulative basis from the effective date of the Amended Advisory Agreement until the end of such fiscal quarter, less (B) any NPC Unrealized Capital Depreciation at the end of such fiscal quarter, less (ii) the aggregate amount of any NPC Incentive Fee previously paid in all prior fiscal periods.

The calculation of the incentive fees under the Amended Advisory Agreement are different than under the Advisory Agreement.  Whereas the incentive fee under the Amended Advisory Agreement will be calculated quarterly on a cumulative basis from the effective date of the Amended Advisory Agreement until the end of each fiscal quarter, the incentive fee under the Advisory Agreement was calculated on a period-to-period basis.  Changing to a cumulative basis means that subsequent changes in the value of Portfolio investments will impact the calculation of incentive fees over the life of the Amended Advisory Agreement.  Additionally, as outlined in the definition above of EPC Unrealized Capital Depreciation, any unrealized capital depreciation which existed during the term of the Advisory Agreement will be included in the EPC Unrealized Capital Depreciation under the Amended Advisory Agreement.

Under the Amended Advisory Agreement, the amount of the incentive fees in any fiscal year may not exceed the limit prescribed by Section 205(b)(3) of the Investment Advisers Act of 1940, which provides that total incentive fees may not exceed 20% of the realized capital gains over a specified period, computed net of all realized capital losses and unrealized capital depreciation.

Comparison of Incentive Fee Calculation Under the Advisory Agreement and the Amended Advisory Agreement

The hypothetical amounts of returns shown below are based on a percentage of our total net assets and assume no leverage. There is no guarantee that positive returns will be realized and actual returns may vary from those shown in these examples.

Example 1:
Year	Assumptions	Resulting Incentive Fee Under Advisory Agreement	Resulting Incentive Fee Under Amended Advisory Agreement
1	$5 million investment made in Company A (“Investment A”), and $3 million investment made in Company B (“Investment B”)	None	None
2	Investment A sold for $8 million and fair market value (“FMV”) of Investment B determined to be $4 million	$600,000 ($3 million realized capital gains on sale of Investment A multiplied by 20%)	Same as under Advisory Agreement
3	FMV of Investment B determined to be $5 million	None — $5 million (20% multiplied by ($30 million cumulative capital gains less	Same as under Advisory Agreement

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$5 million cumulative capital depreciation)) less $6 million (previous capital gains fee paid in Year 2)
4	Investment B sold for $5 million	Capital gains incentive fee of $400,000 — $1 million ($5 million cumulative realized capital gains multiplied by 20%) less $600,000 (capital gains incentive fee taken in Year 2)	Same as under Advisory Agreement

Example 2:
Year	Assumptions	Resulting Incentive Fee Under Advisory Agreement	Resulting Incentive Fee Under Amended Advisory Agreement
1	$2 million investment made in Company A (“Investment A”), $3 million investment made in Company B (“Investment B”) and $2.5 million investment made in Company C (“Investment C”)	None	None
2	Investment A sold for $5 million, FMV of Investment B determined to be $2.5 million and FMV of Investment C determined to be $2.5 million	$500,000 capital gains incentive fee — 20% multiplied by $2.5 million ($3 million realized capital gains on Investment A less unrealized capital depreciation on Investment B)	Same as under Advisory Agreement
3	FMV of Investment B determined to be $2.7 million and Investment C sold for $3 million
$140,000 capital gains incentive fee — $640,000 million (20% multiplied by $3.2 million ($3.5 million cumulative realized capital gains less $300,000 unrealized capital depreciation)) less $500,000 capital gains incentive fee received in Year 2
Same as under Advisory Agreement
4	FMV of Investment B determined to be $3.5 million	None	None
5	Investment B sold for $2 million
None — $500,000 (20% multiplied by $2.5 million (cumulative realized capital gains of $3.5 million less realized capital losses of $1 million)) less $640,000 cumulative capital gains incentive fee paid in Year 2 and Year 3
Same as under Advisory Agreement

Material Factors an Conclusions Relating to the Board of Director’s Retention of EAM and Approval of Fees under the Amended Advisory Agreement

When deciding whether to retain EAM and approve the terms of the Amended Advisory Agreement, the Board evaluated, among other things, written information provided by EAM as required under Section 15(c) of the 1940 Act (the “Materials”), and answers to questions posed by the Board to representatives of EAM.   The Board noted that EAM has served as investment adviser since 2008 and is uniquely familiar with the Portfolio.

The Board carefully evaluated the Materials, and was advised by legal counsel with respect to its deliberations. The Directors discussed the Materials and EAM’s oral presentation and other information that the Board received at the meeting, and deliberated on the retention of EAM and the terms of the Amended Advisory Agreement in light of this information.  In its deliberations, the Board did not identify any single piece of information that was all-important, controlling, or determinative of its decisions.  Based on its review of the Materials and the discussions with EAM, the Board determined that the terms of the Amended Advisory Agreement are consistent with the best interests of MACC and its shareholders, and will enable us to continue to receive high quality services at a cost that is appropriate, reasonable, and in the best interests of MACC and its shareholders.  The Board made these determinations on the basis of the following factors:

•
The advisory fees payable to and profits to be realized by EAM under the Amended Advisory Agreement, which the Board concluded (i) were reasonable in comparison to the fees charged by other portfolio managers of funds of similar size having similar investment strategies, and (ii) were in the middle range of the comparisons to the peer group identified for the Board;

•
The nature, quality, and extent of the advisory services to be provided by EAM, including its reputation, expertise, and resources in domestic financial markets, especially the small and micro-cap stocks that are intended to comprise the New

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Portfolio, which the Board concluded would benefit us by achieving above-average performance (as compared to other portfolio managers of similar asset classes using similar strategies for portfolios of similar size) and would assist in raising new assets and creating shareholder value;

•	The potential to generate investor and market enthusiasm through the retention of Eudaimonia, which the Board concluded would benefit MACC and its shareholders;

•
A description of EAM’s business, which the Board concluded demonstrated the appropriate level of expertise and size, which would benefit us by providing the level of service the Board expects to receive from its portfolio manager;

•	Biographical information respecting EAM’s personnel, which the Board concluded demonstrated the appropriate level of experience and qualification of EAM’s personnel;

•
EAM’s financial condition, including its balance sheet, which the Board concluded demonstrated that EAM is able to perform its obligations under the Amended Advisory Agreement and otherwise service the needs of its clients;

•
EAM’s investment performance with respect to all accounts with similar investment strategies, which the Board concluded demonstrated that such investment strategies and principles have shown favorable performance over time;

•
EAM’s brokerage practices (including any soft dollar arrangements), which the Board concluded that (i) EAM will not utilize directed brokerage in its management of the Portfolio, (ii) EAM does not inappropriately concentrate its brokerage allocation, and (iii) EAM pays commission rates which are comparable to industry custom;

•	EAM’s portfolio transaction practices, which the Board concluded demonstrated that EAM appropriately allocates investment opportunities among its clients and seeks to treat its clients fairly;

•
The overall high quality of the personnel, operations, financial condition, investment management capabilities, methodologies, and performance of EAM, which the Board concluded demonstrated that EAM will be able to perform as it anticipates, which will enable us to attract and enhance assets;

•
A description of EAM’s internal compliance program, which the Board concluded demonstrated that (i) EAM devotes an appropriate level of time and resources to detecting, preventing and remedying violations of the federal securities laws, and (ii) EAM appropriately utilizes outside auditors to audit its compliance functions;

•
Any possible conflicts of interest arising out a relationship with EAM, which the Board concluded that that EAM does not now have, and does not anticipate having in the future, any revenue sharing arrangements, but that to the extent Roth Capital Partners, LLC (“RCP”) participates in any transactions with us, such participation will be subject to limitations imposed by the 1940 Act;

•
The benefits to be realized by EAM as a result of its management of the Portfolio, which the Board concluded would be limited to its receipt of the management fee and incentive fee described above, and would not provide other benefits such as soft dollars to EAM; and

•
The terms of the Amended Advisory Agreement, which the Board concluded were at least or more beneficial to us as compared to agreements respecting similar levels of service for similar levels of advisory fees.

Information Regarding EAM:

The following table contains the name, address and principal occupation of the principal executive officers and each manager of EAM.  Unless otherwise provided, the address for all officers and managers is 2533 South Coast Highway 101, Suite 240, Cardiff-By-The-Sea, California 92007.

Name and Address	Position and Principal Occupation

Travis T. Prentice	President, Chief Executive Officer, Chief Investment Officer and Portfolio Manager
Montie L. Weisenberger	Sr. Vice President and Portfolio Manager
Derek J. Gaertner	Vice President, Chief Operating Officer and Chief Compliance Officer
Joshua M. Moss	Vice President and Portfolio Manager
Byron Roth 24 Corporate Plaza-200 Newport Beach, California 92660	Manager of EAM; Chairman, CEO and Manager of RCP (independent investment banking firm specializing in small-cap companies)
Gordon J. Roth 24 Corporate Plaza-200 Newport Beach, California 92660	Manager of EAM; CFO and Chief Operating Officer, RCP

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Other than Gordon Roth, no other director or officer of MACC is either a member or manager of EAM or owns securities of, or has any other material direct or indirect interest in, EAM.  EAM does not serve as an investment adviser for any other registered investment company, and our Board of Directors is not aware of any financial condition of EAM that is reasonably likely to impair its ability to fulfill its commitment to under the Amended Advisory Agreement.  No commission has been paid to, nor do we have, any Affiliated Broker for MACC or EAM, as that term is defined in Item 22(a)(1)(ii) of Schedule 14A adopted under the 1934 Act.  There are no arrangements or understandings in connection with the Amended Advisory Agreement with respect to composition of our Board or the Board of Managers of EAM or with respect to the appointment of any person to any office with EAM.

In order to approve the Amended Advisory Agreement, the proposal must receive the affirmative vote of the lesser of (i) 67% or more of the outstanding shares of our common stock present at the 2010 Annual Meeting or represented by proxy if the holders of more than 50% of our shares are present or represented by proxy, or (ii) more than 50% of our outstanding shares of common stock.  Abstentions and broker non-votes will have the effect of a vote against this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE APPROVAL OF THE AMENDED ADVISORY AGREEMENT WITH EAM.

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PROPOSAL 8 APPROVAL OF THE AMENDED SUBADVISORY AGREEMENT WITH EAM AND IAIA

We, EAM and IAIA are parties to the Subadvisory Agreement dated April 29, 2008, which was approved by the shareholders at our 2008 Annual Meeting held on April 29, 2008.  IAIA’s address is 101 Second Street SE, Suite 800, Cedar Rapids, Iowa 52401.  EAM’s address is 2533 South Coast Highway 101, Suite 240, Cardiff-By-The-Sea, California 92007.  Under the Subadvisory Agreement, IAIA provided accounting functions and services for us as part of the transition from IAIA to EAM as investment adviser.  We and EAM have requested that IAIA continue to provide such accounting functions and services and the Amended Subadvisory Agreement provides for the continuance of such services.  Under the Amended Subadvisory Agreement EAM will pay IAIA a management fee equal to 75% of the management fees received by EAM under the Amended Advisory Agreement while continuing to provide such services.  Accordingly, the Board has determined to recommend to the shareholders that they approve the terms of the Amended Subadvisory Agreement.   The Subadvisory Agreement was extended by the Board until this year's annual meeting, when a new two year term will commence.

      Under the Amended Subadvisory Agreement, the incentive fee payable by EAM to IAIA remains the same as under the Subadvisory  Agreement and is 100% of the incentive fee received by EAM under the Amended Advisory Agreement attributable to the Legacy Portfolio.

Upon shareholder approval at the 2010 Annual Meeting, the Advisory Agreement will be amended and restated with the Amended Subadvisory Agreement, a copy of which is attached to this Proxy Statement as Appendix C.  The Amended Subadvisory Agreement was approved on July 27, 2010 by the vote of a majority of the Independent Directors and a majority of the Directors who are not parties, or “interested parties” (as that term is defined in the 1940 Act) of any party to the Amended Subadvisory Agreement, cast in person at a meeting called for the purpose of voting on such approval.

Under the Amended Subadvisory Agreement, IAIA will continue to subadvise EAM with respect to the Legacy Portfolio. EAM will continue to manage the New Portfolio, as well as have overall responsibility for the Portfolio.

Pursuant to the Amended Subadvisory Agreement, IAIA will continue to be subject to the supervision and review of our Board, provide us with investment research, advice and supervision and will furnish us continuously with an investment program, consistent with our investment objective and policies.  IAIA will also recommend to EAM from time to time what securities we will purchase, what securities will be held or sold, what portions of our assets will be held uninvested as cash or in other liquid assets, subject always to the provisions of our Certificate of Incorporation, Bylaws, and any registration statement under the 1933 Act.  IAIA will also assist EAM in maintenance of the books and records with respect to all of our transactions, and will regularly report to our Board on our investments and performance.

IAIA’s services to us under the Amended Subadvisory Agreement will not, as under the Subadvisory Agreement, be exclusive, and IAIA will continue to be free to furnish the same or similar services to other entities, including businesses which may directly or indirectly compete with us, so long as IAIA notifies us prior to being engaged to serve as investment adviser to another fund.

Although EAM has waived its management fee since May 2009, IAIA received a management fee of 50% of the management fees that would have been received by EAM under the Advisory Agreement.  EAM elected to reduce their fees, however InvestAmerica continues to receive a management fee equal to 50% of the original agreement or an annual rate of 1% of Assets under Management attributable to the Legacy Portfolio.  Although EAM may elect to continue to waive receipt of its management fee, under the Amended Subadvisory Agreement EAM will pay IAIA a management fee equal to 75% of the management fee that would be received by EAM under the Amended Advisory Agreement while IAIA continues to provide accounting functions and services for the Company.  Under the Amended Subadvisory Agreement, IAIA will receive 100% of the incentive fee received by EAM under the Amended Advisory Agreement attributable to the Legacy Portfolio.  Total management fees paid to InvestAmerica amounted to $142,279 for the year ended September 30, 2009. There were $0 incentive fees paid under the Subadvisory Agreement for the year ended September 30, 2009.

The following are the key provisions of the Amended Subadvisory Agreement, which are the same as the Subadvisory Agreement, except as to the management fee calculation:

●
Management Responsibilities: IAIA will continue to manage the Portfolio and generally provide all facilities, personnel, and other means necessary for us to operate.  EAM will make all new and follow-on acquisitions, dispositions and other investment decisions of the Portfolio in its discretion, except (i) where specific board approval is required under our co-investment guidelines, or (ii) with respect to the Legacy Portfolio.

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●
Operating Expenses: IAIA generally will be responsible for all of our expenses relating to staff salaries, office space, and supplies and we will generally responsible for auditing fees, all legal expenses and other expenses associated with being a public company, fees to the Directors, and any and all expenses associated with property of a Portfolio company taken or received by us or on our behalf as a result of our investment in any Portfolio company.

●
Term and Termination:  The Amended Subadvisory Agreement will continue in effect for two (2) years from its effective date, unless sooner terminated.  After the initial two-year term, the Amended Subadvisory Agreement will continue in effect so long as such continuance is specifically approved at least annually by the Board of Directors, including a majority of the Independent Directors, or by the vote of the holders of a majority, as defined in the 1940 Act, of our outstanding shares.  We may terminate the Amended Subadvisory Agreement, without payment of any penalty, on 60 days’ written notice to IAIA if the decision to terminate has been made by the Board of Directors or by the vote of a majority, as defined in the 1940 Act, of the holders of a majority of our outstanding shares.  IAIA may also terminate the Amended Subadvisory Agreement on 60 days’ written notice to us provided that another investment advisory agreement with a suitable investment adviser has been approved by the vote of the holders of a majority, as defined in the 1940 Act, of our outstanding shares, and by a majority of Directors who are not parties to such agreement or interested persons of any such party.

●
Liability of IAIA:  The Amended Subadvisory Agreement provides that IAIA will not be liable to us in any way for any error in judgment or mistake of law made by IAIA in connection with any investment made by or for us so long as such error or mistake was not made in bad faith or as a result of gross negligence or willful misconduct.

●
Management Fee: EAM will pay IAIA, monthly in arrears, a management fee equal to 75% of the management fee that would be received by EAM under the Amended Advisory Agreement while IAIA continues to provide accounting functions and services for the Company.

●	Incentive Fee: Under the Amended Subadvisory Agreement, IAIA will receive 100% of the incentive fee received by EAM under the Amended Advisory Agreement attributable to the Legacy Portfolio.

Material Factors an Conclusions Relating to the Board of Director’s Retention of IAIA and Approval of Fees under the Amended Subadvisory Agreement

When deciding whether to retain IAIA and approve the terms of the Amended Subadvisory Agreement, the Board evaluated, among other things, written information provided by IAIA as required under Section 15(c) of the 1940 Act (the “Materials”), and answers to questions posed by the Board to representatives of IAIA.  The Board noted that prior to 2008, IAIA served as investment adviser to MACC, has served has its subadviser since 2008 and is uniquely familiar with the Legacy Portfolio.

The Board carefully evaluated the Materials, and was advised by legal counsel with respect to its deliberations. The Directors discussed the Materials and IAIA’s oral presentation and other information that the Board received at the meeting, and deliberated on the retention of IAIA and the terms of the Amended Subadvisory Agreement in light of this information.  In its deliberations, the Board did not identify any single piece of information that was all-important, controlling, or determinative of its decisions.  Based on its review of the Materials and the discussions with IAIA, the Board determined that the terms of the Amended Subadvisory Agreement are consistent with the best interests of MACC and its shareholders, and will enable us to continue to receive high quality services at a cost that is appropriate, reasonable, and in the best interests of MACC and its shareholders.  The Board made these determinations on the basis of the following factors:

•
The advisory fees payable to and profits to be realized by IAIA under the Amended Subadvisory Agreement, which the Board concluded (i) were reasonable in comparison to the fees charged by other portfolio managers of funds of similar size having similar investment strategies, and (ii) were in the middle range of the comparisons to the peer group identified for the Board;

•
The nature, quality, and extent of the advisory services to be provided by IAIA, including its reputation, expertise, and resources in domestic financial markets, especially the Legacy Portfolio, which the Board concluded would benefit us by achieving above-average performance (as compared to other portfolio managers of similar asset classes using similar strategies for portfolios of similar size) and would assist in raising new assets and creating shareholder value;

•
A description of IAIA’s business, which the Board concluded demonstrated the appropriate level of expertise and size, which would benefit us by providing the level of service the Board expects to receive from its portfolio manager;

•	Biographical information respecting IAIA’s personnel, which the Board concluded demonstrated the appropriate level of experience and qualification of IAIA’s personnel;

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•
IAIA’s financial condition, including its balance sheet, which the Board concluded demonstrated that IAIA is able to perform its obligations under the Amended Subadvisory Agreement and otherwise service the needs of its clients;

•
IAIA’s investment performance with respect to all accounts with similar investment strategies, which the Board concluded demonstrated that such investment strategies and principles have shown favorable performance over time;

•
IAIA’s brokerage practices (including any soft dollar arrangements), which the Board concluded that (i) IAIA will not utilize directed brokerage in its management of the Portfolio, (ii) IAIA does not inappropriately concentrate its brokerage allocation, and (iii) IAIA pays commission rates which are comparable to industry custom;

•	IAIA’s portfolio transaction practices, which the Board concluded demonstrated that IAIA appropriately allocates investment opportunities among its clients and seeks to treat its clients fairly;

•
The overall high quality of the personnel, operations, financial condition, investment management capabilities, methodologies, and performance of IAIA, which the Board concluded demonstrated that IAIA will be able to perform as it anticipates, which will enable us to attract and enhance assets;

•
A description of IAIA’s internal compliance program, which the Board concluded demonstrated that (i) IAIA devotes an appropriate level of time and resources to detecting, preventing and remedying violations of the federal securities laws, and (ii) IAIA appropriately utilizes outside auditors to audit its compliance functions;

•
Any possible conflicts of interest arising out a relationship with IAIA, which the Board concluded that that IAIA does not now have, and does not anticipate having in the future, any revenue sharing arrangements;

•
The benefits to be realized by IAIA as a result of its subadvisory role with the Portfolio, which the Board concluded would be limited to its receipt of the management fee and incentive fee described above, and would not provide other benefits such as soft dollars to IAIA; and

•
The terms of the Amended Subadvisory Agreement, which the Board concluded were at least or more beneficial to us as compared to agreements respecting similar levels of service for similar levels of advisory fees.

Information Regarding IAIA:

The following table contains the name, address and principal occupation of the principal executive officers and each manager of IAIA.  Unless otherwise provided, the address for all officers and directors is 101 Second Street SE, Suite 800, Cedar Rapids, Iowa 52401.

Name and Address	Position and Principal Occupation

David R. Schroder	President, Secretary, Chief Compliance Officer and Director
Robert A. Comey	Executive Vice President, Treasurer, Asst. Secretary and Director
Kevin F. Mullane	Senior Vice President, Asst. Secretary and Director
Michael H. Reynoldson	Vice President

No director or officer of MACC is either a officer, director or shareholder of IAIA or owns securities of, or has any other material direct or indirect interest in IAIA.  IAIA does not serve as an investment adviser for any other registered investment company, and the Board is not aware of any financial condition of IAIA that is reasonably likely to impair its ability to fulfill its commitment to under the Amended Subadvisory Agreement.  No commission has been paid to, nor do we have, any Affiliated Broker with IAIA, as that term is defined in Item 22(a)(1)(ii) of Schedule 14A adopted under the 1934 Act.  There are no arrangements or understandings in connection with the Amended Subadvisory Agreement with respect to composition of our Board or IAIA’s Board of Directors or with respect to the appointment of any person to any office with IAIA.

In order to approve the Amended Subadvisory Agreement, the proposal must receive the affirmative vote of the lesser of (i) 67% or more of the outstanding shares of our common stock present at the 2010 Annual Meeting or represented by proxy if the holders of more than 50% of our shares are present or represented by proxy, or (ii) more than 50% of our outstanding shares of common stock.  Abstentions and broker non-votes will have the effect of a vote against this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE APPROVAL OF THE AMENDED SUBADVISORY AGREEMENT WITH IAIA.

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OTHER BUSINESS

The Board of Directors knows of no other business to be presented for action at the 2010 Annual Meeting.  If any matters do come before the 2010 Annual Meeting on which action can properly be taken, it is intended that the proxies shall vote in accordance with the judgment of the person or persons exercising the authority conferred by the proxy at the 2010 Annual Meeting.

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ADDITIONAL INFORMATION

Common Stock Ownership

As of July 15, 2010, there were 2,464,621 shares of common stock issued and outstanding.  Because they serve as our investment advisers, EAM, a California limited liability company located at 2533 South Coast Highway 101, Suite 240, Cardiff-By-The-Sea, California 92007, and IAIA, a Delaware corporation located at 101 Second Street S.E., Suite 800, Cedar Rapids IA 52401, are deemed to control us, within the meaning of the 1940 Act.  Additionally, Bridgewater International Group, LLC (“BIG”) and Mr. Benjamin Jiaravanon (a former Director) control MACC through either direct or beneficial ownership of 804,689 of our shares, which as of August 19, 2010 comprised 32.65% of our issued and outstanding stock.  BIG is organized under the laws of the State of Utah.

Our officers and directors, eight in number as a group, beneficially own 112,635 shares together, equal to 4.57% of our outstanding common stock.  The following table sets forth certain information as of September 1, 2010, with respect to the common stock ownership of: (i) those persons or groups (as that term is used in Section 13(d)(3) of the 1934 Act who beneficially own more than 5% of our common stock, and (ii) each Director.  Unless otherwise indicated, the addresses for the persons listed in the table is 2533 South Coast Highway 101, Suite 240, Cardiff-By-The-Sea, California 92007.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class of Voting common stock
Bridgewater International Group, LLC (1) 10500 South 1300 West, South Jordan, Utah 84095	804,689	32.65%
Benjamin Jiaravanon (1) Ancol Barat, J1 Ancol VIII, No.1, Jakarta 14430 Indonesia	804,689	32.65%
Geoffrey T. Woolley	151,314	6.14%
Gordon J. Roth(2)	55,901	2.27%
Michael W. Dunn	46,734	1.90%
James W. Eiler	10,000	0.04%
Kevin J. Gadawski	0	0.00%
All Officers and Directors as a Group	112,635	4.57%

(1)
The foregoing information with respect to BIG and Mr. Jiaravanon is based upon Amendment No. 1 to Schedule 13D, dated August 8, 2003, as subsequently amended October 10, 2003, March 9, 2005, May 3, 2005, May 19, 2005 and August 19, 2010, filed by BIG and others with the SEC (collectively, the “BIG Group 13D”).  The BIG Group 13D disclosed control over 804,689 shares of common stock owned by BIG (the “BIG Shares”).  BIG retains control of voting of the BIG Shares, including all other incidents of ownership of the stock, including beneficial ownership and dispositive power.

As the sole Manager of BIG, Mr. Jiaravanon maintains control over the voting power respecting the BIG Shares.  BIG is a wholly owned subsidiary of Aleksin, a corporation organized under the laws of the British Virgin Islands.  Aleksin is a wholly-owned subsidiary of Maze Industrial Ltd. (“Maze”), a corporation organized under the laws of the British Virgin Islands.  Maze is 100% owned by Sumet Jiaravanon, an individual.

(2) Mr. Roth individually owns 5,151 shares of common stock. RCP, in which Mr. Roth has shared control of voting power, owns 55,901 shares of common stock.

Executive Officers

Our current officers are listed in the chart below.  As affiliated persons of EAM, the officers are “interested persons,” as that term is defined in Section 2(a)(19) of the 1940 Act.  The address for all officers is 2533 South Coast Highway 101, Suite 240, Cardiff-By-The-Sea, California 92007.
Name and Age	Position(s) Held with MACC	Length of Time Served	Principal Occupation(s) During Past 5 Years
Travis T. Prentice, 35	President & CEO	Since April, 2008
President and Chief Investment Officer of EAM, a firm he co-founded in 2007.  In addition, he serves as portfolio manager for the firm’s Micro Cap Growth and Ultra Micro Cap Growth investment strategies. Prior to founding Eudaimonia, Mr. Prentice was a

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Partner, Managing Director and Portfolio Manager with Nicholas-Applegate Capital Management where he had lead portfolio management responsibilities for their Micro and Ultra Micro Cap investment strategies and a senior role in the firm’s US Micro/Emerging Growth team. He brings over twelve years of institutional investment experience from Eudaimonia and Nicholas Applegate where he originally joined in 1997. He holds a Masters in Business Administration from San Diego State University and a Bachelor of Arts in Economics and a Bachelor of Arts in Psychology from the University of Arizona.
Derek J. Gaertner, 39	Chief Financial Officer & CCO	Since April, 2008
Vice President and Chief Operating/ Compliance Officer of Eudaimonia.  Prior to joining Eudaimonia in 2007, Mr. Gaertner was the Chief Financial Officer of Torrey Pines Capital Management, a global long/short equity hedge fund located in San Diego, California.  He was also responsible for overseeing the firm’s regulatory compliance and operations functions.  Prior to joining Torrey Pines Capital Management in 2004, Mr. Gaertner was a Tax Manager with PricewaterhouseCoopers LLP.  He has over 8 years of public accounting experience in both the audit and tax departments.  Mr. Gaertner is a Certified Public Accountant and has a Bachelors of Science in Accounting from the University of Southern California and Masters of Science in Taxation from Golden Gate University, San Francisco.

Montie L. Weisenberger 42	Treasurer & Secretary	Since April, 2008
Senior Vice President and Portfolio Manager of Eudaimonia, a firm he co-founded in 2007.  Mr. Weisenberger has primary portfolio management responsibilities for the firm’s Small Cap Growth investment strategy.  Prior to founding Eudaimonia, Mr. Weisenberger was a Senior Vice President and Portfolio Manager at Nicholas Applegate Capital Management where he had lead portfolio management responsibilities for the firm’s Traditional Small-to-Mid Cap Growth strategy and was a senior member of the firm’s US Micro / Emerging Growth team since 2001.  Prior to joining Nicholas Applegate Capital Management, Montie was a research analyst at Adams, Harkness & Hill, now Cannacord Adams, an emerging growth investment bank located in Boston, MA. Mr. Weisenberger also spent more than five years as a finance and strategic management consultant, most recently as a manager with KPMG, LLP.  Mr. Weisenberger brings more than fourteen years of combined investment management and financial analysis experience to Eudaimonia Asset Management.  He holds a Masters in Business Administration and a Masters in Health Administration from Georgia State University and a Bachelor of Arts in Business Administration from Flagler College.

Audit Committee

The Board has a standing Audit Committee which makes recommendations to the Board regarding the engagement of the independent registered public accounting firm for audit and non-audit services; evaluates the independence of the auditors and reviews with the independent auditors the fee, scope and timing of audit and non-audit services.  The Audit Committee also is charged with monitoring our Policy Against Insider Trading and Prohibited Transactions and our Code of Conduct.  The Audit Committee operates under a charter that was adopted by the Board on October 9, 2008 and is attached to this Proxy statement as Appendix D.  A current copy of the charter is not available on a website, as we do not maintain a website.  The Audit Committee consists of Messrs. Dunn (Chair), Eiler, and Gadawski, who was appointed to the Audit Committee on January 28, 2010.  Each member of the Audit Committee is considered “independent” under applicable Nasdaq listing standards.  The Board has determined that James W. Eiler is an Audit Committee financial expert.  The Audit Committee held five meetings in Fiscal Year 2009.

Corporate Governance / Nominating Committee

The Corporate Governance/Nominating Committee was appointed by the Board to identify and recommend approval of all Director nominees to be voted on at the annual stockholders’ meetings, to recommend corporate governance guidelines for the Corporation, to lead the Board in its annual review of the Board’s performance, and to recommend to the Board nominees for each committee of the Board.  The Corporate Governance/Nominating Committee operates under a charter that was revised and adopted by the Board on October 9, 2008 and is attached to this Proxy statement as Appendix E.  A current copy of the charter is not available on a website, as we do not maintain a website.  The Corporate Governance/Nominating Committee may seek input from other Directors or senior management in identifying candidates.  Under our Third Amended and Restated Bylaws, stockholders desiring to nominate

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persons for election as Directors or to propose other business for consideration at an annual meeting must notify the Secretary in writing not less than 60 days, nor more than 90 days, prior to the date on which we first mailed our proxy materials for the prior year’s annual meeting.  Shareholders may propose nominees for Director by following the procedures described below under “SHAREHOLDER PROPOSALS FOR 2011 ANNUAL MEETING.”

The qualifications used in evaluating Director candidates include but are not limited to: independence, time commitments, attendance, business judgment, management, accounting, finance, industry and technology knowledge, as well as, personal and professional ethics, integrity and values. In addition, as set forth in its Charter, the Corporate Governance/Nominating Committee believes that having directors with relevant experience in business and industry, government, finance and other areas is beneficial to the Board as a whole.  The Corporate Governance/Nominating Committee further reviews the qualifications of any candidate in the context of the current composition of the Board and our needs. The same identifying and evaluating procedures apply to all candidates for director nomination, whether nominated by stockholders or by the Corporate Governance/Nominating Committee.

The Corporate Governance/Nominating Committee also: (i) oversees the formulation of, and recommends for adoption to the Board, a set of corporate governance guidelines;  (ii) periodically reviews and reassesses the corporate governance guidelines and recommends appropriate changes to the Board for approval; (iii) reviews and approves annually our compensation program for service on the Board or any of its committees; (iv) performs an annual assessment of the Board’s performance and periodically reports its Board assessments to the Board; (v) annually reviews and assesses its Charter and makes recommendations of appropriate changes to the Board; (vi) performs periodic reviews of all Board committee structure and governance charters; (vii) recommends appropriate changes to Board committee composition and responsibility to the Board; and (viii) reviews any conflicts of interest.

The Corporate Governance/Nominating Committee consists of Messrs. Eiler, Dunn, and Gadawski, who was appointed to the Corporate Governance/Nominating Committee on January 28, 2010.  All members of the Corporate Governance/Nominating Committee are considered “independent” under applicable Nasdaq listing standards.  The Corporate Governance/Nominating Committee held one meeting in Fiscal Year 2009.

Investment and Valuation Committee

The Investment and Valuation Committee assists the Board with the periodic valuation of our investment securities and with oversight of our investment portfolio and evaluates any proposed revisions to our investment policy. The Investment and Valuation Committee also assures compliance with our valuation policy and policies regarding investments made in participation with other funds managed by IAIA, with entities controlling, controlled by or under common control with IAIA, and with other affiliates.  The Investment and Valuation Committee operates under a charter that was adopted by the Board on October 9, 2008.  The members of the Investment and Valuation Committee are Messrs. Dunn, Eiler and Roth (Chair).  Mr. Dunn and Mr. Eiler are independent under Nasdaq listing standards.  The Investment and Valuation Committee held six meetings in Fiscal Year 2009.

Audit Committee Report

The Audit Committee of the Board of Directors was established as a separately designated committee in accordance with section 3(a)(58)(A) of the 1934 Act and is composed of three directors.  The members of the Audit Committee during Fiscal Year 2009 were Geoffrey T. Woolley (Chair), James W. Eiler, and Michael W. Dunn.  Mr. Gadawski was appointed to and began serving on the Audit Committee as of January 28, 2010, replacing the position vacated by the resignation of Mr. Woolley on December 8, 2009.  Mr. Eiler was considered the Audit Committee’s financial expert during Fiscal Year 2009.  Under the terms of the charter and the listing standards applicable to companies listed on the Nasdaq Capital Market, all of the Audit Committee members were considered to be independent.

Management is responsible for our internal controls and the financial reporting process.  The independent accountants are responsible for performing an independent audit of our financial statements in accordance with generally accepted auditing standards and to issue a report thereon.  The Audit Committee’s responsibility is to monitor and oversee these processes.

In this regard, the Audit Committee has reviewed and discussed the audited financial statements for Fiscal Year 2009 with management and discussed other matters related to the audit with the independent auditors.  Management represented to the Audit Committee that our financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.  The Audit Committee met with the independent auditors, with and without management present, and discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards No. 61, as amended (Communication with Audit Committees).  The independent auditors also provided to the Audit Committee the written disclosures and the letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communication with the Audit Committee concerning independence, and the Audit Committee discussed with the independent auditors the firm’s independence.

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The Audit Committee has considered whether KPMG has maintained its independence during Fiscal Year 2009.  Based upon the Audit Committee’s discussions with management and the independent auditors, and the Audit Committee’s review of representations of management and the report of the independent auditors to the Audit Committee, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in our Annual Report on Form 10-K for Fiscal Year 2009, filed with the SEC.

AUDIT COMMITTEE:
Michael W. Dunn, Chair
James W. Eiler
Kevin J. Gadawski

Independent Auditor Fees and Services

The following table presents fees paid for professional services rendered by KPMG LLP (“KPMG”), our independent registered public accounting firm, for Fiscal Year 2009 and for the fiscal year ending September 30, 2008:

Fee Category	Fiscal Year 2009 Fees	Fiscal Year 2008 Fees
Audit Fees	$79,940	$75,500
Audit-Related Fees	7,000	-0-
Tax Fees	$15,000	$14,900
All Other Fees	-0-	-0-
Total Fees	$101,940	$90,400

Audit Fees were for professional services rendered for the audit of tour financial statements and review of the interim financial statements included in quarterly reports and services that are normally provided by KPMG in connection with statutory and regulatory filings or engagements and include quarterly reviews and security counts.

Audit-Related Fees were for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” These services include accounting consultations in connection with acquisitions, consultations concerning financial accounting and reporting standards.

Tax Fees were for professional services for federal, state and international tax compliance, tax advice and tax planning and include preparation of federal and state income tax returns, and other tax research, consultation, correspondence and advice.

All Other Fees are for services other than the services reported above.  We did not pay any fees for such other services in Fiscal Year 2009 or fiscal year 2008.

The Audit Committee has concluded the provision of the non-audit services listed above is compatible with maintaining the independence of KPMG.  KPMG did not bill EAM for any non-audit services in either Fiscal Year 2009 or fiscal year 2008.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent auditors and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent auditors in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

Compensation of Directors and Executive Officers

Compensation Committee Interlocks and Insider Participation

We do not have a separate compensation committee utilized to determine the appropriate compensation payable to our executive officers and Directors due to our size and therefore has no charter.  The Corporate Governance/Nominating Committee, however, is responsible for, among other things, annually reviewing and approving our compensation policies for Directors.  The members of the Corporate Governance/Nominating Committee for Fiscal Year 2009 were Messrs. Woolley (Chair), Eiler and Dunn.  Mr. Gadawski was appointed to and began serving on the Corporate Governance/Nominating Committee as of January 28, 2010, replacing the

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position vacated by the resignation of Mr. Woolley.  All members of the Corporate Governance/Nominating Committee are considered “independent” under applicable Nasdaq listing standards.  No members of the Committee have ever served as our officers or employees.  None of our executive officers served, during Fiscal Year 2009: (i) on a compensation committee of another entity which had an executive officer serving on the Corporate Governance/Nominating Committee; (ii) as a director of another entity which had an executive officer serving on the Corporate Governance/Nominating Committee; or (iii) as a member of a compensation committee of another entity which had an executive officer who served as a Director.

Compensation Committee Report

The Corporate Governance/Nominating Committee has not reviewed or discussed with management the Compensation of Executive Officers Discussion and Analysis set forth above because our standing policy is to not compensate executive officers.  The Corporate Governance/Nominating Committee did recommend to the Board of Directors that the Compensation of Executive Officers Discussion and Analysis be included in this report on Proxy Statement.

CORPORATE GOVERNANCE / NOMINATING COMMITTEE:
Michael W. Dunn
James W. Eiler
Kevin J. Gadawski

Compensation of Directors

The compensation of our Directors is governed by a compensation policy adopted via resolution of the Board on February 24, 2004 and amended on July 18, 2006 (the “Compensation Policy”).  The Compensation Policy provides that: (i) Directors who are also officers or directors of our investment adviser receive no compensation for serving on the Board; (ii) the Chairman of the Board receives an annual retainer of $24,000; (iii) all other outside Directors receive an annual retainer of $8,000; (iv) all outside Directors other than the Chairman of the Board receive $1,000 for each Board meeting attended (whether such attendance is in person or by telephone) if the meeting is scheduled as an in-person meeting and $500 for each Board meeting attended by telephone if the meeting is scheduled to be held by teleconference; (v) all Directors other than the Chairman of the Board receive $250 for each committee meeting attended (whether such attendance is in person or by telephone) if the committee meeting is scheduled as an in-person meeting and $250 for each committee meeting attended by telephone if the meeting is scheduled to be held by teleconference; and (vi) we reimburse all reasonable expenses of the Directors and the Chairman of the Board in attending Board and committee meetings.  Directors’ meetings are normally held on a quarterly basis, with additional meetings held as needed.  All Director compensation is payable quarterly, in arrears.

The following table sets forth the compensation paid to our Directors during Fiscal Year 2009.  MACC presently maintains no pension, equity participation or retirement plans for its Directors.

Name	Aggregate Compensation From MACC(1)
Geoffrey T. Woolley*	$31,500
Michael W. Dunn	$16,750
Gordon J. Roth	$15,500
James W. Eiler	$16,750

(1) Consists only of directors’ fees and does not include reimbursed expenses.
* Resigned from the Board of Directors effective December 8, 2009.

Compensation of Executive Officers

We do not have any employees and do not pay any compensation to any of our officers.  We have not compensated our executive officers in any of the last three fiscal years.  We do not provide any of bonus, stock options, stock appreciation rights, non-equity incentive plans, non-qualified deferred compensation or pension benefits to our executive officers.  Further, we have no agreements with any officer pertaining to change in control payments.  All of our officers and staff are employed by EAM, which pays all of their cash compensation.

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SHAREHOLDER PROPOSALS FOR 2011 ANNUAL MEETING

Under the SEC rules, since the date of the 2010 Annual Meeting has changed more than thirty (30) days from the prior year, notice by any shareholder to nominate a person for election as a Director or to proposed other business for consideration at the annual meeting, to be timely, must be so delivered a reasonable time before the date on which MACC first mails its proxy materials with respect to the 2011 Annual Meeting.  Accordingly, shareholders desiring to submit a proposal for consideration at the 2011 Annual Meeting of shareholders give written notice of the proposal to MACC’s Secretary at 2533 South Coast Highway 101, Suite 240, Cardiff-By-The-Sea, California 92007, no later than December 1, 2010.  The submission of a proposal does not guarantee its inclusion in the proxy statement or presentation at the annual meeting unless certain securities laws requirements are met.

In addition, under our Amended and Restated Bylaws, shareholders desiring to nominate persons for election as Directors or to propose other business for consideration at an annual meeting must notify MACC’s Secretary in writing not less than 60 days, nor more than 90 days, prior to the date on which we first mailed its proxy materials for the prior year’s annual meeting.  However, since the date of the 2010 Annual Meeting has changed more than thirty (30) days from the prior year, notice by a shareholder to be timely must be so delivered a reasonable time before the date on which MACC first mails it proxy materials with respect to the 2011 Annual Meeting.  Accordingly, shareholders desiring to nominate a person for election as Director or to propose other business for consideration at the 2011 Annual Meeting of shareholders must give written notice of the proposal to MACC’s Secretary not later than December 1, 2010.  MACC’s proxies will have discretionary authority to vote with respect to any shareholder proposal that may be presented at an annual meeting which does not comply with these notice requirements.  Shareholders’ notices must contain the specific information set forth in our Amended and Restated Bylaws.  A copy of our Amended and Restated Bylaws will be furnished to shareholders without charge upon written request to our Secretary.

SHAREHOLDER COMMUNICATION

Under a policy adopted by the Board on February 28, 2006, any shareholder wishing to communicate with any of our Directors regarding matters related to MACC may provide correspondence to the Director in care of Secretary, MACC Private Equities Inc., 2533 South Coast Highway 101, Suite 240, Cardiff-By-The-Sea, California 92007.  The Chairman of the Corporate Governance/Nominating Committee will review and determine the appropriate response to questions from shareholders, including whether to forward communications to individual Directors.  The independent members of the Board of Directors review and approve the shareholder’s communication process periodically to ensure effective communication with the shareholders.

EXPENSES OF SOLICITATION OF PROXIES

In addition to the use of the mails, proxies may be solicited by personal interview and telephone by our directors and officers, who will not receive additional compensation for such services.  We have engaged Mellon Investor Services, LLC (“Mellon”) to aid in the solicitation of proxies at an estimated fee of $30,000.  Approximately twenty-five employees of Mellon will assist the us with solicitation of the proxies.  Our agreement with Mellon to solicit proxies generally provides that Mellon will: (i) assist us in planning and organization of proxy solicitation matters, (ii) establish communications with banks, brokers and other parties for purposes of the solicitation, (iii) disseminate all proxy materials in a timely manner, and (iv) solicit and collect proxies according to Mellon’s calling and reporting procedures.  We will also request brokerage houses, nominees, custodians and fiduciaries to forward soliciting materials to the beneficial owners of stock held of record by them and will reimburse such persons for forwarding materials.  The cost of soliciting proxies will be borne by us.

PERIODIC REPORTS

Our financial statements and related financial information required by Item 13(a) of Schedule 14A under the 1934 Act are incorporated herein by this reference to our Fiscal Year 2009 Annual Report (“Annual Report”) and the financial statements in our periodic reports for our Fiscal Year 2010, including our amended quarterly report on Form 10-Q/A for the quarter ended June 30, 2010.  The Annual Report and Fiscal Year 2010 periodic reports accompany this proxy statement, but are not deemed a part of the proxy soliciting material, except to the extent that portions therein have been incorporated herein pursuant to the preceding sentence.

A copy of the Fiscal Year 2009 Form 10-K report to the SEC, excluding exhibits, will be mailed to shareholders without charge upon written request to Secretary, MACC Private Equities Inc., 2533 South Coast Highway 101, Suite 240, Cardiff-By-The-Sea, California 92007 or by calling (760) 479-5080.  Such requests must set forth a good faith representation that the requesting party was either a holder of record or a beneficial owner of our common stock on the Record Date August 23, 2010 for the 2010 Annual Meeting.  Exhibits to the Form 10-K will be mailed upon similar request and payment of specified fees.

Please date, sign and return the proxy at your earliest convenience in the enclosed envelope. No postage is required for mailing in the United States.  A prompt return of your proxy will be appreciated as it will save the expense of further mailings and telephone solicitations.

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By Order of the Board of Directors
Montie L. Weisenberger, Secretary
Cardiff-By-The-Sea, California
______, 2010

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APPENDIX A

CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION

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APPENDIX B

AMENDED AND RESTATED INVESTMENT ADVISORY AGREEMENT WITH
EUDAIMONIA INVESTMENT MANAGEMENT, LLC

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APPENDIX C

AMENDED AND RESTATED INVESTMENT SUBADVISORY AGREEMENT WITH
INVESTAMERICA INVESTMENT ADVISORS, INC.

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APPENDIX D

AUDIT COMMITTEE CHARTER

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APPENDIX E

CORPORATE GOVERNANCE / NOMINATING COMMITEE

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 SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934

Filed by the Registrant X

Filed by a Party other than the Registrant ___

Check the appropriate box:

X	Preliminary Proxy Statement
Confidential, for Use of the Commission Only (as permitted by Rule 14A-6(e)(2))
Definitive Proxy Statement
Definitive Additional Materials
Soliciting Material Pursuant to §240.14a-12

MACC PRIVATE EQUITIES INC.
(Name of Registrant as Specified In Its Charter)
__________________________________________________________
(Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box)

X	No fee required
Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11
1) Title of each class of securities to which transaction applies: ______________________________________.
2) Aggregate number of securities to which transaction applies:______________________________________.

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined): ____________________________________________________________.

4) Proposed maximum aggregate value of transaction:_____________________________________________.
5) Total fee paid:________________________.

Fee paid previously with preliminary materials

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)	Amount Previously Paid: ______________________________________________________.
2)	Form, Schedule or Registration Statement No.:______________________________________.
3)	Filing Party: _____________________________________.
4)	Date Filed: ______________________________________	.

~~August~~September __, 2010

To the Shareholders of MACC Private Equities Inc.:

The Annual Meeting of Shareholders of MACC Private Equities Inc. will be held on Thursday, October ~~7,~~28, 2010, at 10:00 a.m. Pacific Daylight Time at 24 Corporate Plaza Drive, Newport Beach, California 92660.

A Notice of the meeting, a Proxy and Proxy Statement containing information about matters to be acted upon are enclosed.  In addition, our Annual Report for the fiscal year ended September 30, 2009, is enclosed and provides information regarding our financial results for the year.  Holders of common stock are entitled to vote at the Annual Meeting on the basis of one vote for each share held.  If you attend the Annual Meeting in October, you retain the right to vote in person even though you previously mailed the enclosed Proxy.

At the Annual Meeting, among other items, you will be asked to authorize MACC to issue common stock at a price below its current net asset value per share, and raise additional capital through ~~rights offerings or private placements, and to the issue~~the issuance of warrants, options or other rights to subscribe for or convert into common stock.  The terms of such securities to be authorized, including interest rates, dividends, conversion prices, voting rights, redemption prices, and similar matters will be determined by our Board of Directors.  You should review the current risks, financial statements and management’s discussion and analysis of financial condition and results of operations as provided in our 2009 Annual Report filed with the Securities and Exchange Commission on December 28, 2009 and also our subsequent periodic reports which are incorporated by reference herein.

Please also note that the form of Proxy, this Proxy Statement and our 2009 Annual Report are available at http://bnymellon.mobular.net/bnymellon/macc for your viewing.  You may access those proxy materials any time beginning ~~_____~~September ___, 2010.

It is important that your shares be represented at the meeting whether or not you are personally in attendance, and I urge you to review carefully the Proxy Statement and sign, date and return the enclosed Proxy at your earliest convenience.  I look forward to meeting you and, together with our Directors and Officers, reporting our activities and discussing our business and prospects.  I hope you will be present.

Very truly yours,

Michael W. Dunn
Chairman of the Board

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD OCTOBER ~~7,~~28, 2010

To the Shareholders of MACC Private Equities Inc.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of the Shareholders of MACC Private Equities Inc., a Delaware corporation (the “Company,” “MACC,” “we” or “us”), will be held on Thursday, October ~~7,~~28, 2010, 10:00 a.m. Pacific Daylight Time at 24 Corporate Plaza Drive, Newport Beach, California 92660, for the following purposes:

1.	To elect four directors to serve until the 2011 Annual Shareholders Meeting or until their respective successors shall be elected and qualified;
2.
To authorize us to conduct a reverse stock split of our common stock with one new share being issued for every three shares currently outstanding and to adopt conforming changes to our articles of incorporation (the “Articles”);

3.	To change our name to “MACC Equities Inc.” by amending our Articles to more appropriately reflect our intended investment strategy;
4.
To authorize us, with the approval of the Board, to sell or otherwise issue shares of our common stock at a price below its then-current net asset value per share, subject to certain limitations discussed below;

5.	~~To authorize us to raise additional capital through rights offerings or private placements of our securities; 6.~~
To authorize us to issue warrants, options or rights to subscribe for or convert into our common stock;
6.	To ratify the appointment of KPMG LLP as our independent auditors for our fiscal year ending September 30, 2010;
7.	To approve the Amended and Restated Investment Advisory Agreement (the “Amended Advisory Agreement”) between us and our investment adviser, Eudaimonia Asset Management, LLC (“EAM”);
8.	To approve the Amended and Restated Subadvisory Agreement (the “Amended Subadvisory Agreement”) among MACC, EAM and InvestAmerica Investment Advisors, Inc., (“IAIA”); and
9.	To transact such other business as may properly come before the meeting and any adjournment thereof.

Only holders of MACC’s common stock of record at the close of business on August 23, 2010, will be entitled to notice of, and to vote at, the meeting and any adjournment thereof.

By Order of the Board of Directors

Montie L. Weisenberger, Secretary

Your Officers and Directors desire that all shareholders be present or represented at the Annual Meeting.  Even if you plan to attend in person, please date, sign and return the enclosed proxy in the enclosed postage-prepaid envelope at your earliest convenience so that your shares may be voted.  If you do attend the meeting in October, you retain the right to vote even though you mailed the enclosed proxy.  The proxy must be signed by each registered holder exactly as the stock is registered.

PROXY STATEMENT
FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD OCTOBER ~~7,~~28, 2010

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (the “Board of Directors” or the “Board”) of MACC of proxies to be voted at the Annual Meeting of Shareholders to be held on October ~~7,~~28, 2010, or any adjournment thereof (the “2010 Annual Meeting”).  The date on which this Proxy Statement and the enclosed form of proxy are first being sent or given to shareholders of MACC is on or about ________, 2010.

PURPOSES OF THE MEETING

The 2010 Annual Meeting will be held for the purposes of:

(1)	electing four persons to serve as directors to serve until the 2011 Annual Shareholders Meeting or until their respective successors shall be elected and qualified

(2)	authorizing us to conduct a reverse stock split of our common stock;

(3)	authorizing us to change our name to “MACC Equities Inc.”;

(4)	authorizing us to sell or otherwise issues shares of common stock at a price below its then-current net asset value (“NAV”) per share, subject to certain limitations;

(5~~)~~	~~authorizing us to raise additional capital through rights offerings or private placements of our securities; (6~~)	authorizing us to issue warrants, options or rights to subscribe for or convert into our common stock;

(~~7~~6)	ratifying the appointment by the Board of KPMG LLP as our independent auditors for the fiscal year ending September 30, 2010 (“Fiscal Year 2010”);

(~~8~~7)	approve the Amended Advisory Agreement with EAM;

(~~9~~8)	approve the Amended Subadvisory Agreement among MACC, EAM and IAIA; and

(~~10~~9)	transacting such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors unanimously recommends that the shareholders vote FOR the election as directors of the persons named under ELECTION OF DIRECTORS, FOR the authorization to conduct a reverse stock split, FOR changing our name, FOR the authorization to sell or issue common stock below NAV, FOR ~~the authorization to raise additional capital through rights offerings or private placements of our securities, FOR~~ the authorization to issue warrants, options or rights to subscribe for or convert into our common stock, FOR the ratification of the appointment of KPMG LLP as independent auditors, FOR approval of the Amended Advisory Agreement, and FOR approval of the Amended Subadvisory Agreement

VOTING AT THE MEETING

The record date for MACC stockholders entitled to notice of, and to vote at, the 2010 Annual Meeting is the close of business on August 23, 2010 (the “Record Date”).  As of the Record Date, we had outstanding and entitled to vote at the 2010 Annual Meeting 2,464,621 shares of common stock.  The presence, in person or by proxy, of the holders of a majority of the shares of our common stock outstanding and entitled to vote at the 2010 Annual Meeting is necessary to constitute a quorum.  Abstentions and shares held by brokers, banks, other institutions and nominees that are voted on any matter at the 2010 Annual Meeting are included in determining the presence of a quorum for the transaction of business at the commencement of the 2010 Annual Meeting and on those matters for which the broker, nominee or fiduciary has authority to vote.  In deciding all questions, a shareholder shall be entitled to one vote, in person or by proxy, for each share of common stock held in the shareholder’s name at the close of business on the Record Date.

To be elected a Director, each nominee under PROPOSAL 1 must receive the favorable vote of the holders of a plurality of the shares of common stock entitled to vote and represented at the 2010 Annual Meeting.

In order to (i) authorize a reverse stock split under PROPOSAL 2, (ii) change our name to “MACC Equities Inc.” under PROPOSAL 3, ~~(iii) authorize us to raise additional capital through rights offerings or private placements of our securities under PROPOSAL 5, and (iv~~and (iii) ratify the appointment of KPMG LLP as our independent auditors for Fiscal Year 2010 under PROPOSAL ~~7,~~6, these proposals must receive the favorable vote of a majority of the outstanding shares of common stock entitled to vote at the 2010 Annual Meeting.

In order to (i) authorize us to sell or otherwise issue shares of common stock below NAV under PROPOSAL 4, (ii) approve the Amended Advisory Agreement under PROPOSAL ~~8,~~7, and (iii) approve the Amended Subadvisory Agreement under PROPOSAL ~~9,~~8, these proposals must receive the affirmative vote of a majority of our outstanding common stock as defined by the Investment Company Act of 1940, as amended (the “1940 Act”), which is the vote of the lesser of (a) 67% or more of the outstanding shares of our common stock present at the 2010 Annual Meeting or represented by proxy if the holders of more than 50% of our shares are present or represented by proxy or (b) more than 50% of our outstanding shares of common stock.  In addition, PROPOSAL 4 must receive the favorable vote of a majority of the outstanding shares which are not held by our “affiliated persons” (as that term is defined by the 1940 Act).

In order to authorize us to issue warrants, options or rights to subscribe for or convert into our common stock under PROPOSAL ~~6,~~5, the proposal must receive the favorable vote of a majority of the votes cast at the 2010 Annual Meeting.

Each proxy delivered to us, unless the shareholder otherwise specifies therein, will be voted:

➢	FOR the election as Directors of the persons named under ELECTION OF DIRECTORS—NOMINEES;
➢	FOR authorization to conduct a reverse stock split;
➢	FOR authorization to change our name to “MACC Equities Inc.”;
➢	FOR authorization to sell or issue common stock at a price below NAV;
~~➢~~	~~FOR authorization to raise additional capital through rights offerings or private placements of our securities;~~
➢	FOR authorization to issue warrants, options or rights to subscribe for or convert into our common stock
➢	FOR the ratification of the appointment by the Board of KPMG LLP as our independent auditors;
➢	FOR the approval of the Amended Advisory Agreement with EAM; and
➢	FOR the approval of the Amended Subadvisory Agreement with IAIA and EAM.

In each case where the shareholder has appropriately specified how the proxy is to be voted, it will be voted in accordance with this specification.  As to any other matter or business which may be brought before the meeting, a vote may be cast pursuant to the accompanying proxy in accordance with the judgment of the person or persons voting the same, but neither our management nor the Board of Directors knows of any such other matter or business.  Any shareholder has the power to revoke his proxy at any time insofar as it is then not exercised by giving notice of such revocation, either personally at the meeting or in writing, to Secretary, MACC Private Equities Inc., 2533 South Coast Highway 101, Suite 240, Cardiff-By-The-Sea, California 92007, or by the execution and delivery to us of a new proxy dated subsequent to the original proxy.

BACKGROUND FOR PROPOSALS 2-~~6~~5

At the 2008 Annual Meeting, our shareholders approved the appointment of EAM as our adviser to manage all investments we made with new capital raised after that time (the “New Portfolio”) while retaining IAIA, our long time investment adviser, to subadvise EAM respecting the assets we held at that time (the “Legacy Portfolio”).  The strategy we announced at that time was that we would, once we had assets available, seek to transition from investing in the types of illiquid debt and equity securities comprising our Legacy Portfolio, toward investing in EAM’s growth strategy for us, which included the following elements:

●
Making investments in small companies which may not have access to traditional means of financing through private investments in public equities (so-called “Pipes”) and registered direct offerings permissible for business development companies (“BDCs”) under the 1940 Act;

●	Investing up to a maximum of 30% of our total assets in equity positions of promising companies that are publicly-listed, with a focus on small- and micro-cap companies;
●	Investing on a limited basis (up to maximum of 10% of our total assets) in privately-held companies;
●	Recruiting directors with diverse and broad financial and business experience;
●	Undertaking an investor relations strategy to improve our market presence;
●
Diligently focusing on internal growth through capital appreciation while retaining income and capital gains, and obtaining additional equity capital to reduce fixed expenses per share, increase stockholder liquidity and maximize stockholder value; and

●	Retaining IAIA on a transitional basis as a subadviser to liquidate and maximize the value of the Legacy Portfolio.

At the 2008 Annual Meeting, our shareholders also approved the terms of a rights offering, among other strategies designed to increase our shareholder base, market interest in us, and our asset level.  Since that time, a number of factors have contributed to a decrease in our net asset value and our share price.  The U.S. capital markets entered into a period of disruption as evidenced by a lack of liquidity in the debt capital markets, significant write-offs in the financial services sector, the re-pricing of credit risk in the broadly syndicated credit market and the failure of major financial institutions.  These factors accelerated during the last half of 2008, and the number of investors sold assets because they had to repay debt or meet equity redemption requirements or other obligations increased significantly during the last half of 2008 and first half of 2009.  This created forced selling that negatively impacted valuations of debt securities (which comprises a majority of our Legacy Portfolio) in most markets.  The negative pressure on our Legacy Portfolio valuations contributed to significant unrealized write-downs of our debt investments.

Even though the underlying performance of a particular portfolio company may not indicate an impairment or its inability to repay all principal and interest in full, volatility in the debt capital markets may negatively impact the valuations of debt investments and result in unrealized write-downs of those debt investments. These unrealized write-downs, as well as unrealized write-downs based on the underlying performance of some of the Legacy Portfolio companies, negatively impact our stockholders’ equity.

The global financial crisis which began in late 2008 and continued through 2009, continues to result in slow economic growth in the U.S. and elsewhere, has severely impacted our share price along with a majority of most listed companies.  Because of our historically small size, limited shareholder base and limited trading volume, our stock price was hit particularly hard.  From the second quarter of our fiscal year ended September 2008 (“Fiscal Year 2008”) through the quarter ended June 30, 2010, our stock price has dropped from a high of $2.77 a share to a low of $0.54 a share—an 81% decline.  During the same period, our net asset value per share has dropped from $4.18 to $2.98—a 29% decline.

The steep decline in our share price lead the Nasdaq Capital Market (“Nasdaq”) to notify us on September 15, 2009 that we were not in compliance with Nasdaq Listing Rule 5550(a)(2) because our common stock did not maintain a minimum bid price of $1.00 per share for the preceding 30 consecutive business days.  Since the bid price of our common stock had not closed at $1.00 per share or more for a minimum of ten consecutive business days, the Nasdaq staff provided us written notification on March 16, 2010 that we had not complied with the rule, and accordingly our common stock is subject to delisting from the Nasdaq.  In accordance with Nasdaq rules, we filed an appeal of the delisting decision on March 23, 2010.  That appeal suspended the delisting.  We conducted our appeal on April 28, 2010, where presented a plan to regain compliance with the rule.  On May 14, 2010, we received a letter from Nasdaq informing us that the Nasdaq hearings panel (the “Panel”) had granted our request to remain listed on the Nasdaq Capital Market.  The Panel’s determination was subject to: (i) an understanding that on or about July 15, 2010, we would inform the Panel that we had filed a definitive proxy for our annual shareholder meeting that includes a proposal for a reverse stock split, and (ii) that on or before September 13, 2010, we must show a closing bid price of $1.00 or more for a minimum of ten prior consecutive trading days.  ~~Further, in order to comply with the terms of the granted exception, we must be able to demonstrate compliance with all requirements for continued listing on Nasdaq.~~

~~We have recently been further notified by Nasdaq that we are no longer in compliance with the listing requirement that the market value of our publicly-traded shares be worth at least $1,000,000.  According to the notification we received from Nasdaq on July 20, 2010, the value of our traded shares must be worth at least $1,000,000 for ten consecutive days prior to January 18, 2011, or our shares will be further subject to delisting at that time.  We did not file this Proxy Statement until after the July 15, 2010 date, so it is possible that the Panel could recommend our stock be delisted from Nasdaq before the September 13, 2010 deadline established by the Panel.~~

~~Should we be unable to meet the Panel’s conditions to the exception it granted us, the Panel may issue a final determination to delist our shares effective on the second business day from the date of the final determination.  No assurances can be given that we will be able to satisfy the deficiencies discussed above and that our stock will not be delisted.  If our stock is delisted, its trading market would be adversely affected, as price quotations may not be as readily obtainable, which would likely have a material adverse effect on the market price of our stock.  If we are delisted from Nasdaq, we would explore alternative means to provide a market for our stock, such as the “pink sheets.”~~

~~The Board believes the threat of delisting makes it even more imperative that we act to both raise additional capital and our share price as soon as possible.~~
On September 13, 2010 we were notified by Nasdaq that our stock failed to show a closing bid price of $1.00 or more for a minimum of ten prior consecutive trading days and that the Panel issued a final determination to delist our shares effective on September 15, 2010.

Currently our common stock has satisfied the quotation requirements to trade on the over-the-counter “pink sheets” bulletin board.  Beginning on September 15, 2010 our common stock has been quoted on the OTCQB marketplace under the ticker symbol “MACC.”  One goal of the strategy below is to provide capital to move to the premier over-the-counter marketplace, the OTCQX and eventually return to listing our shares on Nasdaq.  The OTCQX premier over-the-counter marketplace requires: $2 million in total assets, a minimum bid price of $0.10, annual revenues of $2 million, net tangible asets of $1 million, net income of $500,000 and the market value of listed securities to equal at least $5 million.  The upper tier of the OTCQX premier maintains the same listing requirements as Nasdaq including, among other things, the $1.00 minimum bid price.  Our initial goal is to move from the OTCQB to the OTCQX.  Our long term goal is to regain listing on Nasdaq.  The quotation of our common stock on the over-the-counter “pink sheets” bulletin board provides limited liquidity for our common stock and may negatively affect the price of our common stock.

As we have previously reported, our Board has explored a number of alternatives in the last two years to address these problems.  In an attempt to raise additional capital and achieve other stated goals, we prepared to make a rights offering by filing a registration statement with the Securities and Exchange Commission (“SEC”).  In conjunction with discussions with the SEC, the Board determined to withdraw that offering and submit to shareholders the items included in this Proxy prior to moving forward with a capital transaction.  While potential Legacy Portfolio disposition options have been investigated, the Board has not received any indication that the Legacy Portfolio could be sold for a value which is reasonable, as compared to the value of the Legacy Portfolio if held to intended maturities.  Proposing a plan of liquidation was another option available to the Board.  However, because of (i) the costs associated with maintaining our registration under the Securities Exchange Act of 1934 (the “1934 Act”) and our BDC election under the 1940 Act, (ii) the uncertainty as to whether those costs could be mitigated in any meaningful way under a plan of liquidation, and (iii) the number of years that would be required to realize acceptable gains on the Legacy Portfolio, the Board was not persuaded that presenting a plan of liquidation was in the best interests of MACC or its stockholders.  Furthermore, the Board strongly believes that MACC retains enterprise value as an established public issuer operating as a BDC.  The only thing missing is additional capital.  Stockholders should evaluate their continued investment in the Company based on the risks and uncertainties associated with the proposals in this Proxy.

As discussed above and elsewhere in prior reports, obtaining additional capital, even relatively small amounts, could increase our market recognition, reduce the per-share cost of our listed BDC status, and allow EAM to undertake its promising strategy for the New Portfolio.  Since 2008, EAM’s assets under management have increased from $77,956,496 to $78,792,559 as of June 30, 2010, all of which are invested in a strategy similar to what we propose for the New Portfolio.  The Board believes that obtaining additional capital through multiple methods proposed under PROPOSALS 2-~~6~~5 below can put MACC again on solid footing and provide a platform to execute on our new investment strategy.

PROPOSAL 1 ELECTION OF DIRECTORS

All Director nominees elected at the 2010 Annual Meeting will serve until the 2011 Annual Meeting of shareholders or until their respective successors shall be elected and qualified.  The persons named in the accompanying form of proxy intend to vote such proxy for the election of the nominees named below as Directors to serve until the next Annual Meeting of shareholders or until their respective successors shall be elected and qualified, unless otherwise properly indicated on such proxy.  If any nominee shall become unavailable for any reason, the persons named in the accompanying form of proxy are expected to consult with the Board of Directors in voting the shares represented by them at the 2010 Annual Meeting.  The Board of Directors has no reason to doubt the availability of any of the nominees and no reason to believe that any of the nominees will be unable or unwilling to serve the entire term for which election is sought.  Proxies may not be voted for more than the four Director nominees set forth below.  To be elected a Director, each nominee must receive the favorable vote of the holders of a plurality of the shares of common stock entitled to vote and represented at the 2010 Annual Meeting.  The names of the nominees, along with certain information concerning them, are provided below.

Nominees

~~In the tables below, “Interested Director” indicates the director nominee who does not meet the definition of “independent director” provided in the rules applicable to companies listed on the Nasdaq Capital Market.  Under Rule 5605(a)(2) of the Nasdaq listing rules (the “~~Nasdaq Rule~~”), an “independent director” is defined as a person other than an executive officer or employee of MACC or any other individual having a relationship which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.  For purposes of the Nasdaq Rule, “Family Member” means a person’s spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person’s home.  The following persons are not considered independent under the Nasdaq Rule:~~

~~•~~	~~a director who is, or at any time during the past three years was, employed by the Company;~~
~~•~~
~~a director who accepted or who has a Family Member who accepted any compensation from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:~~

~~(i)~~	~~compensation for board or board committee service;~~
~~(ii)~~	~~compensation paid to a Family Member who is an employee (other than an Executive Officer) of the Company; or~~
~~(iii)~~	~~benefits under a tax-qualified retirement plan, or non-discretionary compensation.~~

~~•~~	~~a director who is a Family Member of an individual who is, or at any time during the past three years was, employed by the company as an Executive Officer;~~
~~•~~
~~a director who is, or has a Family Member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than the following:~~

~~(i)~~	~~payments arising solely from investments in the Company’s securities; or~~
~~(ii)~~	~~payments under non-discretionary charitable contribution matching programs.~~

~~•~~
~~a director of the Company who is, or has a Family Member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of the Company serve on the compensation committee of such other entity; or~~

~~•~~
~~a director who is, or has a Family Member who is, a current partner of the Company’s outside auditor, or was a partner or employee of the Company’s outside auditor who worked on the Company’s audit at any time during any of the past three years.~~

The ~~Nasdaq Rule also provides that a director who is an~~Board of Directors consists of a majority of Directors who are not “interested ~~person” of the Company~~ persons” (as defined ~~under~~by Section 2(a)(19) of the 1940 Act~~, other than in his or her capacity as a member of the Board of Directors or a board committee, is not an “Independent Director.”  In contrast, “Independent Directors” do meet such qualification~~) of the Company, EAM, IAIA, or their affiliates.  The Director who is an interested person (as defined in the 1940 Act) is identified below.  The address for all Director nominees is 2533 South Coast Highway 101, Suite 240, Cardiff-By-The

Sea, California 92007.  None of the Director nominees serves as a director of any other company having a class of securities registered under the 1934 Act, or of any investment company registered under the 1940 Act.  Additionally, MACC consists of only one investment portfolio.

Interested Director:
Name and Age	Position(s) Held with the Corporation	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Gordon J. Roth, 56†	Director	Since 2000
CFO and Chief Operating Officer, Roth Capital Partners, LLC (independent investment banking firm specializing in small-cap companies), 2000-present; Chairman, Roth & Company, P.C. (public accounting firm located in Des Moines, Iowa), 1990-2000. Prior to that, Mr. Roth was a partner at Deloitte & Touche, a public accounting firm, in Des Moines.

† As a member of the Board of Managers of EAM, Mr. Roth is an “interested person,” as that term is defined in Section 2(a)(19) of the 1940 Act.

Independent Directors:
Name and Age	Position(s) Held with the Corporation	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Kevin J. Gadawski, 42	Director	Since January, 2010
President, NL Strategies, Inc. (a financial and strategic consulting firm), 2007-present; Owner and President of First Check Diagnostics, LLC (manufacturer of medical devices), 2004-2007;  COO and CFO, Worldwide Medical, 2002-2004; CFO, California Software, 2001-2002;  Prior to 2001, Mr. Gadawski was CFO at e-net Financial, a company providing mortgage services to both commercial and consumer markets.  Mr. Gadawski is a Certified Pubic Accountant and has a Bachelors of Science in Accounting from Northern Kentucky University.

James W. Eiler, 58	Director	Since January, 2008
Principal, Eiler Capital Advisors (Investment Banking), since 2007; Managing Director, First National Investment Bank (Investment Banking), 2007; Managing Partner, Cybus Capital Markets (Investment banking), 2004-2007; Senior Vice President, John Deere Credit (Agricultural Financial Services), 1999-2004.  Mr. Eiler holds an M.S. in Ag Economics and a B.S. in Ag Business from Iowa State University.

Michael W. Dunn, 61	Director	Since 1994	Director, MorAmerica (1994-2008); C.E.O. (since 1980), President and CEO and Director (since 1983), Farmers & Merchants Savings Bank of Manchester, Iowa.

Board of Directors Leadership Structure

We believe that the Board’s structure is appropriate for our operations as a BDC under the 1940 Act and having a class of securities registered under the 1934 Act and listed, in that its members possess an appropriate depth and breadth of experience relating to our investment program, in addition to having a supermajority of Independent Directors.  While our Interested Director plays a significant role in the Board’s oversight of our operations, the Chairman of the Board is an Independent Director, and the two Board Committees which directly oversee the most critical components of our corporate governance—the Audit Committee and the Corporate Governance / Nominating Committee—are made up entirely of Independent Directors.

 The primary risks we face in our business are overseen by our Board.  For example, while EAM and IAIA are primarily responsible for evaluating the credit worthiness of our portfolio companies, all of our investing activities are subject to the Board’s oversight.  Accordingly, EAM and IAIA share information about portfolio companies with the Board, and the Board provides input as to the merit of valuing the investment and making disposition determinations.  Furthermore, the Board’s Investment and Valuation Committee is directly charged with oversight of our portfolio and serves a primary role regarding the valuation of our investments.  Other risks we face relate to compliance.  Our Board is responsible for oversight of our compliance program and carries out that responsibility by monitoring compliance with our policies and reviewing periodic reports generated by our service providers as part of our compliance program.

Director Qualifications

The table below discusses the experiences, qualifications and skills of each of our Directors which led to the conclusion that they should serve as such.

Director	Experiences, Qualifications and Skills
Mr. Roth
Mr. Roth has served as a director since 2000.  As a certified public accountant, as Chairman of his own firm and prior to that as a partner at Deloitte & Touche, Mr. Roth was originally asked to join the Board to serve as the Audit Committee’s financial expert.   In his current position with RCP and throughout his service to us, Mr. Roth has helped the Board evaluate strategic options.    In addition, Mr. Roth has helped create our current strategy to change our investment focus.  Given his background as a CPA, his long Board service and his primary investment banking activities, Mr. Roth provides important skills to the Board as it moves forward with our new strategy.

Mr. Gadawski
Mr. Gadawski was recently recruited to serve on the Board to serve as a member of the Audit Committee and as that Committee’s financial expert.  In addition, Mr. Gadawski's career in smaller high growth companies will provide important insight as we begin our new investment strategy in mico-cap public companies.

Mr. Eiler
Mr. Eiler was asked to join the Board in 2007 due to his long career in financial services, including as CEO overseeing an extensive loan portfolio and as an investment banker.  Mr. Eiler’s extensive finance experience is important both to management of our Existing Portfolio and to our new investment strategy.

Mr. Dunn
Mr. Dunn has served as a Director since its inception and brings that experience to his continued service.  As the principal owner and CEO of a bank holding company and affiliates, Mr. Dunn brings the perspective of a highly-regulated financial industry to the Board and serves as its Chairman and the Chair of the Audit Committee.

Common stock Ownership of Directors

The following table represents, as of ~~July 15,~~September 20, 2010 and based upon the closing price as ~~reported by Nasdaq~~quoted on the OTCQB of $0.63 per common share on that date, the dollar range value of equity securities beneficially owned (as that term is defined in Rule 16a-1(a)(2) of the 1934 Act) by each Director.
Name of Independent Director	Dollar Range of Equity Securities in the Corporation	Aggregate Dollar Range of Equity Securities in all Funds in Fund Complex†
Michael W. Dunn	$10,001 - $50,000	$10,001 - $50,000
Kevin J. Gadawski	$0	$0
James W. Eiler	$1- $10,000	$1- $10,000

Name of Interested Director	Dollar Range of Equity Securities in the Corporation	Aggregate Dollar Range of Equity Securities in all Funds in Fund Complex†
Gordon J. Roth	$10,001- $50,000	$10,001- $50,000

†MACC consists of only one investment portfolio.

Section 16(a) Beneficial Ownership Reporting Compliance

Pursuant to Section 16(a) of the 1934 Act, our officers and directors and persons beneficially owning 10% or more of our common stock (collectively, “reporting persons”) must file reports on Forms 3, 4 and 5 regarding changes in their holdings of our equity securities with the SEC.  Based solely upon a review of copies of these reports sent to our Secretary and/or written representations from reporting persons that no Form 5 was required to be filed with respect to Fiscal Year 2009, we believe that all Forms 3, 4, and 5 required to be filed by all reporting persons have been properly and timely filed with the SEC.

Fiscal Year 2009 Meetings of the Board of Directors and Committees

The Audit Committee and the Corporate Governance/Nominating Committee operated during Fiscal Year 2009 to assist the Board of Directors in carrying out its duties.  During Fiscal Year 2009, eight meetings of the Board of Directors were held.  In addition, five meetings of the Audit Committee and two meetings of the Corporate Governance/Nominating Committee were held.  Each of the Directors who are nominated for election at the 2010 Annual Meeting attended at least 75% of the aggregate meetings of the Board of Directors and the meetings held by the committees of the Board of Directors on which each Director served during Fiscal Year 2009.  We strongly encourage our Directors to attend all annual meetings, and all then-acting Directors attended the 2009 Annual Meeting of shareholders.  As Kevin J. Gadawski was not yet serving as a Director at the time of the 2009 Annual Meeting, Mr. Gadawski was not in attendance.

Required Vote

To be elected a Director, each nominee must receive the favorable vote of the holders of a plurality of the shares of common stock entitled to vote and represented at the 2010 Annual Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE ELECTION AS DIRECTORS OF THE PERSONS NAMED UNDER “ELECTION OF DIRECTORS—NOMINEES” TO THEIR RESPECTIVE TERMS.

PROPOSAL 2 AUTHORIZE US TO CONDUCT A REVERSE STOCK SPLIT

Introduction

The Board has adopted a resolution approving and recommending shareholders approve an amendment to our Amended and Restated Certificate of Incorporation (the “Certificate”) which would effect a reverse stock split of our issued and outstanding common stock at a ratio of 1 to 3.  The primary purpose in proposing the reverse stock split is to raise the ~~per-share~~ trading price of our common stock to better enable us to ~~maintain~~move to the OTCQX over-the-counter market and eventually regain the listing of our common stock on the Nasdaq, as discussed above.  ~~If our stock is no longer listed on Nasdaq, a higher per share net asset value and stock price will help us return to Nasdaq listing in the future.~~  A higher net asset value and stock price will also put our share price in a more customary range, as further discussed below.  If it is approved by the shareholders, the reverse stock split will be accomplished by the filing of an amendment to the Certificate with the Secretary of State of the State of Delaware. The Board reserves the right to abandon the reverse stock split or to delay the reverse stock split for up to six months after the 2010 Annual Meeting if it determines that it is in the best interests of MACC and its shareholders to do so.

If our stockholders grant the Board the authority to effect a reverse stock split, we would file a Certificate of Amendment to the Certificate, with the Delaware Secretary of State to effect the proposed reverse stock split, in substantially the form attached to this proxy statement as Appendix A, the text of which may be altered for any changes required by the Delaware Secretary of State and changes deemed necessary or advisable by the Board of Directors. Our Board of Directors has approved and declared advisable the proposed Certificate of Amendment.  The following discussion contains all material considerations shareholders should consider when voting on this proposal, but the discussion is qualified by the full text of the proposed amendment to the Certificate, which is hereby incorporated by reference.  If the proposed reverse stock split is implemented, then the number of issued and outstanding shares of our Common Stock would be reduced by two-thirds.  Each shareholder will hold the same percentage of common stock outstanding immediately following the reverse stock split as that shareholder held immediately before the reverse stock split.

Purposes of the Reverse Stock Split

The Board’s primary objective in proposing the reverse stock split is to raise the per share trading price of our common stock to ~~better~~ enable us to ~~maintain~~move to the OTCQX over-the-counter market and eventually regain the listing of our common stock on the Nasdaq~~.  As~~, as discussed above under “Background for Proposals 2-~~6,” we were required to inform the Panel that we had filed a proxy statement proposing a reverse stock split in a ratio sufficient to meet the $1.00 per share requirement for continued listing, and on or before September 13, 2010, we are required to evidence a closing bid price of $1.00 or more for a minimum of ten prior consecutive trading days.  Because of delays in commencing our previously planned rights offering, we were unable to meet the first condition imposed by the Panel, and if we are unable to meet the $1.00 bid price exception requirement, the Panel will issue a final determination to delist and suspend trading of our common stock.~~5.”  While implementing a reverse stock split at this point will not assist in curing ~~the current listing deficiencies on the Nasdaq described above~~our delisting from Nasdaq, the Board nonetheless is seeking stockholder approval of the stock split to enable the Board with an additional tool to ~~employ~~deploy to increase our stock price in any event.

An increase in the per-share trading value of our common stock would be beneficial because it would:

●	improve the perception of our common stock as an investment security;
●	return our stock price to a higher trading level after an extended period of inadequate performance;
●	appeal to a broader range of investors to generate greater investor interest in us; and
●
reduce stockholder transaction costs because investors would pay lower commission to trade a fixed dollar amount of our stock if our stock price were higher than they would if our stock price were lower.

A decrease in the number of issued and outstanding shares of our commons stock would be beneficial for MACC because by doing so, we will have more shares available for future issuances under the proposals we seek approval for below.

You should consider that, although our Board believes that a reverse stock split will in fact increase the price of our common stock, in many cases, because of variables outside of a company’s control (such as market volatility, investor response to the news of a proposed reverse stock split and the general economic environment), the market price of a company’s shares may in fact decline in value after a reverse stock split.  ~~In MACC’s case, we could be delisted from Nasdaq in any event if we do not meet the Panel’s conditions within the times discussed above.~~ You should also keep in mind that the implementation of a reverse stock split will not have an effect on the actual or intrinsic value of our business or a stockholder’s proportional ownership in MACC.  However, should the overall value of our common stock decline after the proposed reverse stock split, then the actual or intrinsic value of the shares of our common stock held by you will also proportionately decrease as a result of the overall decline in value.

~~If our stock is delisted from Nasdaq, we may seek to have our common stock traded on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient and liquid than the Nasdaq.~~

Risks Associated with the Reverse Stock Split

We cannot assure you that the proposed reverse stock split, if implemented, will have the desired effect of raising the price of our common stock over the long term. The history of similar stock split combinations for companies in like circumstances is varied.  There is no assurance that the trading price per share of common stock after the reverse stock split would rise in proportion to the reduction in the number of pre-split shares outstanding before the reverse stock split; and the market price per post-split share would either meet, exceed or remain in excess of the $1.00 minimum bid price as required ~~by Nasdaq or that we would otherwise meet the requirements for continued listing on~~to eventually regain our listing with Nasdaq.  Furthermore, it is possible that the marketplace could negatively view the reverse stock split itself and therefore negate any potential share price increase.

The market price of our common stock would also be based on our performance and other factors, some of which are unrelated to the number of shares outstanding. If the proposed reverse stock split is consummated and the trading price of our common stock declines, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of the reverse stock split. Furthermore, the liquidity of our common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Potential Effects of Reverse Stock Split

Immediate Effects

The immediate effect of a reverse stock split would be to reduce the number of shares of our common stock outstanding and a likely increase in the trading price of our common stock.  However, we cannot predict the effect of any reverse stock split upon the market price of our common stock over an extended period, and in many cases, the market value of a company’s stock following a reverse stock split declines. We cannot assure you that the trading price of our common stock after the reverse stock split will rise in inverse proportion to the reduction in the number of shares of our common stock outstanding as a result of the reverse stock split. Also, we cannot assure you that a reverse stock split would lead to a sustained increase in the trading price of our common stock.  The trading price of our common stock may change due to a variety of other factors, including our operating results and other factors related to our business and general market conditions.

 The resulting decrease in the number of shares of our common stock outstanding could potentially adversely affect the liquidity of our common stock, especially in the case of larger block trades.

Effects on Ownership by Individual Stockholders

If we implement a reverse stock split, the number of shares of our common stock held by each stockholder would be reduced by dividing the number of shares held immediately before the reverse stock split by three and then rounding up to the nearest whole share.  We will round up to a whole number of shares in lieu of any fractional interest in a share to which each stockholder would otherwise be entitled as a result of the reverse stock split, as described in further detail below.  The reverse stock split would not affect any stockholder’s percentage ownership interest in MACC or proportionate voting power.

Other Effects on Outstanding Shares

If we implement a reverse stock split, the rights pertaining to the outstanding shares of our common stock would be unchanged after the reverse stock split.  Each share of our common stock issued following the reverse stock split would be fully paid and nonassessable.  The reverse stock split would result in some stockholders owning “odd-lots” of less than 100 shares.  Brokerage commissions and other costs of transactions in odd-lots are generally higher than the costs of transactions in “round-lots” of even multiples of 100 shares.

Effect on registration under the 1934 Act

Our common stock is currently registered under Section 12(b) of the 1934 Act, and we are subject to the periodic reporting and other requirements of the 1934 Act. The proposed reverse stock split will not affect the registration of our stock under the 1934 Act because we must remain registered under the 1934 Act to maintain our BDC election.  If the proposed reverse stock split is implemented, we currently expect that our common stock will continue to be traded on the ~~Nasdaq~~OTCQB under the symbol “MACC,” ~~provided that we meet the continued listing requirements as discussed above (although Nasdaq would likely add the letter “D” to the end of the trading symbol for a period of 20 trading days to indicate that the reverse stock split has occurred).~~with the potential to be quoted on the OTCQX, the premier over-the-counter market, as discussed above under “Background for Proposals  2-5.”

Effect on authorized and outstanding Shares

The reverse stock split would affect all issued and outstanding shares of common stock.  We will not change the number of shares of common stock currently authorized.  However, upon the effectiveness of the reverse stock split, the number of authorized shares of common stock that are not issued or outstanding would increase due to the reduction in the number of shares of common stock issued and outstanding as a result of the reverse stock split.

Currently, we are authorized to issue up to a total of 10,000,000 shares of common stock, of which 2,464,621 shares were outstanding as of July 15, 2010. Immediately following the effectiveness of the proposed amendment to our Certificate, the total authorized number of shares of common stock would be 821,541.  The following table contains approximate information relating to the common stock under a proposed reverse stock split ratio of one for three (1:3), without giving effect to any adjustments for rounding up to the nearest whole share, as of July 15, 2010:

Shares of Common Stock	Pre-Reverse Split	Post Reverse Split
Outstanding	2,464,621	821,541
Reserved for future issuance	7,535,379	9,178,459

Effect on MACC

We expect our business and operations to continue as they are currently being conducted and the reverse stock split is not anticipated to have any effect upon the conduct of our business.  Because we are electing to round up when less than a whole share results from the reverse split of three shares to one, we will not pay any consideration to cash out fractional shares.  We expect to incur expenses of approximately $35,000 to effect the reverse stock split.

Accounting effects

Net earnings/loss per share and book value per share will be increased as a result of the reverse stock split because there will be fewer shares of common stock outstanding. Appropriate adjustments will be made to the shareholders equity account on our balance sheet to reflect the decrease in issued and outstanding shares and the increase in par value per share.  The par value of our common stock will change to $0.03 per share after the reverse stock split.  Also, our capital account would remain unchanged, and we do not anticipate that any other accounting consequences would arise as a result of the reverse stock split.

Procedure for Effecting the Proposed Stock Split and Exchange of Stock Certificates

If stockholders approve the proposal, we will file with the Delaware Secretary of State a Certificate of Amendment to our Certificate.  The reverse stock split will become effective at the time and on the date of filing of, or at such later time as is specified in, the Certificate of Amendment, which we refer to as the “effective time” and “effective date,” respectively.  Beginning at the effective time, each certificate representing shares will be deemed for all corporate purposes to evidence ownership of the number of whole shares into which the shares previously represented by the certificate were combined pursuant to the reverse stock split.

Upon the reverse stock split, we intend to treat stockholders holding our common stock in “street name,” through a bank, broker or other nominee, in the same manner as registered stockholders whose shares are registered in their names.  Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding our common stock in “street name.” However, these banks, brokers or other nominees may have different procedures than registered stockholders for processing the reverse stock split.  If you hold your shares with a bank, broker or other nominee and if you have any questions in this regard, we encourage you to contact your nominee.

Following the reverse stock split, stockholders holding physical certificates must exchange those certificates, will have their new shares deposited as book entry shares and will receive a statement reflecting their new  registered shareholder account balance. As noted above, in lieu of issuing fractional shares, the Company will round up in the event the stockholder would be entitled to receive less that one share of Common Stock as a result of the reverse stock split.  Our transfer agent will advise registered stockholders of the procedures to be followed to exchange certificates in a letter of transmittal to be sent to stockholders.  Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) until requested to do so.

Fractional Shares
We will not issue fractional shares in connection with the reverse stock split.  Instead, any fractional share resulting from the reverse stock split because the stockholder owns a number of shares not evenly divisible by three will instead be rounded up to the next whole share number.
No Appraisal Rights

No appraisal rights are available under the Delaware General Corporation Law or under our Certificate, or by-laws with respect to the reverse stock split.  There may exist other rights or actions under state law for stockholders who are aggrieved by reverse stock splits generally.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split
The following is a summary of the material U.S. federal income tax consequences of the reverse stock split to holders of our shares.  This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date of this document, all of which may be subject to change, possibly with retroactive effect.  This summary only addresses holders who hold their shares as capital assets within the meaning of the Code and does not address all aspects of U.S. federal income taxation that may be relevant to holders subject to special tax treatment, such as financial institutions, dealers in securities, insurance companies, foreign persons and tax-exempt entities. In addition, this summary does not consider the effects of any applicable state, local, foreign or other tax laws.
We have not sought and will not seek any ruling from the Internal Revenue Service (“IRS”), or an opinion from counsel with respect to the U.S. federal income tax consequences discussed below. There can be no assurance that the tax consequences discussed below would be accepted by the IRS or a court. The tax treatment of the reverse stock split to holders may vary depending upon a holder’s particular facts and circumstances.

We urge holders to consult with their own tax advisors as to any U.S. federal, state, local or foreign tax consequences applicable to them that could result from the reverse stock split.

The receipt of common stock in the reverse stock split should not result in any taxable gain or loss to a holder for U.S. federal income tax purposes. The aggregate tax basis of the common stock received by a holder as a result of the reverse stock split will be equal to the aggregate basis of the existing common stock exchanged for such stock.  A holder’s holding period for the common stock received in the reverse stock split will include the holding period of the common stock exchanged therefor.
Board of Directors Discretion

Although the Board of Directors requests shareholder approval of the proposed amendment to the Certificate, the Board reserves the authority to decide, in its discretion, to abandon or delay the reverse stock split after such vote and before the effectiveness of the reverse stock split. For example, the Board may decide in its discretion to abandon or delay the reverse stock split if we achieve compliance with the Nasdaq ~~continued~~ listing requirements~~.~~ as discussed above under “Background for Proposals 2-5.”  If the Board does not effect the reverse stock split within six months after the 2010 Annual Meeting, another shareholder approval would be required to implement any subsequent reverse stock split.

No Dissenters’ Rights

The holders of shares of our common stock will have no dissenters’ rights of appraisal under Delaware law, the Certificate or the Amended and Restated Bylaws with respect to the proposed amendment to the Certificate to accomplish the reverse stock split.

Approval Required

In order to authorize the reverse stock split of our common stock, the proposal to amend our Certificate to accomplish a reverse stock split of our common stock must receive the favorable vote of a majority of the shares entitled to vote and represented at the 2010 Annual Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE AUTHORIZATION OF MACC TO CONDUCT A REVERSE STOCK SPLIT.

PROPOSAL 3 AUTHORIZE US TO CHANGE OUR NAME TO “MACC EQUITIES INC.”

As described above under “Background for Proposals 2-~~6~~5” and in prior proxy statements, we intend, upon raising additional assets, to execute on EAM’s investment strategy for the New Portfolio and seek capital appreciation by making direct equity investments in small public companies that are eligible for BDC investment. These investments will be in small- and micro-cap growth companies benefiting from positive fundamental change.  These investments will primarily be in the form of public investment of private equity and registered direct offerings. We also intend to invest in small- and micro-cap growth companies that are listed and will be purchased on the national exchanges.

In light of this move away from holding primarily debt and equity securities of non-listed companies, and the 1940 Act requirement that an investment company’s name not imply that the investment company’s focus is something different than its name, the Board of Directors and management have recommended that we change our name and remove “Private” from “MACC Private Equities.”  We believe the new name “MACC Equities Inc.” would better reflect our new and more diversified strategy of investment while retaining reference to our existing name.  If authorized by the shareholders, we will effect this name change by amendment to the Certificate.

In order to authorize MACC to change its name, this proposal must receive the favorable vote of a majority of the shares entitled to vote and represented at the 2010 Annual Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE TO AUTHORIZE US TO CHANGE OUR NAME TO “MACC EQUITIES INC.”

PROPOSAL 4 AUTHORIZE MACC TO SELL ITS COMMON STOCK AT A PRICE BELOW ITS THEN CURRENT NET ASSET VALUE PER SHARE

Introduction

MACC is a closed-end investment company that has elected to be regulated as a BDC under the 1940 Act. As a BDC, we are generally prohibited from issuing our common stock at a price below NAV unless we meet certain conditions, including obtaining stockholder approval.  Accordingly, we are seeking stockholder approval so that we may, in one or more public or private offerings of our common stock which approximate the then-current market value of our stock (which could be made in conjunction with the types of offerings authorized by our stockholders under ~~PROPOSALS~~PROPOSAL 5 ~~and 6~~ below), issue shares of common stock, at a price below the then current NAV, subject to the conditions contained in this proposal.  If approved, the authorization would be effective for securities issued during a period beginning on the date of such stockholder approval and expiring on the earlier of the anniversary of the date of the 2010 Annual Meeting or the date of our 2011 Annual Meeting.  Pursuant to our bylaws, MACC’s annual shareholder meetings have traditionally been held in February of each year, so it is likely the authorization would expire in the first calendar quarter of 2011.

        Our Board of Directors, including a majority of the board of directors who have no financial interest in this proposal and a majority of the Independent Directors, has approved this proposal as in the best interests of MACC and its stockholders and recommends it to the stockholders for their approval.  Upon obtaining the requisite stockholder approval, we will comply with the conditions described below in connection with any financing undertaken pursuant to this proposal.  See below for a discussion of the risks of dilution.

Trading History

        ~~The~~Although MACC is no longer traded on Nasdaq, the following table provides, for each fiscal quarter during the last three fiscal years and the first three quarters of Fiscal Year 2010, the NAV per share of our common stock as previously traded on Nasdaq, the range of high and low closing sales prices of our common stock as reported on the Nasdaq and the closing sales price as a percentage of NAV.  On ~~July 15,~~September 20, 2010, the last reported closing sales price of our common stock on the ~~Nasdaq~~OTCQB was $~~0.53~~0.63 per share, which represented a discount of approximately ~~82~~79% to the unaudited NAV per share reported by us as of June 30, 2010.

			High Closing Sales Price Information			Low Closing Sales Price Information
	NAV (1)		Sales Price	% of NAV(2)	% Discount to NAV	Sales Price	% of NAV(2)	% Discount to NAV
Fiscal Year 2007
First Quarter		$4.83	$6.69	139%	--	$1.23	25%	75%
Second Quarter		$4.71	$2.73	58%	42%	$1.85	39%	61%
Third Quarter		$4.91	$2.67	54%	46%	$2.00	41%	59%
Fourth Quarter		$4.67	$2.50	54%	46%	$1.86	40%	60%
Fiscal Year 2008
First Quarter		$4.36	$4.20	96%	4%	$2.05	47%	53%
Second Quarter		$4.18	$2.77	66%	34%	$1.42	34%	66%
Third Quarter		$4.39	$2.40	55%	45%	$1.70	39%	61%
Fourth Quarter		$4.23	$2.16	51%	49%	$1.20	28%	72%
Fiscal Year 2009
First Quarter		$4.31	$1.46	34%	66%	$0.50	12%	88%
Second Quarter		$3.75	$0.84	22%	78%	$0.52	14%	86%
Third Quarter		$3.27	$1.74	53%	47%	$0.40	12%	88%
Fourth Quarter		$3.17	$1.15	36%	64%	$0.65	21%	79%
Fiscal Year 2010
First Quarter		$2.97	$0.96	32%	68%	$0.40	13%	87%
Second Quarter		$2.72	$0.90	33%	69%	$0.52	19%	81%
Third Quarter (ended June 30, 2010)	$	~~2.98~~2.96	$0.77	26%	74%	$0.54	18%	82%

(1) NAV is determined as of the last day in the relevant quarter and therefore may not reflect NAV on the date of the high and low closing sales prices. The NAVs shown are based on outstanding shares at the end of the relevant quarter.

(2) Calculated as the respective high or low closing sales price, divided by NAV.

        Our common stock has historically traded below its NAV. It is not possible to predict whether our common stock will trade at, above or below NAV in the future.  Under this PROPOSAL 4, we will not sell any of our common stock at a discount to NAV of greater than 60%.  Similarly, upon shareholder approval of PROPOSALS 4~~-6,~~ and 5, we may issue our common stock below NAV in conjunction with a rights offering, a private placement, or the issuance of warrants or options, but in any event would not issue our common stock or rights or warrants to subscribe for or convert into shares of our common stock at a discount greater than 60% of NAV.

Reasons for Seeking Authorization

  The market disruption described above under “Background for Proposals 2-~~6~~5” led to significant stock market volatility, particularly with respect to the stock of financial services companies, including MACC.  During times of increased price volatility, our common stock may trade with more volatility and below its NAV, which is not uncommon for BDCs.  However, the market conditions also have created, and we believe will continue to create, favorable opportunities to commence our New Portfolio strategy by investing, including opportunities that, all else being equal, may increase NAV over the longer-term, even if financed with the issuance of common stock below NAV.  Stockholder approval of the proposal to sell our common stock below NAV, subject to the conditions set forth in this proposal, would provide us with the flexibility to invest in such opportunities.

        The Board believes that having the flexibility to issue common stock below NAV in certain instances is in the best interests of MACC and its stockholders.  This would provide added financial flexibility to pursue attractive investment opportunities.  As described above under “Background for Proposals 2-~~6,~~5,” we need to raise capital in an efficient manner in order to commence our new investment strategy, reduce per-share operating expenses, and enhance market recognition of our outstanding stock.

Conditions to Sales Below NAV

The terms of any sale of common stock below NAV will be determined by the Board at the time of issuance and the stock will not include preemptive rights.  While we have no commitments from any party at this time, we project that we could, depending on market and other conditions, undertake ~~two types of~~ offerings pursuant to this stockholder authorization.  The first would be a private placement of our common stock to one or more purchasers in the amount of $~~3,000,000, if approved by the shareholders and discussed below under PROPOSAL 5.~~3,000,000.  Thereafter, we may undertake a private or public registered offering of our common stock in an amount of $10,000,000.  Roth Capital Partners, LLC (“RCP”) could serve as either an underwriter or placement agent in such an offering, and is partially controlled by one of our directors, Gordon Roth.  Gordon Roth holds 5.535% of the outstanding stock of CR Financial Holdings, Inc. (“CRFH”).  CRFH owns 100% of RCP and also holds a 49% equity interest in our investment adviser, EAM.  Additionally, Gordon Roth is also a member of the Board of Managers of EAM.  CRFH would indirectly benefit from increasing our assets, because it would increase the advisory fees we pay EAM, and RCP would directly benefit from serving as an underwriter or placement agent for our public offering.  As such, director Gordon Roth is not an Independent Director.  Our Independent Directors will only approve such a transaction if the price per share is sufficient to be in MACC’s and its stockholders’ best interests.  A change in control of ownership of MACC may occur if RCP or Mr. Roth purchase our common stock under such offerings and hold more than 25% of our common stock.

It is possible that we may register the sale of our common stock below NAV on a delayed or continuous basis under a “shelf” registration statement.  We will not ~~sale~~sell shares under a shelf registration statement if the cumulative dilution to our NAV per share from such offerings exceeds 15%.  This limitation would be measured separately for each offering pursuant to a registration statement by calculating the percentage dilution or accretion to aggregate NAV from that offering and then summing the percentage from each offering.  To the extent we issue common stock below NAV in a private placement ~~(upon shareholder approval of PROPOSAL 5)~~, no such dilution to NAV limitation would apply and shareholders would not be protected by such limitations.    However, a shelf registration is estimated to cost $75,000 for preparation and offering expenses, such as underwriting, professional and other fees and such ~~a cost~~costs will dilute the NAV of our common stock.  Moreover, we will not ~~sale~~sell shares under a shelf registration statement if ~~our auditors’ evaluation our financial condition has been deemed a going concern.~~  the report of our independent registered public accounting firm expresses substantial doubt about our ability to continue to operate as a going concern.

~~In addition, if~~If PROPOSAL ~~6~~5 below is approved, we may issue warrants, options or rights to subscribe for or convert into our common stock (subject to the conditions of that proposal).  If this PROPOSAL 4 is approved, such warrants, options or rights could authorize their holders to acquire our common stock below its NAV per share (subject to the conditions of this proposal).

Other than the foregoing, we have no immediate plans to issue any common stock, and therefore it is impracticable to describe any other transaction or transactions in which such shares of common stock would be issued.  Instead, any transaction where we issue such common stock, including the nature and amount of consideration that we would receive at the time of issuance and the use of any such consideration, will be reviewed and approved by the Board of Directors at the time of issuance.  If this proposal is approved, no further authorization from the stockholders will be solicited prior to any such issuance in accordance with the terms of this proposal.  If approved, the authorization would be effective for securities issued during a period beginning on the date of such stockholder approval and expiring on the earlier of the one year anniversary of the date of the 2010 Annual Meeting and the date of our 2011 Annual Meeting of Stockholders.  MACC has traditionally held its annual shareholders’ meeting in February of each year.

If stockholders approve this proposal, we will only issue shares of our common stock at a price below NAV under this proposal if the following conditions are met:

●
A majority of our Independent Directors and a majority of our Directors who have no financial interest in the proposed transaction (for these purposes, Directors will not be deemed to have a financial interest solely by reason of their ownership of our common stock) (a “Required Majority”) have determined that any such sale would be in the best interests of MACC and its stockholders; and

●
A Required Majority, in consultation with the underwriter or underwriters of the offering if it is to be underwritten, have determined in good faith, and as of a time immediately prior to the first solicitation by or on behalf of us of firm commitments to purchase such common stock or immediately prior to the issuance of such common stock, that the price at which such shares of common stock are to be sold is not less than a price which closely approximates the market value of those shares of common stock, less any distributing commission or discount; and

●	The sale price of our common stock is at a price that is at least equal to 40% of our NAV (equal to a discount to NAV of no greater than 60%); and

●	If sold under a shelf registration statement, the cumulative dilution to our NAV per share from such offerings does not exceed 15%.

Key Stockholder Considerations

        Before voting on this proposal or giving proxies with regard to this matter, stockholders should consider the potentially dilutive effect of the issuance of our common stock at a price that is less than NAV and the expenses associated with such issuance.  Any sale of common stock at a price below NAV would result in an immediate dilution to existing common stockholders who do not participate in such sale on at least a pro-rata basis.  This dilution would include reduction in NAV as a result of the issuance of shares at a price below NAV and a proportionately greater decrease in a stockholder’s interest in our earnings and assets and voting interest in MACC than the increase in our assets resulting from such issuance. Additionally, our common stock has historically traded at a price below NAV, and stockholders should evaluate the impact on the market price of our common stock if we issue new shares below NAV.  Finally, the costs we incur to effect either a private or public sale of our stock would be borne by our common stockholders and  would have a dilutive effect on our NAV.

Example of dilutive effect

      As of June 30, 2010, we had (unaudited) $12,047,075 in total assets and (unaudited) $4,741,074 in total liabilities, resulting in an unaudited NAV of $7,306,001, or $2.96 per share.  Assuming PROPOSAL 2 is authorized and effected, we will have 821,541 total shares of common stock outstanding, which would yield an unaudited NAV of $8.89 per share.  As indicated above, we will not sell our common stock in an offering pursuant to authority granted us under this PROPOSAL 4 at a discount to NAV greater than 60%.  In this example, we assume the sale price of $3.56 per share, or 40% of the NAV per share after implementing the 3 to 1 reverse stock split.

The following tables illustrate the reduction to NAV and the dilution experienced by Stockholder A if, for example, we (i) first raised $3,000,000 through the sale of a ~~notional~~ 842,697 shares of common stock at $3.56 per share in a  private placement ~~pursuant to authority granted under PROPOSAL 5~~ (the “Private Placement”)~~,~~ and then (ii) raised $10,000,000 through the sale of ~~a notional~~ 2,808,989 shares of common stock at $3.56 per share in a registered public offering (the “Public Offering,” together with the Private Placement, the “Offerings”).  Both Offerings would be pursuant to the authority to sell below NAV—and subject to the limitation that we not sell at a discount to NAV exceeding 60%—under this PROPOSAL 4.

For purposes of these examples, we are speculating that the market price per share will increase as a result of the function of the reverse stock split in proportion to the split, but remain below NAV per share.  It is possible that at the time of any such stock sale, the market price of our common stock could be higher or lower.  To the extent the market price is higher, stockholders would experience less dilution than is presented in the tables below in order for us to issue $13,000,000 of our common stock in the Offerings.  Conversely, if our market price were higher at the time of the sales, stockholders would experience less dilution than is presented below.  In these examples, we are also assuming offering expenses, such as underwriting, professional and other fees, would be approximately 9% of the gross proceeds from Offerings, resulting in net proceeds of $11,830,000 for both offerings.  Such offering expenses could be more or less than such estimate.

Private Placement:

	Prior to Sale Below NAV	New Shares Issued	Following Sale Below NAV†	Percentage Change
Reduction to NAV
Total Shares Outstanding	821,541	842,697	1,664,238	203%
NAV per share	$8.89	$3.24	$6.06	-31.8%
Dilution to Stockholder A
Shares Held by Stockholder A	10,000	--	10,000~~†~~±	0%
Percentage Held by Stockholder A	1.22%	--	0.6%	-49.2%
Total ~~Interest~~Pro Rata ownership of Stockholder A	$88,900	$--	$60,600	-31.8%

† In addition to the dilution of NAV resulting from the Offerings, shareholders should consider that such offerings may reduce the market price of our common stock.

± Assumes that Stockholder A does not purchase additional shares in the Private Placement of shares below NAV.

Public Offering:

	Prior to Sale Below NAV	New Shares Issued	Following Sale Below NAV†	Percentage Change
Reduction to NAV
Total Shares Outstanding	1,664,238	2,808,989	4,473,227	269%
NAV per share	$6.06	$3.24	$4.29	-29.2%
Dilution to Stockholder A
Shares Held by Stockholder A	10,000†	--	10,000~~†~~±	0%
Percentage Held by Stockholder A	0.6%	--	0.22%	-63.3%
Total ~~Interest~~Pro Rata ownership of Stockholder A	$60,600	$--	$42,900	-29.2%

† ~~Assumes that Stockholder A does not purchase additional shares in the Public Offering of shares below NAV.~~ In addition to the dilution of NAV resulting from the Offerings, shareholders should consider that such offerings may reduce the market price of our common stock.

± Assumes that Stockholder A does not purchase additional shares in the Private Placement of shares below NAV.

The 1940 Act establishes a connection between common stock sale price and NAV because, when stock is sold or otherwise issued at a sale price below NAV, the resulting increase in the number of outstanding shares is not accompanied by a proportionate increase in the net assets of the issuer.  The Board will consider the potential dilutive effect of the issuance of shares at a price below NAV when considering whether to authorize any such issuance pursuant to the stockholder approval being sought here. While our NAV per share would likely be diluted if we conducted either of the Offerings, the Board’s intent in conducting the Offerings would be to increase our assets and our share price (although a favorable impact on our market price cannot be assured).

Stockholders should also consider that they will have no subscription, preferential or preemptive rights to additional shares of the common stock proposed to be authorized for issuance pursuant to this proposal, and thus any future issuance of common stock at a price below NAV will dilute each stockholder’s holdings of common stock as a percentage of shares outstanding to the extent each such stockholder does not purchase sufficient shares in the offering or otherwise to maintain their percentage interest.  Further, if current stockholders do not purchase any shares to maintain their percentage interest, regardless of whether such offering is above or below the then current NAV, their voting power will be diluted. Stockholders should evaluate continuation of their investment in the Company based on the risks and uncertainties associated with any future issuance of common stock at a price below NAV.

The affirmative vote of the lesser of (i) 67% or more of the outstanding shares of our common stock present at the 2010 Annual Meeting or represented by proxy if the holders of more than 50% of our shares are present or represented by proxy or (ii) more than 50% of our outstanding shares of common stock, is required to approve this proposal.  This proposal must also receive the affirmative vote of the lesser of (i) 67% or more of the outstanding shares of our common stock not held by affiliates present at the 2010 Annual Meeting or represented by proxy if the holders of more than 50% of such shares are present or represented by proxy or (ii) more than 50% of our outstanding shares of common stock not held by affiliates.  Abstentions and broker non-votes will have the effect of a vote against this proposal.

As discussed above, the Board may undertake any transaction only if the price per share is at least equal to market value.  The Board believes that obtaining additional capital through multiple methods proposed as outlined in this Proxy can put MACC again on solid footing and provide a platform to execute on our new investment strategy.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE TO AUTHORIZE MACC TO SELL ITS COMMON STOCK AT A PRICE BELOW ITS THEN CURRENT NET ASSET VALUE PER SHARE, SUBJECT TO THE CONDITIONS CONTAINED IN THE PROPOSAL.

PROPOSAL 5 AUTHORIZATION TO ~~RAISE ADDITIONAL CAPITAL THROUGH~~ISSUE WARRANTS, OPTIONS OR RIGHTS TO SUBSCRIBE FOR ~~RIGHTS OFFERINGS OR PRIVATE PLACEMENTS~~OR CONVERT INTO MACC’S COMMON STOCK

As discussed above under “Background for Proposals 2-~~6,~~5,” our Board believes that we need the capability to raise additional capital to commence our new investment strategy, decrease our per-share operating expenses and allow us to maximize the value we receive on our Legacy Portfolio.  Our Board therefore believes it is in our best interests to have the ability to ~~raise additional capital through a rights offering or one or more private placements~~issue warrants, options or rights to subscribe for or convert into our common stock (collectively, “Convertibles”) under appropriate circumstances in connection with our capital raising and financing activities.   If approved, the authorization would be effective for Convertibles issued during a period beginning on the date of such stockholder approval and expiring on the earlier of the anniversary of the date of the 2010 Annual Meeting or the date of our 2011 Annual Meeting.  Pursuant to our bylaws, MACC’s annual shareholder meetings have traditionally been held in February of each year, so it is likely the authorization would expire in the first calendar quarter of 2011.

~~In a rights offering, each shareholder receives the right to purchase a specified number of additional shares of our common stock, pro-rata, based on the number of shares held as of a specified record date.  Also, rights offerings may be non-transferable (in which case the rights may only be exercised by existing holders) or transferable (in which case rights not exercised by existing holders may be separately transferred).  SEC staff guidance provides that transferable rights offerings should be limited to issuing no more than one new share for the rights issued for every three outstanding shares.~~

~~The 1940 Act does not require shareholder approval to conduct a rights offering, provided the offering otherwise complies with the 1940 Act.  For example, Section 18(d) of the 1940 Act provides that a BDC may issue exclusively to its existing shareholders rights to subscribe for its securities which expire within 120 days.  Under PROPOSAL 5, we are seeking additional authority to issue rights under more flexible terms as contemplated by Section 61(a)(3)(A) of the 1940 Act.~~

~~Under Nasdaq rules, shareholder approval is required for stock offerings that are deemed to be other than “public offerings” and which involve the sale of more than 20% of the outstanding shares at a price less than the greater of NAV or market value.  If shareholder approval is granted, it must be exercised within 90 days.  However, no shareholder approval is required under Nasdaq rules with respect to offerings that are either (i) deemed to be public offerings or (ii) involve the sale of less than 20% of the outstanding shares of the issuer’s common stock.  Thus, if the shareholders do not approve this proposal, we may nonetheless effect a rights or private offering, so long as such offering does not require shareholder approval under Nasdaq rules and otherwise complies with the 1940 Act (however, we would still need shareholder approval under PROPOSAL 4 to issue our common stock below NAV in a private placement).~~

~~Our Board has approved and recommends to the stockholders for their approval a proposal to issue rights to purchase shares of our common stock or to issue our securities in one or more private placements.~~

~~Background and Reasons for the Proposal~~

~~Our management and the Board of Directors have determined that it would be advantageous for us to have the ability to issue rights to purchase our common stock or conduct one or more private placements of our common stock.  We have no immediate plans to conduct a rights offering.  However, in order to provide flexibility for future issuances, which typically must be undertaken quickly, the Board of Directors has approved and is seeking stockholder approval of this proposal to conduct a rights offering.  Furthermore, it is possible that any rights offering could be done on a transferrable basis, and RCP could offer, as it has in the past, to act as a standby purchaser of any rights not exercised by our shareholders.  The final terms of any rights, including exercise price, term and exercise requirements would be determined by the Board of Directors at the time of issuance.  Also, the amount of consideration that would be received by us at the time of issuance and the use of any such consideration will be considered and approved by the Board of Directors at the time of issuance.~~

~~Key Stockholder Considerations~~

~~An example of the dilution stockholders could experience with a potential Private Placement in the amount of $3,000,000 is provided above under Proposal 3—Key Stockholder Considerations—Example of dilutive effect.  The terms of any such private placement could include registration rights or other customary provisions.  Stockholders should be aware that the expense of registering such privately issued stock for resale, which we estimate to be $75,000, would be born by all of MACC’s stockholders and dilute all stockholders’ NAV per share.  We included such amount in the offering expenses above in the “Example of dilutive effect” in PROPOSAL 4.~~

~~One of our directors, Gordon Roth, or RCP, could participate in a private placement.  We do not have any indication of the number of shares Mr. Roth or RCP may consider purchasing in a private placement of our common stock.  Presently, Mr. Roth owns 5,151 shares of our common stock, and RCP owns 29,050 shares.  If the reverse stock split under PROPOSAL 2 is effected, Mr. Roth would hold 1,717 shares, or 0.21% of our outstanding stock, and RCP would hold 9,684 shares, or 1.18% of our outstanding stock.  If either Mr. Roth or RCP were to purchase the entire amount offered in the Private Placement described above under PROPOSAL 5, Mr. Roth’s holding of our common stock (after implementation of the reverse stock split) would be increased to 844,414 shares, or 50.73% of our outstanding stock, and RCP’s holding would increase to 852,381 shares, or 51.22%.~~

~~Before voting on this proposal or giving proxies with regard to this matter, stockholders should consider that if they do not exercise their rights under a rights offering, at the completion of any such rights offering they will own a smaller proportional interest in MACC than they would if they had exercised, and therefore such shareholders’ relative voting power in MACC would be reduced.  Furthermore, if the rights offering is transferrable, there is an even greater potential for voting power dilution.  In addition, because the subscription price per share of common stock will be less than the NAV per share, shareholders will experience an immediate dilution, which could be significant, of the aggregate NAV of their shares.  Finally, shareholders should consider that they will bear the costs to effect a rights offering, which we estimate below, whether or not they participate in the offering.~~

~~The following tables demonstrate the potential dilution existing shareholders could experience where one right is issued for each outstanding share in either a non-transferrable rights offering or transferable rights offering, depending on whether the reverse stock split under PROPOSAL 2 is approved and implemented.  The first table uses the following assumptions as of June 30, 2010: (i) the reverse stock split under PROPOSAL 2 is effected and therefore 821,541 rights are issued in a non-transferrable offering and 273,847 rights are issued in a transferable offering, (ii) all rights are exercised at an estimated subscription price of $3.56 per share (this assumes an increase in the market value of our common stock as a result of the NAV per share increase to $8.89 from $2.96, and also represents the minimum price per share we would issue stock in the Offerings as discussed under PROPOSAL 4), (iii) the expenses of the offering are $75,000, and (iv) our NAV per share of $8.89 per share (based on our unaudited June 30, 2010 per share NAV of $2.96 and adjusted to account for the reverse stock split) otherwise remains constant.~~

~~Dilutive Effects of Rights Offerings~~
~~Type of Offering~~	~~Number of Rights Issued~~	~~Number of Rights Exercised~~	~~Estimated Subscription Price~~	~~Offering Expenses~~	~~NAV Per Share Before Offering~~	~~NAV per Share After Offering~~	~~Percentage Reduction in NAV Per Share~~
~~Transferrable~~	~~273,847~~	~~273,847~~	~~$3.56~~	~~$75,000~~	~~$8.89~~	~~$7.49~~	~~-15.7%~~
~~Non-transferrable~~	~~821,541~~	~~821,541~~	~~$3.56~~	~~$75,000~~	~~$8.89~~	~~$6.23~~	~~-29.9%~~

~~As the first table demonstrates, if we effected a transferrable rights offering at an assumed exercise price of $3.56 per share after effecting the reverse stock split, our NAV per share of $8.89 would be reduced by approximately $1.40 per share (or -15.7%) to $7.49 per share, and if we effected a non-transferrable rights offering after effecting the reverse stock split, our NAV per share of $8.89 would be reduced by approximately $2.66 per share (or -29.9%) to $6.23 per share.  This dilution would disproportionately affect those shareholders who do not exercise their rights in full.~~

~~The second table uses the following assumptions as of June 30, 2010: (i) the reverse stock split under PROPOSAL 2 is not effected and therefore 2,464,621 rights are issued in a non-transferrable offering and 821,541 rights are issued in a transferable offering, (ii) all rights are exercised at an estimated subscription price of $1.18 per share (this represents a sales price which is a 60% discount to NAV per share, consistent with the minimum price per share we would issue stock in the Offerings as discussed under PROPOSAL 3), (iii) the expenses of the offering are $75,000, and (iv) our NAV per share of $2.96 otherwise remains constant.~~

~~Dilutive Effects of Rights Offerings~~
~~Type of Offering~~	~~Number of Rights Issued~~	~~Number of Rights Exercised~~	~~Estimated Subscription Price~~	~~Offering Expenses~~	~~NAV Per Share Before Offering~~	~~NAV per Share After Offering~~	~~Percentage Reduction in NAV Per Share~~
~~Transferrable~~	~~821,541~~	~~821,541~~	~~$1.18~~	~~$75,000~~	~~$2.96~~	~~$2.52~~	~~-15%~~
~~Non-transferrable~~	~~2,464,621~~	~~2,464,621~~	~~$1.18~~	~~$75,000~~	~~$2.96~~	~~$2.07~~	~~-30%~~

~~As the second table demonstrates, if we effected a transferrable rights offering at an assumed exercise price of $1.18 per share without effecting the reverse stock split, our NAV per share of $2.96 would be reduced by approximately $0.44 per share (or -15%) to $2.52 per share, and if we effected a non-transferrable rights offering without effecting the reverse stock split, our NAV per share of $2.96 would be reduced by approximately $0.89 per share (or -30%) to $2.07 per share.  This dilution would disproportionately affect those shareholders who do not exercise their rights in full.~~

~~While the examples above represent the most likely terms under which we would conduct a rights offering, we cannot state precisely the extent of any dilution at this time because the Board of Directors does not know what the NAV per share will be, what the subscription price will be or what proportion of any rights will be exercised at the time any rights offerings are effected in the future.  Similarly, the example of the dilution stockholders could experience with a potential Private Placement in the amount of $3,000,000 (provided above under Proposal 4—Key Stockholder Considerations—Example of dilutive effect) may not represent the actual dilution stockholders experience as a result of any such offering because the Board of Directors does not know what the NAV or sales price per share will be.~~
~~If this proposal is approved, no further authorization from stockholders will be solicited by us prior to conducting one or more private placements or the issuance of any rights to purchase shares of common stock in a transferrable or non-transferrable rights offering.~~

~~Conditions to Issuance~~

~~As discussed above, upon shareholder approval of this PROPOSAL 5, we anticipate conducting a private placement (below NAV if shareholders approve PROPOSAL 4) in the near future.  Such placement would likely be arranged by RCP and the purchaser(s) could include RCP or its affiliates.  As a result, RCP may directly benefit from the arrangement of such placement in the form of a commission or other compensation, and CRFH would indirectly benefit from increasing our assets, because it would increase the advisory fees we pay EAM.  Whether we propose to issue common stock to RCP or a person affiliated with RCP, our Independent Directors will only approve such a transaction if the price per share is sufficient to be in MACC’s and its stockholders’ best interests.~~
~~Since a potential transferable rights offering presents an additional level of dilution to existing shareholders, when determining the terms of any rights offering, the Board of Directors will consider the following matters in order to determine whether there is a reasonable likelihood that existing shareholders will exercise a substantial majority of the rights: (i) the structure of the offering and its appeal to existing shareholders, (ii) our performance, (iii) the historic trading of our common stock below NAV, (iv) any oversubscription privilege and the extent to which such privilege may result in general public participation, (v) the nature of our existing shareholders, and (vi) indications of interest in an offering from existing shareholders.  Furthermore, SEC staff guidance provides that transferable rights offerings should be limited to issuing no more than one new share for the rights issued for every three outstanding shares.~~

~~Required Vote~~

~~The Board of Directors requests approval of the shareholders (i) to conduct one or more private placements for which shareholder approval is required under Nasdaq rules, and (ii) to conduct one or more rights offerings for which shareholder approval is required under Nasdaq rules, in each case on such terms and conditions as may be determined by the Board of Directors.  Any transaction will be undertaken only with the approval of the Board of Directors on the basis that any such transaction is in the best interest of MACC and its shareholders.  Further, because the terms of any such offering are not known at this time, the terms of such an offering, and the securities issued thereunder, such as the selling or exercise price, would be determined by the Board of Directors.  If we issue additional securities in a private placement as contemplated in this proposal, those securities would be listed on the Nasdaq if we also registered such securities, and any additional securities issued in a rights offering would also be listed on the Nasdaq (assuming we maintain such listing).~~

~~Approval of this proposal requires the affirmative vote of a majority of the votes cast at the 2010 Annual Meeting.  Abstentions and broker non-votes will not be included in determining the number of votes cast and, as a result, will have no effect on this proposal.~~

~~THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE AUTHORIZATION FOR MACC TO RAISE ADDITIONAL CAPITAL THROUGH RIGHTS OFFERINGS OR PRIVATE PLACEMENTS.~~

The issuance of Convertibles is a common practice in connection with the sale of securities through private placements or obtaining debt financing.  Often Convertibles accompany the issuance of other securities to encourage the purchase of the other securities because Convertibles allow a purchaser to participate in any increase of the value of the issuer’s common stock.  The terms of such Convertibles would include an exercise/conversion price, term and exercise/conversion requirements which would be determined by our Board prior just prior to issuance (and subject to the requirements of Sections 18(d) and 61(a) of the 1940 Act as further discussed below).  More specifically the types of Convertibles that may be utilized would be: (i) warrants, which are securities that provide an investor a right but not an obligation, subject to certain terms, to buy stock at a specified price which can be higher or lower than the market price of stock at the time of issuance; (ii) options, which provide a right similar to warrants, but are considered a derivative instrument and contain the same ability to purchase stock at a specified price which can be higher or lower than the market price of stock at the time of issuance; (iii) convertible preferred stock, which allows an investor the option to convert such convertible preferred stock into a fixed number of common shares; or (iv) convertible debentures, which are a debt instrument that allow the holder the option to either receive payment on such debt or convert the debt into common shares.

The 1940 Act restricts the ability of a BDC to issue Convertibles.  Under this PROPOSAL 5, we are seeking additional flexibility to raise capital as provided in Section 61(a) of the 1940 Act.  That section provides that, in addition to stockholder approval of the transaction, (i) the exercise or conversion feature of the Convertibles must expire within 10 years of issuance, (ii) the exercise or conversion price for the Convertibles must not be less than the current market value of the BDC’s common stock at the date of the issuance of the Convertibles, (iii) the amount of a BDC’s voting securities that would result from the exercise of all outstanding Convertibles at the time of issuance may not exceed 25% of the BDC’s outstanding voting securities, and (iv) the individual issuances of Convertibles must be approved by a majority of the BDC’s Independent Directors on the basis that such issuance is in the BDC’s and its stockholders’ best interests.  Furthermore, if the Convertibles are accompanied by other securities when issued, the securities cannot be separately transferable unless no class of such Convertibles and the securities that accompany them has been publicly distributed.

If the Convertibles are to be converted into, or if holders of the Convertibles may subscribe for, our common stock at a price below its NAV, Section 63 of the 1940 Act also requires the shareholder approval we are seeking above under PROPOSAL 4.  If PROPOSAL 4 is not approved, then any Convertibles issued pursuant to this PROPOSAL 5 may not be converted into our common stock below its NAV per share.

Additionally, under Nasdaq rules, shareholder approval is required for stock offerings that are deemed to be other than “public offerings” and which involve the sale of more than 20% of the outstanding shares at a price less than the greater of NAV or market value.  However, no shareholder approval is required under Nasdaq rules with respect to offerings that are either (i) deemed to be public offerings or (ii) involve the sale of less than 20% of the outstanding shares of the issuer’s common stock.  Thus, if the shareholders do not approve this proposal, we may nonetheless effect a Convertible offering, so long as such offering does not require shareholder approval under Nasdaq rules and otherwise complies with the 1940 Act.

Our Board has approved and recommends to the stockholders for their approval a proposal to issue Convertibles, which Convertibles may or may not be accompanied by other securities issued by us.

Background and Reasons for the Proposal

Our management and the Board of Directors have determined that it would be advantageous for us to have the ability to issue Convertibles in connection with our financing and capital raising activities.  In this regard, the debt and equity capital markets in the United States have been severely impacted by significant write-offs in the financial services sector relating to sub-prime mortgages and the repricing of credit risk in the broadly syndicated loan market, among other reasons. These events, along with the deterioration of the housing market, have led to worsening general economic conditions, which have impacted the broader capital and credit markets and have reduced the availability of debt and equity capital for the market as a whole and financial firms in particular. Our ability to issue Convertibles may be an effective way for us to raise capital in the current and foreseeable environment.

We have no immediate plans to issue any Convertibles. However, in order to provide flexibility for future issuances, which typically must be undertaken quickly, the Board of Directors has approved and is seeking stockholder approval of this proposal to issue Convertibles either accompanied by or not accompanied by our other securities.  The final terms of any Convertibles (subject to the requirements of Section 61(a)(3) of the 1940 Act discussed above), including exercise/conversion price, term and exercise/conversion requirements would be determined by the Board of Directors at the time of issuance.  Also, the nature and amount of consideration that would be received by us at the time of issuance and the use of any such consideration will be considered and approved by the Board of Directors at the time of issuance.

Conditions to Issuance

Each issuance of Convertibles will comply with Section 61(a) of the 1940 Act.  Specifically, (i) the exercise or conversion feature of any Convertibles will expire within 10 years of issuance, (ii) the exercise or conversion price for any Convertibles will not be less than the current market value of the common stock at the date of the issuance of the Convertibles, and (iii) each issuance of Convertibles will be approved by a majority of our Independent Directors on the basis that such issuance is in our and our stockholders’ best interests.  If Convertibles are accompanied by other securities when issued, the Convertibles will not be separately transferable unless no class of such Convertibles and the other securities that accompany them has been publicly distributed.  Furthermore, any Convertibles will contain terms which automatically adjust to account for any reduction in our outstanding common stock resulting from effecting the reverse stock split proposed under PROPOSAL 2 or any future stock split.

In addition, Section 61(a) of the 1940 Act limits the number of securities into which Convertibles may be converted pursuant to this proposal.  Specifically, the amount of voting securities that would result from the exercise or conversion of all of our Convertibles at the time of issuance may not exceed 25% of our outstanding voting securities.

Key Stockholder Considerations

Shareholders should consider that the costs of issuing any Convertibles, as well as the costs of servicing any Convertibles, will be borne by our common stockholders.

Before voting on this proposal or giving proxies with regard to this matter, stockholders should consider the potentially dilutive effect of the issuance of Convertibles and the expenses associated with such issuances on the NAV per outstanding share of our common stock.  Because the exercise or conversion price per share at the time of exercise or conversion could be less than the NAV per share of our common stock at the time of exercise or conversion (if authority to issue Convertibles which are convertible into shares of common stock below NAV under PROPOSAL 4), and because we would incur expenses in connection with any such issuance of Convertibles, such exercise or conversion could result in a dilution of NAV per share of our common stock at the time of such exercise.

Any convertible preferred stock will have preference of liquidation and dividends as compared to the rights of holders of common stock.  Shareholders should understand that to the extent such Convertibles are considered “senior securities” under Sections 18(d) and 61(a) of the 1940 Act, the holders of such convertible preferred stock will have complete priority over any other class, which includes holders of common stock, to distribution of assets and payments of dividends.  Additionally, under the 1940 Act, immediately after such issuance or sale of the convertible preferred stock, the Company must have an asset coverage of 200% and provision must be made for such holders of preferred stock to elect at least at least two directors at all times, subject to the prior rights, if any, of the holders of any other class of senior securities outstanding.  If the Company does not pay dividends to such senior securities holders in an amount equal to two full years’ dividends on such securities, the senior securities holders shall have the right to elect a majority of the directors to the Board.  Finally, holders of common stock should consider that approval by the vote of a majority of such holders of senior securities, voting as a class, is necessary to effect any plan of reorganization that would adversely affect such holders of senior securities.

The following tables demonstrate the potential dilution existing shareholders could experience if we issued Convertibles as described below.  Table I assumes that the reverse stock split under PROPOSAL 2 is effected, resulting in an NAV per share of $8.89 per share (based on our unaudited June 30, 2010 per share NAV of $2.96 and adjusted to account for the reverse stock split), which otherwise remains constant.  Table II assumes that the reverse stock split under PROPOSAL 2 was not effected.  Table I also assumes that after (i) implementation of the reverse stock split under PROPOSAL 2, and (ii) effecting the Public Offering of 2,808,989 shares of our common stock as described in PROPOSAL 4, and (iii) effecting the Private Placement of 842,497 shares of our common stock, we have issued and outstanding 4,473,227 shares of common stock, meaning that we would have 5,526,773 shares of common stock authorized, but not issued.  Table II assumes that the reverse stock split under PROPOSAL 2 does not take place, but (i) the Public Offering of 2,808,989 shares of our common stock is effected as described in PROPOSAL 4, and (ii) the Private Placement of 842,497 shares of our common stock is effected which would cause 6,116,107 shares of common stock issued and outstanding and 3,883,893 shares of our common stock authorized, but not issued.

~~PROPOSAL 6 AUTHORIZATION TO ISSUE WARRANTS, OPTIONS OR RIGHTS TO SUBSCRIBE FOR OR CONVERT INTO MACC’S COMMON STOCK~~

~~As discussed above under “Background for Proposals 2-6,” our Board believes that we need the capability to raise additional capital to commence our new investment strategy, decrease our per-share operating expenses and allow us to maximize the value we receive on our Legacy Portfolio.  Our Board therefore believes it is in our best interests to have the ability to issue warrants, options or rights to subscribe for or convert into our common stock (collectively, “~~Convertibles~~”) under appropriate circumstances in connection with our capital raising and financing activities.  If approved, the authorization would be effective for Convertibles issued during a period beginning on the date of such stockholder approval and expiring on the earlier of the anniversary of the date of the 2010 Annual Meeting or the date of our 2011 Annual Meeting.  Pursuant to our bylaws, MACC’s annual shareholder meetings have traditionally been held in February of each year, so it is likely the authorization would expire in the first calendar quarter of 2011.~~

~~The issuance of Convertibles is a common practice in connection with the sale of securities through private placements or obtaining debt financing.  Often Convertibles accompany the issuance of other securities to encourage the purchase of the other securities because Convertibles allow a purchaser to participate in any increase of the value of the issuer’s common stock.  The terms of such Convertibles would include an exercise/conversion price, term and exercise/conversion requirements which would be determined by our Board prior just prior to issuance (and subject to the requirements of Sections 18(d) and 61(a) of the 1940 Act as further discussed below).  More specifically the types of Convertibles that may be utilized would be: (i) warrants, which are securities that provide an investor a right but not an obligation, subject to certain terms, to buy stock at a specified price which can be higher or lower than the market price of stock at the time of issuance; (ii) options, which provide a right similar to warrants, but are considered a derivative instrument and contain the same ability to purchase stock at a specified price which can be higher or lower than the market price of stock at the time of issuance; (iii) convertible preferred stock, which allows an investor the option to convert such convertible preferred stock into a fixed number of common shares; or (iv) convertible debentures, which are a debt instrument that allow the holder the option to either receive payment on such debt or convert the debt into common shares.~~

~~The 1940 Act restricts the ability of a BDC to issue Convertibles.  As discussed above under PROPOSAL 5, Section 18(d) of the 1940 Act limits the issuance of rights to a BDC’s existing shareholders, and such rights must expire by their terms within 120 days.  Under this PROPOSAL 6, we are seeking additional flexibility to raise capital as provided in Section 61(a) of the 1940 Act.  That section provides that, in addition to stockholder approval of the transaction, (i) the exercise or conversion feature of the Convertibles must expire within 10 years of issuance, (ii) the exercise or conversion price for the Convertibles must not be less than the current market value of the BDC’s common stock at the date of the issuance of the Convertibles, (iii) the amount of a BDC’s voting securities that would result from the exercise of all outstanding Convertibles at the time of issuance may not exceed 25% of the BDC’s outstanding voting securities, and (iv) the individual issuances of Convertibles must be approved by a majority of the BDC’s Independent Directors on the basis that such issuance is in the BDC’s and its stockholders’ best interests.  Furthermore, if the Convertibles are accompanied by other securities when issued, the securities cannot be separately transferable unless no class of such Convertibles and the securities that accompany them has been publicly distributed.~~

~~If the Convertibles are to be converted into, or if holders of the Convertibles may subscribe for, our common stock at a price below its NAV, Section 63 of the 1940 Act also requires the shareholder approval we are seeking above under PROPOSAL 4.  If PROPOSAL 4 is not approved, then any Convertibles issued pursuant to this PROPOSAL 6 may not be converted into our common stock below its NAV per share.~~

~~Additionally, under Nasdaq rules, shareholder approval is required for stock offerings that are deemed to be other than “public offerings” and which involve the sale of more than 20% of the outstanding shares at a price less than the greater of NAV or market value.  However, no shareholder approval is required under Nasdaq rules with respect to offerings that are either (i) deemed to be public offerings or (ii) involve the sale of less than 20% of the outstanding shares of the issuer’s common stock.  Thus, if the shareholders do not approve this proposal, we may nonetheless effect a Convertible offering, so long as such offering does not require shareholder approval under Nasdaq rules and otherwise complies with the 1940 Act.~~

~~Our Board has approved and recommends to the stockholders for their approval a proposal to issue Convertibles, which Convertibles may or may not be accompanied by other securities issued by us.~~

~~Background and Reasons for the Proposal~~

~~Our management and the Board of Directors have determined that it would be advantageous for us to have the ability to issue Convertibles in connection with our financing and capital raising activities.  In this regard, the debt and equity capital markets in the United States have been severely impacted by significant write-offs in the financial services sector relating to sub-prime mortgages and the repricing of credit risk in the broadly syndicated loan market, among other reasons. These events, along with the deterioration~~

~~of the housing market, have led to worsening general economic conditions, which have impacted the broader capital and credit markets and have reduced the availability of debt and equity capital for the market as a whole and financial firms in particular. Our ability to issue Convertibles may be an effective way for us to raise capital in the current and foreseeable environment.~~

~~We have no immediate plans to issue any Convertibles. However, in order to provide flexibility for future issuances, which typically must be undertaken quickly, the Board of Directors has approved and is seeking stockholder approval of this proposal to issue Convertibles either accompanied by or not accompanied by our other securities.  The final terms of any Convertibles (subject to the requirements of Section 61(a)(3) of the 1940 Act discussed above), including exercise/conversion price, term and exercise/conversion requirements would be determined by the Board of Directors at the time of issuance.  Also, the nature and amount of consideration that would be received by us at the time of issuance and the use of any such consideration will be considered and approved by the Board of Directors at the time of issuance.~~

~~Conditions to Issuance~~

~~Each issuance of Convertibles will comply with Section 61(a) of the 1940 Act.  Specifically, (i) the exercise or conversion feature of any Convertibles will expire within 10 years of issuance, (ii) the exercise or conversion price for any Convertibles will not be less than the current market value of the common stock at the date of the issuance of the Convertibles, and (iii) each issuance of Convertibles will be approved by a majority of our Independent Directors on the basis that such issuance is in our and our stockholders’ best interests.  If Convertibles are accompanied by other securities when issued, the Convertibles will not be separately transferable unless no class of such Convertibles and the other securities that accompany them has been publicly distributed.  Furthermore, any Convertibles will contain terms which automatically adjust to account for any reduction in our outstanding common stock resulting from effecting the reverse stock split proposed under PROPOSAL 2.~~

~~In addition, Section 61(a) of the 1940 Act limits the number of securities into which Convertibles may be converted pursuant to this proposal.  Specifically, the amount of voting securities that would result from the exercise or conversion of all of our Convertibles at the time of issuance may not exceed 25% of our outstanding voting securities.~~

~~Key Stockholder Considerations~~

~~Shareholders should consider that the costs of issuing any Convertibles, as well as the costs of servicing any Convertibles, will be borne by our common stockholders.~~

~~Before voting on this proposal or giving proxies with regard to this matter, stockholders should consider the potentially dilutive effect of the issuance of Convertibles and the expenses associated with such issuances on the NAV per outstanding share of our common stock.  Because the exercise or conversion price per share at the time of exercise or conversion could be less than the NAV per share of our common stock at the time of exercise or conversion (if authority to issue Convertibles which are convertible into shares of common stock below NAV under PROPOSAL 4), and because we would incur expenses in connection with any such issuance of Convertibles, such exercise or conversion could result in a dilution of NAV per share of our common stock at the time of such exercise.~~

~~The following table demonstrates the potential dilution existing shareholders could experience if we issued Convertibles as described below.  The table assumes that the reverse stock split under PROPOSAL 2 is effected, resulting in an NAV per share of $8.89 per share (based on our unaudited June 30, 2010 per share NAV of $2.96 and adjusted to account for the reverse stock split), which otherwise remains constant.  The table also assumes that after (i) implementation of the reverse stock split under PROPOSAL 2, (ii) effecting the Public Offering of 2,808,909 shares of our common stock as described in PROPOSAL 4, (iii) effecting the Private Placement of 842,697 shares of our common stock as described in PROPOSALS 4 & 5, and (iv) effecting a transferrable rights offering with 273,847 shares subscribed for as described in PROPOSAL 5, we have issued and outstanding 4,747,074 shares of common stock, meaning that we would have 5,252,926 shares of common stock authorized but not issued.~~

Table I demonstrates the potential dilution existing shareholders could experience if we issued the following types of Convertibles after conducting the reverse split: (i) conversion of one share of convertible preferred stock which converts to two shares of common stock at a exercise price of $3.56 (12% below NAV) per share and accompanied with warrant rights to purchase up to an equal amount of shares of common stock at a price of the lesser of $2.57 (40% below NAV) or market value at the time of exercise of the warrant, and (ii) a convertible debenture at an exercise price of $3.00 (30% below NAV) per share and accompanied with option rights to purchase up to an equal amount of shares of common stock at a price of the lesser of $2.14 per share (50% below NAV) or the market value at the time of exercise of the warrant.  In these examples, we are also assuming offering expenses, such as underwriting, professional and other fees, would be approximately 9% of the gross proceeds from Offerings, resulting in gross proceeds of $9,837,654 and net proceeds of $8,952,265 for the convertible preferred offering and gross proceeds of $8,290,158 and net proceeds of $7,544,043 for the convertible debentures offering.  Such offering expenses could be more or less than such estimate.

Table I - Dilutive Effects of Convertible Offerings (reverse stock split effected)

Type of Convertible Offered	Proceeds from Convertible Security	Shares of Common Stock Issued Upon Offering	Shares of Common Stock Issued Upon Conversion	Exercise Price Per Share	NAV Per Share Before Offering	NAV Per Share After Offering	NAV Per Share Upon Conversion	Percentage Reduction in NAV Per Share After Offering
Convertible Preferred Stock with Warrants	$8,952,265	2,763,386	2,763,386	$3.56	$4.29	$2.24	$2.02	-48%

Convertible Debentures with Options	$7,544,043	2,763,386	2,763,386	$3.00	$4.29	$2.05	$1.27	-70%

As Table I demonstrates, provided we effect the reverse stock split, if we effected an offering under which we issued convertible preferred stock with warrants as described above, our NAV per share of $4.29 would be reduced by approximately $2.05 per share (or –48%) to $2.24 per share; if the holders of convertible preferred converted their stock to common shares and exercised their warrants, our NAV per share of $2.24 would decrease by approximately $0.22 (or -10%)  to $2.02 per share provided that the warrants were exercised at a price of $2.57 price per share.  If we effected an offering under which we issued convertible debentures with options as described above, our NAV per share of $4.29 would be reduced by approximately $2.24 per share (or –70%) to $2.05 per share; if the holders of the convertible debentures with options exercised their options, our NAV per share of $2.05 would decrease by approximately $0.78 (or -38%) provided that the options were exercised at the $2.14 per share.

~~The table demonstrates the potential dilution existing shareholders could experience if we issued the following types of Convertibles: (i) conversion of one share of convertible preferred stock which converts to two shares of common stock at a exercise price of $3.21 (10~~ Table II below demonstrates the potential dilution existing shareholders could experience if we issued the following types of Convertibles without conducting the reverse split: (i) conversion of one share of convertible preferred stock which converts to two shares of common stock at a exercise price of $3.43 (12% below NAV) per share and accompanied with warrant rights to purchase up to an equal amount of shares of common stock at a price of the lesser of $~~3.21~~2.34 (40% below NAV) or market value at the time of exercise of the warrant, and (ii) a convertible debenture at an exercise price of $~~3.00~~2.73 (~~15~~30% below NAV) per share and accompanied with option rights to purchase up to an equal amount of shares of common stock at a price of the lesser of $~~3.00~~1.95 per share (50% below NAV) or the market value at the time of exercise of the warrant.  In these examples, we are also assuming offering expenses, such as underwriting, professional and other fees, would be approximately 9% of the gross proceeds from Offerings, resulting in gross proceeds of $~~8,430,946~~6,660,874 and net proceeds of $~~7,672,160~~6,061,395 for the convertible preferred offering and gross proceeds of $~~15,758,778~~5,301,512 and net proceeds of ~~14,340,487~~$4,824,375 for the convertible debentures offering.  Such offering expenses could be more or less than such estimate.

Table II - Dilutive Effects of Convertible Offerings (reverse stock split not effected)
Type of Convertible Offered	Proceeds from Convertible Security	Shares of Common Stock Issued Upon Offering	Shares of Common Stock Issued Upon Conversion	Exercise Price Per Share	NAV Per Share Before Offering	NAV Per Share After Offering	NAV Per Share Upon Conversion~~*~~	Percentage Reduction in NAV Per Share After Offering
Convertible Preferred Stock with Warrants*	$~~7,672,160~~6,061,395	~~2,626,463~~1,941,946	~~2,626,463~~1,941,946	$~~3.21~~3.43	$~~3.53~~3.90	$~~3.06~~2.18	$~~3.83~~1.14	-~~14~~70%

Convertible Debentures with Options	$~~7,170,243~~4,824,375	~~2,626,463~~1,941,946	~~2,626,463~~1,941,946	$~~3.00~~2.73	$~~3.53~~3.90	$~~3.24~~1.98	$~~3.73~~1.07	-~~9~~64%

~~*Assumes conversion price is equal to exercise price~~
As ~~the table~~Table II demonstrates, without effecting the reverse stock split, if we effected an offering under which we issued convertible preferred stock with warrants as described above, our NAV per share of $~~3.53~~3.90 would be reduced by approximately $~~0.47~~1.72 per share (or –~~14~~70%) to $~~3.06~~2.18 per share; if the holders of convertible preferred converted their stock to common shares and exercised their warrants, our NAV per share of $~~3.06~~2.18 would ~~increase~~decrease by approximately $~~0.77~~1.04 (or ~~25~~-52%)  to $1.14 per share provided that the warrants were exercised at ~~the same $3.21~~a price of $2.34 price per share.  If we effected an offering under which we issued convertible debentures with options as described above, our NAV per share of $~~3.53~~3.90 would be reduced by approximately $~~0.29~~1.92 per share (or –~~9~~70%) to $~~3.24~~1.98 per share; if the holders of the convertible debentures with options exercised their options, our NAV per share of $~~3.24~~1.98 would ~~increase~~decrease by approximately $~~0.49~~0.91 (or ~~15~~-45%) to $1.07 provided that the options were exercised at the ~~same $3.00 price~~$1.95 per share.

We cannot state precisely the extent of any such dilution at this time because the Board of Directors has not considered any specific transactions and does not know what the NAV per share will be, what the exercise/conversion price will be or what proportion of any such exercise/conversion rights will be at the time any rights offerings are effected in the future.

If this proposal is approved, no further authorization from stockholders will be solicited by us prior to the issuance of any Convertibles.

Required Vote

The Board of Directors requests approval of the shareholders to issue Convertibles in accordance with Section 61(a)(3) of the 1940 Act, in each case on such terms and conditions as may be determined by the Board of Directors, for up to the total number of authorized but unissued shares.  Any transaction will be undertaken only with the approval of the Board of Directors on the basis that any such transaction is in the best interest of MACC and its shareholders.  Further, because the terms of any such offering are not known at this time, the terms of such an offering, and the securities issued thereunder, such as the price, voting rights and maturity dates would be determined by the Board of Directors.  If we issue common stock as a result of the Convertibles being converted into our common stock as contemplated in this proposal, that common stock would be listed on the Nasdaq (assuming we maintain such listing).

Approval of this proposal requires the favorable vote of a majority of the votes cast at the 2010 Annual Meeting.  Abstentions and broker non-votes will not be included in determining the number of votes cast and, as a result, will have no effect on this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE AUTHORIZATION FOR MACC TO ISSUE WARRANTS, OPTIONS OR RIGHTS TO SUBSCRIBE FOR OR CONVERT INTO MACC’S COMMON STOCK.

PROPOSAL ~~7~~6 RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

As recommended by the Audit Committee of our Board of Directors on July 27, 2010, a majority of the Independent Directors voted in favor of the appointment of KPMG LLP to serve as our independent auditors for Fiscal Year 2010.  The appointment of KPMG LLP as independent auditors is subject to ratification by the shareholders.  A representative of KPMG LLP is expected to be present at the 2010 Annual Meeting with an opportunity to make a statement, and will be available to respond to appropriate questions.

In order to ratify the appointment of KPMG LLP as independent auditors for the Fiscal Year 2010, the proposal must receive the favorable vote of a majority of the shares entitled to vote and represented at the 2010 Annual Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE RATIFICATION OF KPMG LLP AS THE INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING SEPTEMBER 30, 2010.

PROPOSAL ~~8~~7 APPROVAL OF THE AMENDED ADVISORY AGREEMENT WITH EAM

We and EAM are parties to an Investment Advisory Agreement (the “Advisory Agreement”) dated April 29, 2008, which was approved by the shareholders at our 2008 Annual Meeting held on April 29, 2008.  EAM’s address is 2533 South Coast Highway 101, Suite 240, Cardiff-By-The-Sea, California 92007.  At the time the Advisory Agreement was adopted, the shareholders also approved an Investment Subadvisory Agreement with IAIA dated April 29, 2008 (the “Subadvisory Agreement”).  We seek to revise the method by which we calculate the incentive fee payable to EAM under the Advisory Agreement, as described below, to conform it to the method utilized by most other BDCs.  Accordingly, the Board has determined to recommend to the shareholders that they approve the terms of the Amended Agreement.  The term Advisory Agreement was extended by the Board until this year’s annual meeting, when a new two year term will commence upon shareholder approval.  The adoption of the Amended Advisory Agreement will not impact any terms of the Subadvisory Agreement.

Upon shareholder approval at the 2010 Annual Meeting, the Advisory Agreement will be amended and restated with the Amended Advisory Agreement, a copy of which is attached to this Proxy Statement as Appendix B.  The Amended Advisory Agreement was approved on July 12, 2010 by the vote of a majority of the Independent Directors and a majority of the Directors who are not parties to the Amended Advisory Agreement, cast in person at a meeting called for the purpose of voting on such approval.

Under the Amended Advisory Agreement, EAM will continue to manage the New Portfolio, as well as have overall responsibility for the Legacy Portfolio (together, the “Portfolio”), with IAIA subadvising EAM with respect to the Legacy Portfolio under the Subadvisory Agreement.

Pursuant to the Amended Advisory Agreement, EAM will continue to be subject to the overall supervision and review of our Board, provide us with investment research, advice and supervision and will furnish us continuously with an investment program, consistent with our investment objective and policies.  EAM will continue to provide, on behalf of us, any managerial assistance requested by our Portfolio companies.  EAM also will determine from time to time what securities we will purchase, what securities will be held or sold, what portions of our assets will be held uninvested as cash or in other liquid assets, subject always to the provisions of our Certificate of Incorporation, Bylaws, and any registration statement under the 1933 Act.  EAM will also maintain books and records with respect to all of our transactions, and will regularly report to our Board on our investments and performance.

EAM’s services to us under the Amended Advisory Agreement will not, as under the Advisory Agreement, be exclusive, and EAM will continue to be free to furnish the same or similar services to other entities, including businesses which may directly or indirectly compete with us, so long as EAM notifies us prior to being engaged to serve as investment adviser to another fund.

Under the Amended Advisory Agreement, EAM will receive fees based on the same structure as the Advisory Agreement.  The management fee is equal to an annual rate of 2.0% of Assets Under Management, payable in arrears.  In April, 2009, EAM elected to reduce their fee to 1.5% and additionally in May, 2009, to reduce their fee to 1.0% - a reduction of 50%.  While there is no contractual commitment as to how long EAM’s management fee waiver will continue, we expect it to continue until we have additional assets to deploy in the New Portfolio strategy.  EAM may not recoup any management fees it has waived.  The remaining 1% of the management fee continued to be paid to our subadviser, IAIA.  In addition to the management fee, MACC contracted to pay an incentive fee of 13.4% of Net Capital Gains on Existing Portfolio Companies and an incentive fee of 20.0% of Net Capital Gains on New Portfolio Companies, before taxes.  Total management fees under the Advisory Agreement amounted to $81,525 for the year ended September 30, 2009. There were $0 incentive fees paid under the Advisory Agreement in 2009.

Comparison of Advisory Fees

The following table provides, both with and without EAM’s fee waiver described above: (i) the aggregate management and incentive fees paid to EAM under the Advisory Agreement during Fiscal Year 2009; (ii) the amount of management fees and incentive fees that EAM would have been paid had the Amended Advisory Agreement been in effect during Fiscal Year 2009; and (iii) the difference between these two amounts as a percentage of the amount of EAM’s fees during Fiscal Year 2009:

	Fiscal Year 2009 Advisory Fees— Advisory Agreement	Fiscal Year 2009 Advisory Fees— Amended Advisory Agreement	Difference
With Fee Waiver	$81,525	$81,525	0%
Without Fee Waiver	$142,279	$142,279	0%

Management fees of $81,525 were paid to EAM in Fiscal Year 2009 under the Advisory Agreement, which would have been $142,279 without the fee waiver.  There were no incentive fees accrued or paid under the Advisory Agreement to EAM for Fiscal Year 2009 nor would there have been if the Amended Advisory Agreement were in place.  Under the terms of the Amended Advisory Agreement, EAM would have earned $81,525 in management and incentive fees in Fiscal Year 2009, or exactly the same as EAM was paid under the Advisory Agreement in Fiscal Year 2009.  Without the fee waiver by EAM, under the terms of the Amended Advisory Agreement, EAM would have earned $142,279 in management and incentive fees in Fiscal Year 2009, or exactly the same as EAM was paid under the Advisory Agreement in Fiscal Year 2009.

The following are the key provisions of the Amended Advisory Agreement, which are the same as the Advisory Agreement, except as to the incentive fee calculation:

●
Management Responsibilities: EAM will continue to manage the Portfolio and generally provide all facilities, personnel, and other means necessary for us to operate.  EAM will make all new and follow-on acquisitions, dispositions and other investment decisions of the Portfolio in its discretion, except (i) where specific board approval is required under our co-investment guidelines, or (ii) with respect to the Legacy Portfolio.

●
Operating Expenses: Consistent with all our advisory contracts, EAM generally will continue to be responsible for all of our expenses relating to staff salaries, office space, and supplies and we will generally responsible for auditing fees, all legal expenses and other expenses associated with being a public company, fees to the Directors, and any and all expenses associated with property of a Portfolio company taken or received by us or on our behalf as a result of our investment in any Portfolio company.

●
Term and Termination:  The Amended Advisory Agreement will continue in effect for two (2) years from its effective date, unless sooner terminated.  After the initial two-year term, the Amended Advisory Agreement will continue in effect so long as such continuance is specifically approved at least annually by the Board of Directors, including a majority of the Independent Directors, or by the vote of the holders of a majority, as defined in the 1940 Act, of our outstanding shares.  We may terminate the Amended Advisory Agreement, without payment of any penalty, on 60 days’ written notice to EAM if the decision to terminate has been made by the Board of Directors or by the vote of a majority, as defined in the 1940 Act, of the holders of a majority of our outstanding shares.  EAM may also terminate the Amended Advisory Agreement on 60 days’ written notice to us provided that another investment advisory agreement with a suitable investment adviser has been approved by the vote of the holders of a majority, as defined in the 1940 Act, of our outstanding shares, and by a majority of Directors who are not parties to such agreement or interested persons of any such party.

●
Liability of EAM:  The Amended Advisory Agreement provides that EAM will not be liable to us in any way for any error in judgment or mistake of law made by EAM in connection with any investment made by or for us so long as such error or mistake was not made in bad faith or as a result of gross negligence or willful misconduct.

●
Management Fee: We will pay EAM, monthly in arrears, a management fee equal to 2.0% per annum of our “Assets Under Management” (the total value of our assets managed by EAM, less any cash balances and cash equivalent investments which are not invested in debt or equity securities of Portfolio companies in accordance with our investment objectives).

●
Incentive Fee:  In addition, we will pay EAM an incentive fee consisting of two components—one respecting the Legacy Portfolio—the Existing Portfolio Company Incentive Fee (the “EPC Incentive Fee”) and one respecting the New Portfolio—the New Portfolio Company Incentive Fee (the “NPC Incentive Fee”).

The following definitions are used in both the Advisory Agreement and the Amended Advisory Agreement to calculate the incentive fee payable to EAM:

“GAAP” means generally accepted accounting principles in the United States.

“Net Realized Capital Gains” means Realized Capital Gains less Realized Capital Losses determined in accordance with GAAP.

“Realized Capital Gains” on a security means capital gains after deducting the cost and expenses necessary to achieve the gain (e.g., broker’s fees).  Under the Amended Advisory Agreement, capital gains are Realized Capital Gains upon the cash sale of the capital stock or assets of a Portfolio company or any other asset or item of property managed by EAM or any non cash Realized Capital Gain which has occurred in accordance with GAAP (which are recorded and calculated in the period the gain is realized; however in determining payment of any incentive fee, the payment will be made when the cash is received).

“Realized Capital Losses” on a security are calculated as the amount by which the net amount realized from the sale or other disposition of such security is less than the original cost of such security.  Capital losses are Realized Capital Losses upon the cash sale of the disposition of a portfolio company’s capital stock or assets or any other asset or item of property managed by EAM or any Realized Capital Loss which has occurred in accordance with GAAP which is not cash as described in the following sentence.  Realized Capital Losses other than cash losses are recorded and calculated in the period that losses are realized.

“EPC Unrealized Capital Depreciation” means the amount by which the original cost of any capital stock or asset of an Existing Portfolio Company exceeds the fair value of such asset at the end of a fiscal quarter, as may be determined by our Board of Directors in accordance with GAAP and our Valuation Policy then in effect and as shown on its books as a part of the periodic valuation of the Existing Portfolio Companies by the Board of Directors.  EPC Unrealized Capital Depreciation includes any Unrealized Capital Depreciation which existed during the term of the Advisory Agreement.

“NPC Unrealized Capital Depreciation” means the amount by which original cost of any capital stock or asset of a New Portfolio Company exceeds the fair value of such asset at the end of a fiscal quarter, as may be determined by our Board of Directors in accordance with GAAP and our Valuation Policy then in effect and as shown on its books as a part of the periodic valuation of the New Portfolio Companies by the Board of Directors.  NPC Unrealized Capital Depreciation includes any Unrealized Capital Depreciation which existed during the term of the Advisory Agreement.

With respect to the Legacy Portfolio, we will pay EAM the EPC Incentive Fee calculated on a quarterly basis equal to 13.4% of (i) (A) our EPC Net Realized Capital Gains, before taxes, on a cumulative basis from the effective date of the Amended Advisory Agreement until the end of such fiscal quarter, less (B) any EPC Unrealized Capital Depreciation at the end of such fiscal quarter, less (ii) the aggregate amount of any EPC Incentive Fee previously paid in all prior fiscal periods.

With respect to the New Portfolio, we will pay EAM the NPC Incentive Fee calculated on a quarterly basis equal to 20% of (i) (A) NPC Net Realized Capital Gains, before taxes, on a cumulative basis from the effective date of the Amended Advisory Agreement until the end of such fiscal quarter, less (B) any NPC Unrealized Capital Depreciation at the end of such fiscal quarter, less (ii) the aggregate amount of any NPC Incentive Fee previously paid in all prior fiscal periods.

The calculation of the incentive fees under the Amended Advisory Agreement are different than under the Advisory Agreement.  Whereas the incentive fee under the Amended Advisory Agreement will be calculated quarterly on a cumulative basis from the effective date of the Amended Advisory Agreement until the end of each fiscal quarter, the incentive fee under the Advisory Agreement was calculated on a period-to-period basis.  Changing to a cumulative basis means that subsequent changes in the value of Portfolio investments will impact the calculation of incentive fees over the life of the Amended Advisory Agreement.  Additionally, as outlined in the definition above of EPC Unrealized Capital Depreciation, any unrealized capital depreciation which existed during the term of the Advisory Agreement will be included in the EPC Unrealized Capital Depreciation under the Amended Advisory Agreement.

Under the Amended Advisory Agreement, the amount of the incentive fees in any fiscal year may not exceed the limit prescribed by Section 205(b)(3) of the Investment Advisers Act of 1940, which provides that total incentive fees may not exceed 20% of the realized capital gains over a specified period, computed net of all realized capital losses and unrealized capital depreciation.

Comparison of Incentive Fee Calculation Under the Advisory Agreement and the Amended Advisory Agreement

The hypothetical amounts of returns shown below are based on a percentage of our total net assets and assume no leverage. There is no guarantee that positive returns will be realized and actual returns may vary from those shown in these examples.

Example 1:
Year	Assumptions	Resulting Incentive Fee Under Advisory Agreement	Resulting Incentive Fee Under Amended Advisory Agreement
1	$5 million investment made in Company A (“Investment A”), and $3 million investment made in Company B (“Investment B”)	None	None
2	Investment A sold for $8 million and fair market value (“FMV”) of Investment B determined to be $4 million	$600,000 ($3 million realized capital gains on sale of Investment A multiplied by 20%)	Same as under Advisory Agreement
3	FMV of Investment B determined to be $5 million	None — $5 million (20% multiplied by ($30 million cumulative capital gains less $5	Same as under Advisory Agreement

cumulative capital depreciation)) less $6 million (previous capital gains fee paid in Year 2)million
4	Investment B sold for $5 million	Capital gains incentive fee of $400,000 — $1 million ($5 million cumulative realized capital gains multiplied by 20%) less $600,000 (capital gains incentive fee taken in Year 2)	Same as under Advisory Agreement

Example 2:
Year	Assumptions	Resulting Incentive Fee Under Advisory Agreement	Resulting Incentive Fee Under Amended Advisory Agreement
1	$2 million investment made in Company A (“Investment A”), $3 million investment made in Company B (“Investment B”) and $2.5 million investment made in Company C (“Investment C”)	None	None
2	Investment A sold for $5 million, FMV of Investment B determined to be $2.5 million and FMV of Investment C determined to be $2.5 million	$500,000 capital gains incentive fee — 20% multiplied by $2.5 million ($3 million realized capital gains on Investment A less unrealized capital depreciation on Investment B)	Same as under Advisory Agreement
3	FMV of Investment B determined to be $2.7 million and Investment C sold for $3 million
$140,000 capital gains incentive fee — $640,000 million (20% multiplied by $3.2 million ($3.5 million cumulative realized capital gains less $300,000 unrealized capital depreciation)) less $500,000 capital gains incentive fee received in Year 2
Same as under Advisory Agreement
4	FMV of Investment B determined to be $3.5 million	None	None
5	Investment B sold for $2 million
None — $500,000 (20% multiplied by $2.5 million (cumulative realized capital gains of $3.5 million less realized capital losses of $1 million)) less $640,000 cumulative capital gains incentive fee paid in Year 2 and Year 3
Same as under Advisory Agreement

Material Factors an Conclusions Relating to the Board of Director’s Retention of EAM and Approval of Fees under the Amended Advisory Agreement

When deciding whether to retain EAM and approve the terms of the Amended Advisory Agreement, the Board evaluated, among other things, written information provided by EAM as required under Section 15(c) of the 1940 Act (the “Materials”), and answers to questions posed by the Board to representatives of EAM.   The Board noted that EAM has served as investment adviser since 2008 and is uniquely familiar with the Portfolio.

The Board carefully evaluated the Materials, and was advised by legal counsel with respect to its deliberations. The Directors discussed the Materials and EAM’s oral presentation and other information that the Board received at the meeting, and deliberated on the retention of EAM and the terms of the Amended Advisory Agreement in light of this information.  In its deliberations, the Board did not identify any single piece of information that was all-important, controlling, or determinative of its decisions.  Based on its review of the Materials and the discussions with EAM, the Board determined that the terms of the Amended Advisory Agreement are consistent with the best interests of MACC and its shareholders, and will enable us to continue to receive high quality services at a cost that is appropriate, reasonable, and in the best interests of MACC and its shareholders.  The Board made these determinations on the basis of the following factors:

•
The advisory fees payable to and profits to be realized by EAM under the Amended Advisory Agreement, which the Board concluded (i) were reasonable in comparison to the fees charged by other portfolio managers of funds of similar size having similar investment strategies, and (ii) were in the middle range of the comparisons to the peer group identified for the Board;

•
The nature, quality, and extent of the advisory services to be provided by EAM, including its reputation, expertise, and resources in domestic financial markets, especially the small and micro-cap stocks that are intended to comprise the New Portfolio, which the Board concluded would benefit us by achieving above-average performance (as compared to other portfolio managers of similar asset classes using similar strategies for portfolios of similar size) and would assist in raising new assets and creating shareholder value;

•	The potential to generate investor and market enthusiasm through the retention of Eudaimonia, which the Board concluded would benefit MACC and its shareholders;

•
A description of EAM’s business, which the Board concluded demonstrated the appropriate level of expertise and size, which would benefit us by providing the level of service the Board expects to receive from its portfolio manager;

•	Biographical information respecting EAM’s personnel, which the Board concluded demonstrated the appropriate level of experience and qualification of EAM’s personnel;

•
EAM’s financial condition, including its balance sheet, which the Board concluded demonstrated that EAM is able to perform its obligations under the Amended Advisory Agreement and otherwise service the needs of its clients;

•
EAM’s investment performance with respect to all accounts with similar investment strategies, which the Board concluded demonstrated that such investment strategies and principles have shown favorable performance over time;

•
EAM’s brokerage practices (including any soft dollar arrangements), which the Board concluded that (i) EAM will not utilize directed brokerage in its management of the Portfolio, (ii) EAM does not inappropriately concentrate its brokerage allocation, and (iii) EAM pays commission rates which are comparable to industry custom;

•	EAM’s portfolio transaction practices, which the Board concluded demonstrated that EAM appropriately allocates investment opportunities among its clients and seeks to treat its clients fairly;

•
The overall high quality of the personnel, operations, financial condition, investment management capabilities, methodologies, and performance of EAM, which the Board concluded demonstrated that EAM will be able to perform as it anticipates, which will enable us to attract and enhance assets;

•
A description of EAM’s internal compliance program, which the Board concluded demonstrated that (i) EAM devotes an appropriate level of time and resources to detecting, preventing and remedying violations of the federal securities laws, and (ii) EAM appropriately utilizes outside auditors to audit its compliance functions;

•
Any possible conflicts of interest arising out a relationship with EAM, which the Board concluded that that EAM does not now have, and does not anticipate having in the future, any revenue sharing arrangements, but that to the extent Roth Capital Partners, LLC (“RCP”) participates in any transactions with us, such participation will be subject to limitations imposed by the 1940 Act;

•
The benefits to be realized by EAM as a result of its management of the Portfolio, which the Board concluded would be limited to its receipt of the management fee and incentive fee described above, and would not provide other benefits such as soft dollars to EAM; and

•
The terms of the Amended Advisory Agreement, which the Board concluded were at least or more beneficial to us as compared to agreements respecting similar levels of service for similar levels of advisory fees.

Information Regarding EAM:

The following table contains the name, address and principal occupation of the principal executive officers and each manager of EAM.  Unless otherwise provided, the address for all officers and managers is 2533 South Coast Highway 101, Suite 240, Cardiff-By-The-Sea, California 92007.

Name and Address	Position and Principal Occupation

Travis T. Prentice	President, Chief Executive Officer, Chief Investment Officer and Portfolio Manager
Montie L. Weisenberger	Sr. Vice President and Portfolio Manager
Derek J. Gaertner	Vice President, Chief Operating Officer and Chief Compliance Officer
Joshua M. Moss	Vice President and Portfolio Manager
Byron Roth 24 Corporate Plaza-200 Newport Beach, California 92660	Manager of EAM; Chairman, CEO and Manager of RCP (independent investment banking firm specializing in small-cap companies)
Gordon J. Roth 24 Corporate Plaza-200 Newport Beach, California 92660	Manager of EAM; CFO and Chief Operating Officer, RCP

Other than Gordon Roth, no other director or officer of MACC is either a member or manager of EAM or owns securities of, or has any other material direct or indirect interest in, EAM.  EAM does not serve as an investment adviser for any other registered investment company, and our Board of Directors is not aware of any financial condition of EAM that is reasonably likely to impair its ability to fulfill its commitment to under the Amended Advisory Agreement.  No commission has been paid to, nor do we have, any Affiliated Broker for MACC or EAM, as that term is defined in Item 22(a)(1)(ii) of Schedule 14A adopted under the 1934 Act.  There are no arrangements or understandings in connection with the Amended Advisory Agreement with respect to composition of our Board or the Board of Managers of EAM or with respect to the appointment of any person to any office with EAM.

In order to approve the Amended Advisory Agreement, the proposal must receive the affirmative vote of the lesser of (i) 67% or more of the outstanding shares of our common stock present at the 2010 Annual Meeting or represented by proxy if the holders of more than 50% of our shares are present or represented by proxy, or (ii) more than 50% of our outstanding shares of common stock.  Abstentions and broker non-votes will have the effect of a vote against this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE APPROVAL OF THE AMENDED ADVISORY AGREEMENT WITH EAM.

PROPOSAL ~~9~~8 APPROVAL OF THE AMENDED SUBADVISORY AGREEMENT WITH EAM AND IAIA

We, EAM and IAIA are parties to the Subadvisory Agreement dated April 29, 2008, which was approved by the shareholders at our 2008 Annual Meeting held on April 29, 2008.  IAIA’s address is 101 Second Street SE, Suite 800, Cedar Rapids, Iowa 52401.  EAM’s address is 2533 South Coast Highway 101, Suite 240, Cardiff-By-The-Sea, California 92007.  Under the Subadvisory Agreement, IAIA provided accounting functions and services for us as part of the transition from IAIA to EAM as investment adviser.  We and EAM have requested that IAIA continue to provide such accounting functions and services and the Amended Subadvisory Agreement provides for the continuance of such services.  Under the Amended Subadvisory Agreement EAM will pay IAIA a management fee equal to 75% of the management fees received by EAM under the Amended Advisory Agreement while continuing to provide such services.  Accordingly, the Board has determined to recommend to the shareholders that they approve the terms of the Amended Subadvisory Agreement.   The Subadvisory Agreement was extended by the Board until this year's annual meeting, when a new two year term will commence.

      Under the Amended Subadvisory Agreement, the incentive fee payable by EAM to IAIA remains the same as under the Subadvisory  Agreement and is 100% of the incentive fee received by EAM under the Amended Advisory Agreement attributable to the Legacy Portfolio.

Upon shareholder approval at the 2010 Annual Meeting, the Advisory Agreement will be amended and restated with the Amended Subadvisory Agreement, a copy of which is attached to this Proxy Statement as Appendix C.  The Amended Subadvisory Agreement was approved on July 27, 2010 by the vote of a majority of the Independent Directors and a majority of the Directors who are not parties, or “interested parties” (as that term is defined in the 1940 Act) of any party to the Amended Subadvisory Agreement, cast in person at a meeting called for the purpose of voting on such approval.

Under the Amended Subadvisory Agreement, IAIA will continue to subadvise EAM with respect to the Legacy Portfolio. EAM will continue to manage the New Portfolio, as well as have overall responsibility for the Portfolio.

Pursuant to the Amended Subadvisory Agreement, IAIA will continue to be subject to the supervision and review of our Board, provide us with investment research, advice and supervision and will furnish us continuously with an investment program, consistent with our investment objective and policies.  IAIA will also recommend to EAM from time to time what securities we will purchase, what securities will be held or sold, what portions of our assets will be held uninvested as cash or in other liquid assets, subject always to the provisions of our Certificate of Incorporation, Bylaws, and any registration statement under the 1933 Act.  IAIA will also assist EAM in maintenance of the books and records with respect to all of our transactions, and will regularly report to our Board on our investments and performance.

IAIA’s services to us under the Amended Subadvisory Agreement will not, as under the Subadvisory Agreement, be exclusive, and IAIA will continue to be free to furnish the same or similar services to other entities, including businesses which may directly or indirectly compete with us, so long as IAIA notifies us prior to being engaged to serve as investment adviser to another fund.

Although EAM has waived its management fee since May 2009, IAIA received a management fee of 50% of the management fees that would have been received by EAM under the Advisory Agreement.  EAM elected to reduce their fees, however InvestAmerica continues to receive a management fee equal to 50% of the original agreement or an annual rate of 1% of Assets under Management attributable to the Legacy Portfolio.  Although EAM may elect to continue to waive receipt of its management fee, under the Amended Subadvisory Agreement EAM will pay IAIA a management fee equal to 75% of the management fee that would be received by EAM under the Amended Advisory Agreement while IAIA continues to provide accounting functions and services for the Company.  Under the Amended Subadvisory Agreement, IAIA will receive 100% of the incentive fee received by EAM under the Amended Advisory Agreement attributable to the Legacy Portfolio.  Total management fees paid to InvestAmerica amounted to $142,279 for the year ended September 30, 2009. There were $0 incentive fees paid under the Subadvisory Agreement for the year ended September 30, 2009.

The following are the key provisions of the Amended Subadvisory Agreement, which are the same as the Subadvisory Agreement, except as to the management fee calculation:

●
Management Responsibilities: IAIA will continue to manage the Portfolio and generally provide all facilities, personnel, and other means necessary for us to operate.  EAM will make all new and follow-on acquisitions, dispositions and other investment decisions of the Portfolio in its discretion, except (i) where specific board approval is required under our co-investment guidelines, or (ii) with respect to the Legacy Portfolio.

●
Operating Expenses: IAIA generally will be responsible for all of our expenses relating to staff salaries, office space, and supplies and we will generally responsible for auditing fees, all legal expenses and other expenses associated with being a public company, fees to the Directors, and any and all expenses associated with property of a Portfolio company taken or received by us or on our behalf as a result of our investment in any Portfolio company.

●
Term and Termination:  The Amended Subadvisory Agreement will continue in effect for two (2) years from its effective date, unless sooner terminated.  After the initial two-year term, the Amended Subadvisory Agreement will continue in effect so long as such continuance is specifically approved at least annually by the Board of Directors, including a majority of the Independent Directors, or by the vote of the holders of a majority, as defined in the 1940 Act, of our outstanding shares.  We may terminate the Amended Subadvisory Agreement, without payment of any penalty, on 60 days’ written notice to IAIA if the decision to terminate has been made by the Board of Directors or by the vote of a majority, as defined in the 1940 Act, of the holders of a majority of our outstanding shares.  IAIA may also terminate the Amended Subadvisory Agreement on 60 days’ written notice to us provided that another investment advisory agreement with a suitable investment adviser has been approved by the vote of the holders of a majority, as defined in the 1940 Act, of our outstanding shares, and by a majority of Directors who are not parties to such agreement or interested persons of any such party.

●
Liability of IAIA:  The Amended Subadvisory Agreement provides that IAIA will not be liable to us in any way for any error in judgment or mistake of law made by IAIA in connection with any investment made by or for us so long as such error or mistake was not made in bad faith or as a result of gross negligence or willful misconduct.

●
Management Fee: EAM will pay IAIA, monthly in arrears, a management fee equal to 75% of the management fee that would be received by EAM under the Amended Advisory Agreement while IAIA continues to provide accounting functions and services for the Company.

●	Incentive Fee: Under the Amended Subadvisory Agreement, IAIA will receive 100% of the incentive fee received by EAM under the Amended Advisory Agreement attributable to the Legacy Portfolio.

Material Factors an Conclusions Relating to the Board of Director’s Retention of IAIA and Approval of Fees under the Amended Subadvisory Agreement

When deciding whether to retain IAIA and approve the terms of the Amended Subadvisory Agreement, the Board evaluated, among other things, written information provided by IAIA as required under Section 15(c) of the 1940 Act (the “Materials”), and answers to questions posed by the Board to representatives of IAIA.  The Board noted that prior to 2008, IAIA served as investment adviser to MACC, has served has its subadviser since 2008 and is uniquely familiar with the Legacy Portfolio.

The Board carefully evaluated the Materials, and was advised by legal counsel with respect to its deliberations. The Directors discussed the Materials and IAIA’s oral presentation and other information that the Board received at the meeting, and deliberated on the retention of IAIA and the terms of the Amended Subadvisory Agreement in light of this information.  In its deliberations, the Board did not identify any single piece of information that was all-important, controlling, or determinative of its decisions.  Based on its review of the Materials and the discussions with IAIA, the Board determined that the terms of the Amended Subadvisory Agreement are consistent with the best interests of MACC and its shareholders, and will enable us to continue to receive high quality services at a cost that is appropriate, reasonable, and in the best interests of MACC and its shareholders.  The Board made these determinations on the basis of the following factors:

•
The advisory fees payable to and profits to be realized by IAIA under the Amended Subadvisory Agreement, which the Board concluded (i) were reasonable in comparison to the fees charged by other portfolio managers of funds of similar size having similar investment strategies, and (ii) were in the middle range of the comparisons to the peer group identified for the Board;

•
The nature, quality, and extent of the advisory services to be provided by IAIA, including its reputation, expertise, and resources in domestic financial markets, especially the Legacy Portfolio, which the Board concluded would benefit us by achieving above-average performance (as compared to other portfolio managers of similar asset classes using similar strategies for portfolios of similar size) and would assist in raising new assets and creating shareholder value;

•
A description of IAIA’s business, which the Board concluded demonstrated the appropriate level of expertise and size, which would benefit us by providing the level of service the Board expects to receive from its portfolio manager;

•	Biographical information respecting IAIA’s personnel, which the Board concluded demonstrated the appropriate level of experience and qualification of IAIA’s personnel;

•
IAIA’s financial condition, including its balance sheet, which the Board concluded demonstrated that IAIA is able to perform its obligations under the Amended Subadvisory Agreement and otherwise service the needs of its clients;

•
IAIA’s investment performance with respect to all accounts with similar investment strategies, which the Board concluded demonstrated that such investment strategies and principles have shown favorable performance over time;

•
IAIA’s brokerage practices (including any soft dollar arrangements), which the Board concluded that (i) IAIA will not utilize directed brokerage in its management of the Portfolio, (ii) IAIA does not inappropriately concentrate its brokerage allocation, and (iii) IAIA pays commission rates which are comparable to industry custom;

•	IAIA’s portfolio transaction practices, which the Board concluded demonstrated that IAIA appropriately allocates investment opportunities among its clients and seeks to treat its clients fairly;

•
The overall high quality of the personnel, operations, financial condition, investment management capabilities, methodologies, and performance of IAIA, which the Board concluded demonstrated that IAIA will be able to perform as it anticipates, which will enable us to attract and enhance assets;

•
A description of IAIA’s internal compliance program, which the Board concluded demonstrated that (i) IAIA devotes an appropriate level of time and resources to detecting, preventing and remedying violations of the federal securities laws, and (ii) IAIA appropriately utilizes outside auditors to audit its compliance functions;

•
Any possible conflicts of interest arising out a relationship with IAIA, which the Board concluded that that IAIA does not now have, and does not anticipate having in the future, any revenue sharing arrangements;

•
The benefits to be realized by IAIA as a result of its subadvisory role with the Portfolio, which the Board concluded would be limited to its receipt of the management fee and incentive fee described above, and would not provide other benefits such as soft dollars to IAIA; and

•
The terms of the Amended Subadvisory Agreement, which the Board concluded were at least or more beneficial to us as compared to agreements respecting similar levels of service for similar levels of advisory fees.

Information Regarding IAIA:

The following table contains the name, address and principal occupation of the principal executive officers and each manager of IAIA.  Unless otherwise provided, the address for all officers and directors is 101 Second Street SE, Suite 800, Cedar Rapids, Iowa 52401.

Name and Address	Position and Principal Occupation

David R. Schroder	President, Secretary, Chief Compliance Officer and Director
Robert A. Comey	Executive Vice President, Treasurer, Asst. Secretary and Director
Kevin F. Mullane	Senior Vice President, Asst. Secretary and Director
Michael H. Reynoldson	Vice President

No director or officer of MACC is either a officer, director or shareholder of IAIA or owns securities of, or has any other material direct or indirect interest in IAIA.  IAIA does not serve as an investment adviser for any other registered investment company, and the Board is not aware of any financial condition of IAIA that is reasonably likely to impair its ability to fulfill its commitment to under the Amended Subadvisory Agreement.  No commission has been paid to, nor do we have, any Affiliated Broker with IAIA, as that term is defined in Item 22(a)(1)(ii) of Schedule 14A adopted under the 1934 Act.  There are no arrangements or understandings in connection with the Amended Subadvisory Agreement with respect to composition of our Board or IAIA’s Board of Directors or with respect to the appointment of any person to any office with IAIA.

In order to approve the Amended Subadvisory Agreement, the proposal must receive the affirmative vote of the lesser of (i) 67% or more of the outstanding shares of our common stock present at the 2010 Annual Meeting or represented by proxy if the holders of more than 50% of our shares are present or represented by proxy, or (ii) more than 50% of our outstanding shares of common stock.  Abstentions and broker non-votes will have the effect of a vote against this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE APPROVAL OF THE AMENDED SUBADVISORY AGREEMENT WITH IAIA.

OTHER BUSINESS

The Board of Directors knows of no other business to be presented for action at the 2010 Annual Meeting.  If any matters do come before the 2010 Annual Meeting on which action can properly be taken, it is intended that the proxies shall vote in accordance with the judgment of the person or persons exercising the authority conferred by the proxy at the 2010 Annual Meeting.

ADDITIONAL INFORMATION

Common Stock Ownership

As of July 15, 2010, there were 2,464,621 shares of common stock issued and outstanding.  Because they serve as our investment advisers, EAM, a California limited liability company located at 2533 South Coast Highway 101, Suite 240, Cardiff-By-The-Sea, California 92007, and IAIA, a Delaware corporation located at 101 Second Street S.E., Suite 800, Cedar Rapids IA 52401, are deemed to control us, within the meaning of the 1940 Act.  Additionally, ~~Atlas Management Partners, LLC (“~~Atlas~~”),~~ Bridgewater International Group, LLC (“BIG”)~~,~~ and Mr. Benjamin Jiaravanon (a former Director) ~~and Mr. Timothy Bridgewater~~ control MACC through either direct or beneficial ownership of 804,689 of our shares, which as of August 19, 2010 comprised 32.65% of our issued and outstanding stock.  ~~Atlas and~~ BIG ~~are~~is organized under the laws of the State of Utah.

Our officers and directors, eight in number as a group, beneficially own ~~90,935~~112,635 shares together, equal to ~~3.69~~4.57% of our outstanding common stock.  The following table sets forth certain information as of ~~August 19,~~September 1, 2010, with respect to the common stock ownership of: (i) those persons or groups (as that term is used in Section 13(d)(3) of the 1934 Act who beneficially own more than 5% of our common stock, and (ii) each Director.  Unless otherwise indicated, the addresses for the persons listed in the table is 2533 South Coast Highway 101, Suite 240, Cardiff-By-The-Sea, California 92007.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class of Voting common stock
Bridgewater International Group, LLC (1) 10500 South 1300 West, South Jordan, Utah 84095	804,689	32.65%
Benjamin Jiaravanon (1) Ancol Barat, J1 Ancol VIII, No.1, Jakarta 14430 Indonesia	804,689	32.65%
Geoffrey T. Woolley	151,314	6.14%
Gordon J. Roth(2)	~~34,201~~55,901	~~1.38~~2.27%
Michael W. Dunn	46,734	1.90%
James W. Eiler	10,000	0.04%
Kevin J. Gadawski	0	0.00%
All Officers and Directors as a Group	~~90,935~~112,635	~~3.69~~4.57%

(1)
The foregoing information with respect to ~~Atlas,~~ BIG~~,~~ and Mr. Jiaravanon ~~and Mr. Bridgewater~~ is based upon Amendment No. 1 to Schedule 13D, dated August 8, 2003, as subsequently amended October 10, 2003, March 9, 2005, May 3, 2005, May 19, 2005 and August 19, 2010, filed by ~~Atlas,~~ BIG and others with the SEC (collectively, the “AtlasBIG Group 13D”).  The ~~Atlas~~BIG Group 13D disclosed control over 804,689 shares of common stock owned by BIG (the “BIG Shares”).  BIG retains control of voting of the BIG Shares, including all other incidents of ownership of the stock, including beneficial ownership and dispositive power.

As the sole Manager of BIG, Mr. Jiaravanon maintains control over the voting power respecting the BIG Shares.  BIG is a wholly owned subsidiary of Aleksin, a corporation organized under the laws of the British Virgin Islands.  Aleksin is a wholly-owned subsidiary of Maze Industrial Ltd. (“Maze”), a corporation organized under the laws of the British Virgin Islands.  Maze is 100% owned by Sumet Jiaravanon, an individual.

(2) Mr. Roth individually owns 5,151 shares of common stock. RCP, in which Mr. Roth has shared control of voting power, owns ~~29,050~~55,901 shares of common stock.

Executive Officers

Our current officers are listed in the chart below.  As affiliated persons of EAM, the officers are “interested persons,” as that term is defined in Section 2(a)(19) of the 1940 Act.  The address for all officers is 2533 South Coast Highway 101, Suite 240, Cardiff-By-The-Sea, California 92007.
Name and Age	Position(s) Held with MACC	Length of Time Served	Principal Occupation(s) During Past 5 Years
Travis T. Prentice, 35	President & CEO	Since April, 2008	President and Chief Investment Officer of EAM, a firm he co-founded in 2007. In addition, he serves as portfolio manager for the firm’s Micro Cap Growth and Ultra Micro Cap Growth investment strategies. Prior to founding Eudaimonia, Mr. Prentice was a Partner, Managing Director and Portfolio Manager with Nicholas-Applegate Capital Management where he had lead portfolio management responsibilities for their Micro and Ultra Micro Cap investment strategies and a senior role in the firm’s US Micro/Emerging Growth team. He brings over twelve years of institutional investment experience from Eudaimonia and Nicholas Applegate where he originally joined in 1997. He holds a Masters in Business Administration from San Diego State University and a Bachelor of Arts in Economics and a Bachelor of Arts in Psychology from the University of Arizona.
Derek J. Gaertner, 39	Chief Financial Officer & CCO	Since April, 2008
Vice President and Chief Operating/ Compliance Officer of Eudaimonia.  Prior to joining Eudaimonia in 2007, Mr. Gaertner was the Chief Financial Officer of Torrey Pines Capital Management, a global long/short equity hedge fund located in San Diego, California.  He was also responsible for overseeing the firm’s regulatory compliance and operations functions.  Prior to joining Torrey Pines Capital Management in 2004, Mr. Gaertner was a Tax Manager with PricewaterhouseCoopers LLP.  He has over 8 years of public accounting experience in both the audit and tax departments.  Mr. Gaertner is a Certified Public Accountant and has a Bachelors of Science in Accounting from the University of Southern California and Masters of Science in Taxation from Golden Gate University, San Francisco.

Montie L. Weisenberger 42	Treasurer & Secretary	Since April, 2008
Senior Vice President and Portfolio Manager of Eudaimonia, a firm he co-founded in 2007.  Mr. Weisenberger has primary portfolio management responsibilities for the firm’s Small Cap Growth investment strategy.  Prior to founding Eudaimonia, Mr. Weisenberger was a Senior Vice President and Portfolio Manager at Nicholas Applegate Capital Management where he had lead portfolio management responsibilities for the firm’s Traditional Small-to-Mid Cap Growth strategy and was a senior member of the firm’s US Micro / Emerging Growth team since 2001.  Prior to joining Nicholas Applegate Capital Management, Montie was a research analyst at Adams, Harkness & Hill, now Cannacord Adams, an emerging growth investment bank located in Boston, MA. Mr. Weisenberger also spent more than five years as a finance and strategic management consultant, most recently as a manager with KPMG, LLP.  Mr. Weisenberger brings more than fourteen years of combined investment management and financial analysis experience to Eudaimonia Asset Management.  He holds a Masters in Business Administration and a Masters in Health Administration from Georgia State University and a Bachelor of Arts in Business Administration from Flagler College.

Audit Committee

The Board has a standing Audit Committee which makes recommendations to the Board regarding the engagement of the independent registered public accounting firm for audit and non-audit services; evaluates the independence of the auditors and reviews with the independent auditors the fee, scope and timing of audit and non-audit services.  The Audit Committee also is charged with monitoring our Policy Against Insider Trading and Prohibited Transactions and our Code of Conduct.  The Audit Committee operates under a charter that was adopted by the Board on October 9, 2008 and is attached to this Proxy statement as Appendix D.  A current copy of the charter is not available on a website, as we do not maintain a website.  The Audit Committee consists of Messrs. Dunn (Chair), Eiler, and Gadawski, who was appointed to the Audit Committee on January 28, 2010.  Each member of the Audit Committee is considered “independent” under applicable Nasdaq listing standards.  The Board has determined that James W. Eiler is an Audit Committee financial expert.  The Audit Committee held five meetings in Fiscal Year 2009.

Corporate Governance / Nominating Committee

The Corporate Governance/Nominating Committee was appointed by the Board to identify and recommend approval of all Director nominees to be voted on at the annual stockholders’ meetings, to recommend corporate governance guidelines for the Corporation, to lead the Board in its annual review of the Board’s performance, and to recommend to the Board nominees for each committee of the Board.  The Corporate Governance/Nominating Committee operates under a charter that was revised and adopted by the Board on October 9, 2008 and is attached to this Proxy statement as Appendix E.  A current copy of the charter is not available on a website, as we do not maintain a website.  The Corporate Governance/Nominating Committee may seek input from other Directors or senior management in identifying candidates.  Under our Third Amended and Restated Bylaws, stockholders desiring to nominate persons for election as Directors or to propose other business for consideration at an annual meeting must notify the Secretary in writing not less than 60 days, nor more than 90 days, prior to the date on which we first mailed our proxy materials for the prior year’s annual meeting.  Shareholders may propose nominees for Director by following the procedures described below under “SHAREHOLDER PROPOSALS FOR 2011 ANNUAL MEETING.”

The qualifications used in evaluating Director candidates include but are not limited to: independence, time commitments, attendance, business judgment, management, accounting, finance, industry and technology knowledge, as well as, personal and professional ethics, integrity and values. In addition, as set forth in its Charter, the Corporate Governance/Nominating Committee believes that having directors with relevant experience in business and industry, government, finance and other areas is beneficial to the Board as a whole.  The Corporate Governance/Nominating Committee further reviews the qualifications of any candidate in the context of the current composition of the Board and our needs. The same identifying and evaluating procedures apply to all candidates for director nomination, whether nominated by stockholders or by the Corporate Governance/Nominating Committee.

The Corporate Governance/Nominating Committee also: (i) oversees the formulation of, and recommends for adoption to the Board, a set of corporate governance guidelines;  (ii) periodically reviews and reassesses the corporate governance guidelines and recommends appropriate changes to the Board for approval; (iii) reviews and approves annually our compensation program for service on the Board or any of its committees; (iv) performs an annual assessment of the Board’s performance and periodically reports its Board assessments to the Board; (v) annually reviews and assesses its Charter and makes recommendations of appropriate changes to the Board; (vi) performs periodic reviews of all Board committee structure and governance charters; (vii) recommends appropriate changes to Board committee composition and responsibility to the Board; and (viii) reviews any conflicts of interest.

The Corporate Governance/Nominating Committee consists of Messrs. Eiler, Dunn, and Gadawski, who was appointed to the Corporate Governance/Nominating Committee on January 28, 2010.  All members of the Corporate Governance/Nominating Committee are considered “independent” under applicable Nasdaq listing standards.  The Corporate Governance/Nominating Committee held one meeting in Fiscal Year 2009.

Investment and Valuation Committee

The Investment and Valuation Committee assists the Board with the periodic valuation of our investment securities and with oversight of our investment portfolio and evaluates any proposed revisions to our investment policy. The Investment and Valuation Committee also assures compliance with our valuation policy and policies regarding investments made in participation with other funds managed by IAIA, with entities controlling, controlled by or under common control with IAIA, and with other affiliates.  The Investment and Valuation Committee operates under a charter that was adopted by the Board on October 9, 2008.  The members of the Investment and Valuation Committee are Messrs. Dunn, Eiler and Roth (Chair).  Mr. Dunn and Mr. Eiler are independent under Nasdaq listing standards.  The Investment and Valuation Committee held six meetings in Fiscal Year 2009.

Audit Committee Report

The Audit Committee of the Board of Directors was established as a separately designated committee in accordance with section 3(a)(58)(A) of the 1934 Act and is composed of three directors.  The members of the Audit Committee during Fiscal Year 2009 were Geoffrey T. Woolley (Chair), James W. Eiler, and Michael W. Dunn.  Mr. Gadawski was appointed to and began serving on the Audit Committee as of January 28, 2010, replacing the position vacated by the resignation of Mr. Woolley on December 8, 2009.  Mr. Eiler was considered the Audit Committee’s financial expert during Fiscal Year 2009.  Under the terms of the charter and the listing standards applicable to companies listed on the Nasdaq Capital Market, all of the Audit Committee members were considered to be independent.

Management is responsible for our internal controls and the financial reporting process.  The independent accountants are responsible for performing an independent audit of our financial statements in accordance with generally accepted auditing standards and to issue a report thereon.  The Audit Committee’s responsibility is to monitor and oversee these processes.

In this regard, the Audit Committee has reviewed and discussed the audited financial statements for Fiscal Year 2009 with management and discussed other matters related to the audit with the independent auditors.  Management represented to the Audit Committee that our financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.  The Audit Committee met with the independent auditors, with and without management present, and discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards No. 61, as amended (Communication with Audit Committees).  The independent auditors also provided to the Audit Committee the written disclosures and the letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communication with the Audit Committee concerning independence, and the Audit Committee discussed with the independent auditors the firm’s independence.

The Audit Committee has considered whether KPMG has maintained its independence during Fiscal Year 2009.  Based upon the Audit Committee’s discussions with management and the independent auditors, and the Audit Committee’s review of representations of management and the report of the independent auditors to the Audit Committee, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in our Annual Report on Form 10-K for Fiscal Year 2009, filed with the SEC.

AUDIT COMMITTEE:
Michael W. Dunn, Chair
James W. Eiler
Kevin J. Gadawski

Independent Auditor Fees and Services

The following table presents fees paid for professional services rendered by KPMG LLP (“KPMG”), our independent registered public accounting firm, for Fiscal Year 2009 and for the fiscal year ending September 30, 2008:

Fee Category	Fiscal Year 2009 Fees	Fiscal Year 2008 Fees
Audit Fees	$79,940	$75,500
Audit-Related Fees	7,000	-0-
Tax Fees	$15,000	$14,900
All Other Fees	-0-	-0-
Total Fees	$101,940	$90,400

Audit Fees were for professional services rendered for the audit of tour financial statements and review of the interim financial statements included in quarterly reports and services that are normally provided by KPMG in connection with statutory and regulatory filings or engagements and include quarterly reviews and security counts.

Audit-Related Fees were for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” These services include accounting consultations in connection with acquisitions, consultations concerning financial accounting and reporting standards.

Tax Fees were for professional services for federal, state and international tax compliance, tax advice and tax planning and include preparation of federal and state income tax returns, and other tax research, consultation, correspondence and advice.

All Other Fees are for services other than the services reported above.  We did not pay any fees for such other services in Fiscal Year 2009 or fiscal year 2008.

The Audit Committee has concluded the provision of the non-audit services listed above is compatible with maintaining the independence of KPMG.  KPMG did not bill EAM for any non-audit services in either Fiscal Year 2009 or fiscal year 2008.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent auditors and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent auditors in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

Compensation of Directors and Executive Officers

Compensation Committee Interlocks and Insider Participation

We do not have a separate compensation committee utilized to determine the appropriate compensation payable to our executive officers and Directors due to our size and therefore has no charter.  The Corporate Governance/Nominating Committee, however, is responsible for, among other things, annually reviewing and approving our compensation policies for Directors.  The members of the Corporate Governance/Nominating Committee for Fiscal Year 2009 were Messrs. Woolley (Chair), Eiler and Dunn.  Mr. Gadawski was appointed to and began serving on the Corporate Governance/Nominating Committee as of January 28, 2010, replacing the position vacated by the resignation of Mr. Woolley.  All members of the Corporate Governance/Nominating Committee are considered “independent” under applicable Nasdaq listing standards.  No members of the Committee have ever served as our officers or employees.  None of our executive officers served, during Fiscal Year 2009: (i) on a compensation committee of another entity which had an executive officer serving on the Corporate Governance/Nominating Committee; (ii) as a director of another entity which had an executive officer serving on the Corporate Governance/Nominating Committee; or (iii) as a member of a compensation committee of another entity which had an executive officer who served as a Director.
Compensation Committee Report

The Corporate Governance/Nominating Committee has not reviewed or discussed with management the Compensation of Executive Officers Discussion and Analysis set forth above because our standing policy is to not compensate executive officers.  The Corporate Governance/Nominating Committee did recommend to the Board of Directors that the Compensation of Executive Officers Discussion and Analysis be included in this report on Proxy Statement.

CORPORATE GOVERNANCE / NOMINATING COMMITTEE:
Michael W. Dunn
James W. Eiler
Kevin J. Gadawski

Compensation of Directors

The compensation of our Directors is governed by a compensation policy adopted via resolution of the Board on February 24, 2004 and amended on July 18, 2006 (the “Compensation Policy”).  The Compensation Policy provides that: (i) Directors who are also officers or directors of our investment adviser receive no compensation for serving on the Board; (ii) the Chairman of the Board receives an annual retainer of $24,000; (iii) all other outside Directors receive an annual retainer of $8,000; (iv) all outside Directors other than the Chairman of the Board receive $1,000 for each Board meeting attended (whether such attendance is in person or by telephone) if the meeting is scheduled as an in-person meeting and $500 for each Board meeting attended by telephone if the meeting is scheduled to be held by teleconference; (v) all Directors other than the Chairman of the Board receive $250 for each committee meeting attended (whether such attendance is in person or by telephone) if the committee meeting is scheduled as an in-person meeting and $250 for each committee meeting attended by telephone if the meeting is scheduled to be held by teleconference; and (vi) we reimburse all reasonable expenses of the Directors and the Chairman of the Board in attending Board and committee meetings.  Directors’ meetings are normally held on a quarterly basis, with additional meetings held as needed.  All Director compensation is payable quarterly, in arrears.

The following table sets forth the compensation paid to our Directors during Fiscal Year 2009.  MACC presently maintains no pension, equity participation or retirement plans for its Directors.

Name	Aggregate Compensation From MACC(1)
Geoffrey T. Woolley*	$31,500
Michael W. Dunn	$16,750
Gordon J. Roth	$15,500
James W. Eiler	$16,750

(1) Consists only of directors’ fees and does not include reimbursed expenses.
* Resigned from the Board of Directors effective December 8, 2009.

Compensation of Executive Officers

We do not have any employees and do not pay any compensation to any of our officers.  We have not compensated our executive officers in any of the last three fiscal years.  We do not provide any of bonus, stock options, stock appreciation rights, non-equity incentive plans, non-qualified deferred compensation or pension benefits to our executive officers.  Further, we have no agreements with any officer pertaining to change in control payments.  All of our officers and staff are employed by EAM, which pays all of their cash compensation.

SHAREHOLDER PROPOSALS FOR 2011 ANNUAL MEETING

Under the SEC rules, since the date of the 2010 Annual Meeting has changed more than thirty (30) days from the prior year, notice by any shareholder to nominate a person for election as a Director or to proposed other business for consideration at the annual meeting, to be timely, must be so delivered a reasonable time before the date on which MACC first mails its proxy materials with respect to the 2011 Annual Meeting.  Accordingly, shareholders desiring to submit a proposal for consideration at the 2011 Annual Meeting of shareholders give written notice of the proposal to MACC’s Secretary at 2533 South Coast Highway 101, Suite 240, Cardiff-By-The-Sea, California 92007, no later than December 1, 2010.  The submission of a proposal does not guarantee its inclusion in the proxy statement or presentation at the annual meeting unless certain securities laws requirements are met.

In addition, under our Amended and Restated Bylaws, shareholders desiring to nominate persons for election as Directors or to propose other business for consideration at an annual meeting must notify MACC’s Secretary in writing not less than 60 days, nor more than 90 days, prior to the date on which we first mailed its proxy materials for the prior year’s annual meeting.  However, since the date of the 2010 Annual Meeting has changed more than thirty (30) days from the prior year, notice by a shareholder to be timely must be so delivered a reasonable time before the date on which MACC first mails it proxy materials with respect to the 2011 Annual Meeting.  Accordingly, shareholders desiring to nominate a person for election as Director or to propose other business for consideration at the 2011 Annual Meeting of shareholders must give written notice of the proposal to MACC’s Secretary not later than December 1, 2010.  MACC’s proxies will have discretionary authority to vote with respect to any shareholder proposal that may be presented at an annual meeting which does not comply with these notice requirements.  Shareholders’ notices must contain the specific information set forth in our Amended and Restated Bylaws.  A copy of our Amended and Restated Bylaws will be furnished to shareholders without charge upon written request to our Secretary.

SHAREHOLDER COMMUNICATION

Under a policy adopted by the Board on February 28, 2006, any shareholder wishing to communicate with any of our Directors regarding matters related to MACC may provide correspondence to the Director in care of Secretary, MACC Private Equities Inc., 2533 South Coast Highway 101, Suite 240, Cardiff-By-The-Sea, California 92007.  The Chairman of the Corporate Governance/Nominating Committee will review and determine the appropriate response to questions from shareholders, including whether to forward communications to individual Directors.  The independent members of the Board of Directors review and approve the shareholder’s communication process periodically to ensure effective communication with the shareholders.

EXPENSES OF SOLICITATION OF PROXIES

In addition to the use of the mails, proxies may be solicited by personal interview and telephone by our directors and officers, who will not receive additional compensation for such services.  We have engaged Mellon Investor Services, LLC (“Mellon”) to aid in the solicitation of proxies at an estimated fee of $30,000.  Approximately twenty-five employees of Mellon will assist the us with solicitation of the proxies.  Our agreement with Mellon to solicit proxies generally provides that Mellon will: (i) assist us in planning and organization of proxy solicitation matters, (ii) establish communications with banks, brokers and other parties for purposes of the solicitation, (iii) disseminate all proxy materials in a timely manner, and (iv) solicit and collect proxies according to Mellon’s calling and reporting procedures.  We will also request brokerage houses, nominees, custodians and fiduciaries to forward soliciting materials to the beneficial owners of stock held of record by them and will reimburse such persons for forwarding materials.  The cost of soliciting proxies will be borne by us.

PERIODIC REPORTS

Our financial statements and related financial information required by Item 13(a) of Schedule 14A under the 1934 Act are incorporated herein by this reference to our Fiscal Year 2009 Annual Report (“Annual Report”)~~.  The Annual Report accompanies~~ and the financial statements in our periodic reports for our Fiscal Year 2010, including our amended quarterly report on Form 10-Q/A for the quarter ended June 30, 2010.  The Annual Report and Fiscal Year 2010 periodic reports accompany this proxy statement, but ~~is~~are not deemed a part of the proxy soliciting material, except to the extent that portions ~~thereof~~therein have been incorporated herein pursuant to the preceding sentence.

A copy of the Fiscal Year 2009 Form 10-K report to the SEC, excluding exhibits, will be mailed to shareholders without charge upon written request to Secretary, MACC Private Equities Inc., 2533 South Coast Highway 101, Suite 240, Cardiff-By-The-Sea, California 92007 or by calling (760) 479-5080.  Such requests must set forth a good faith representation that the requesting party was either a holder of record or a beneficial owner of our common stock on the Record Date August 23, 2010 for the 2010 Annual Meeting.  Exhibits to the Form 10-K will be mailed upon similar request and payment of specified fees.

Please date, sign and return the proxy at your earliest convenience in the enclosed envelope. No postage is required for mailing in the United States.  A prompt return of your proxy will be appreciated as it will save the expense of further mailings and telephone solicitations.

By Order of the Board of Directors
Montie L. Weisenberger,
Secretary

Cardiff-By-The-Sea, California
______, 2010

APPENDIX A

CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION

APPENDIX B

AMENDED AND RESTATED INVESTMENT ADVISORY AGREEMENT WITH
EUDAIMONIA INVESTMENT MANAGEMENT, LLC

APPENDIX C

AMENDED AND RESTATED INVESTMENT SUBADVISORY AGREEMENT WITH
INVESTAMERICA INVESTMENT ADVISORS, INC.

APPENDIX D

AUDIT COMMITTEE CHARTER

APPENDIX E

CORPORATE GOVERNANCE / NOMINATING COMMITEE